Exhibit 99.1

Consolidated Financial Statements

for the years ended December 31, 2021 and 2020

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of Consolidated Financial Statements originally issued in Spanish)

INDEX

I.	Consolidated Statements of Financial Position
II.	Consolidated Statements of Income
III.	Consolidated Statements of Other Comprehensive Income
IV.	Consolidated Statements of Changes in Equity
V.	Consolidated Statements of Cash Flows
VI.	Notes to the Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento (The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation of the Chilean Commission for Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

i

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

As of December 31, 2021 and 2020

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	2021 MCh$	2020 MCh$
ASSETS
Cash and due from banks	7	3,713,734	2,560,216
Transactions in the course of collection	7	576,457	582,308
Financial assets held-for-trading	8	3,876,695	4,666,156
Investment under resale agreements	9	64,365	76,407
Derivative instruments	10	2,983,298	2,618,004
Loans and advances to banks	11	1,529,313	2,938,991
Loans to customers, net	12	33,537,758	30,190,058
Financial assets available-for-sale	13	3,054,809	1,060,523
Financial assets held-to-maturity	13	782,529	—
Investments in other companies	14	49,168	44,649
Intangible assets	15	72,532	60,701
Property and equipment	16	222,320	217,928
Leased assets	16	100,188	118,829
Current tax assets	17	846	22,949
Deferred tax assets	17	439,194	357,945
Other assets	18	699,233	579,467
TOTAL ASSETS		51,702,439	46,095,131

LIABILITIES
Current accounts and other demand deposits	19	18,542,791	15,167,229
Transactions in the course of payment	7	460,490	1,302,000
Obligations under repurchase agreements	9	95,009	288,917
Savings accounts and time deposits	20	9,140,006	8,899,541
Derivative instruments	10	2,773,199	2,841,756
Borrowings from financial institutions	21	4,861,865	3,669,753
Debt issued	22	9,478,905	8,593,595
Other financial obligations	23	274,618	191,713
Lease liabilities	16	95,670	115,017
Current tax liabilities	17	113,129	311
Deferred tax liabilities	17	—	—
Provisions	24	1,048,013	733,911
Other liabilities	25	595,730	565,120
TOTAL LIABILITIES		47,479,425	42,368,863

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,418,833	2,418,833
Reserves		703,604	703,206
Other comprehensive income		(23,927)	(51,250)
Retained earnings:
Retained earnings from previous years		655,478	412,641
Income for the year		792,922	463,108
Less:
Provision for minimum dividends		(323,897)	(220,271)
Subtotal		4,223,013	3,726,267
Non-controlling interests		1	1
TOTAL EQUITY		4,223,014	3,726,268
TOTAL LIABILITIES AND EQUITY		51,702,439	46,095,131

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years between January 1 and December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	2021 MCh$	2020 MCh$

Interest revenue	28	2,382,993	1,873,019
Interest expense	28	(814,448)	(560,007)
Net interest income		1,568,545	1,313,012

Income from fees and commissions	29	584,321	562,146
Expenses from fees and commissions	29	(129,293)	(116,178)
Net fees and commission income		455,028	445,968

Net financial operating income	30	186,567	(11,458)
Foreign exchange transactions, net	31	(15,962)	156,662
Other operating income	36	36,079	34,559
Total operating revenues		2,230,257	1,938,743

Provisions for loan losses	32	(373,260)	(462,680)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,856,997	1,476,063

Personnel expenses	33	(450,952)	(457,176)
Administrative expenses	34	(324,625)	(318,881)
Depreciation and amortization	35	(76,798)	(73,357)
Impairment	35	(1,690)	(1,661)
Other operating expenses	37	(33,699)	(31,256)

TOTAL OPERATING EXPENSES		(887,764)	(882,331)

NET OPERATING INCOME		969,233	593,732

Income attributable to associates	14	2,240	(4,661)
Income before income tax		971,473	589,071

Income tax	17	(178,550)	(125,962)

NET INCOME FOR THE YEAR		792,923	463,109

Attributable to:
Bank’s Owners	27	792,922	463,108
Non-controlling interests		1	1

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	7,85	4,58
Diluted net income per share	27	7,85	4,58

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the years between January 1 and December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	2021 MCh$	2020 MCh$

NET INCOME FOR THE YEAR		792,923	463,109

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net gains (losses) on available-for-sale instruments valuation	13	(109,930)	(3,026)
Net gains (losses) on derivatives held as cash flow hedges	10	182,376	10,358
Subtotal Other comprehensive income before income taxes		72,446	7,332

Income tax relating to the components of other comprehensive income that are reclassified in income for the year		(45,123)	(1,981)
Total other comprehensive income items that will be reclassified subsequently to profit or loss		27,323	5,351

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Adjustment for defined benefit plans	24	523	(91)

Subtotal other comprehensive income before income taxes		523	(91)

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the period	17	(125)	25
Total other comprehensive income items that will not be reclassified subsequently to profit or loss		398	(66)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		820,644	468,394

Attributable to:
Bank’s Owners		820,643	468,393
Non-controlling interests		1	1

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years between January 1 and December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for-sale	Derivatives cash flow hedge	Income Tax	Retained earnings from previous year	Income (losses) for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2019		2,418,833	31,780	671,492	3,827	(81,040)	20,612	170,171	593,008	(300,461)	3,528,222	1	3,528,223
Retention of profits		—	—	—	—	—	—	242,470	(242,470)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(350,538)	300,461	(50,077)	(1)	(50,078)
Other comprehensive income:
Defined benefit plans adjustment, net		—	(66)	—	—	—	—	—	—	—	(66)	—	(66)
Derivatives cash flow hedge	27	—	—	—	—	10,358	(2,797)	—	—	—	7,561	—	7,561
Valuation adjustment on available-for-sale instruments	27	—	—	—	(3,026)	—	816	—	—	—	(2,210)	—	(2,210)
Income for the period 2020	27	—	—	—	—	—	—	—	463,108	—	463,108	1	463,109
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(220,271)	(220,271)	—	(220,271)
Balances as of December 31, 2020		2,418,833	31,714	671,492	801	(70,682)	18,631	412,641	463,108	(220,271)	3,726,267	1	3,726,268
Retention of profits	27	—	—	—	—	—	—	242,837	(242,837)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(220,271)	220,271	—	(1)	(1)
Other comprehensive income:
Defined benefit plans adjustment, net		—	398	—	—	—	—	—	—	—	398	—	398
Derivatives cash flow hedge, net	27	—	—	—	—	182,376	(49,241)	—	—	—	133,135	—	133,135
Valuation adjustment on available-for-sale instruments	27	—	—	—	(109,930)	—	4,118	—	—	—	(105,812)	—	(105,812)
Income for the period 2021	27	—	—	—	—	—	—	—	792,922	—	792,922	1	792,923
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(323,897)	(323,897)	—	(323,897)
Balances as of December 31, 2021		2,418,833	32,112	671,492	(109,129)	111,694	(26,492)	655,478	792,922	(323,897)	4,223,013	1	4,223,014

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years between January 1 and December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	2021 MCh$	2020 MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		792,923	463,109
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	35	76,798	73,357
Impairment	35	1,690	1,661
Provision for loans and accounts receivable from customers and owed by banks	32	227,073	378,290
Provision of contingent loans	32	(7,584)	19,149
Additional provisions	32	220,000	107,000
Fair value adjustment of financial assets held-for-trading		6,122	(909)
Changes in assets and liabilities by deferred taxes	17	(77,256)	(36,156)
(Gain) loss attributable to investments in companies with significant influence, net	14	(1,793)	5,099
(Gain) loss from sales of assets received in lieu of payment,net		(3,221)	(7,891)
(Gain) loss on sales of property and equipment, net	36	(214)	(30)
Charge-offs of assets received in lieu of payment	37	1,873	3,984
Other charges (credits) to income that do not represent cash flows		13,562	28,599
Net changes in exchange rate, interest and fees accrued on assets and liabilities		(500,215)	(7,117)

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		1,409,687	(1,800,134)
(Increase) decrease in loans to customers		(2,905,209)	(1,137,533)
(Increase) decrease in financial assets held-for-trading, net		(2,628)	226,023
(Increase) decrease in other assets and liabilities		(260,408)	272,887
Increase (decrease) in current account and other demand deposits		3,369,787	3,843,145
Increase (decrease) in transactions from reverse repurchase agreements		(176,369)	(33,488)
Increase (decrease) in savings accounts and time deposits		234,048	(1,901,014)
Sale of assets received in lieu of payment or adjudicated		10,824	21,618
Total cash flows from operating activities		2,429,490	519,649

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(2,072,171)	284,691
(Increase) decrease in financial assets held-to-maturity		(756,262)	—
Net changes in leased assets	16	(1,386)	(847)
Purchases of property and equipment	16	(34,193)	(28,471)
Sales of property and equipment		214	401
Acquisition of intangible assets	15	(30,222)	(18,631)
Acquisition of investments in companies	14	(7,847)	—
Dividends received from investments in companies	14	1,544	1,439
Total cash flows from investing activities		(2,900,323)	238,582

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of letters of credit		(1,633)	(2,382)
Issuance of bonds	22	1,661,016	889,135
Redemption of bonds		(1,338,021)	(1,221,026)
Dividends paid	27	(220,271)	(350,538)
Increase (decrease) in borrowings from foreign financial institutions		(45,421)	(999,925)
Increase (decrease) in other financial obligations		83,137	52,683
Increase (decrease) in other obligations with Central Bank of Chile		1,237,814	3,110,600
Payment of other long-term borrowings		(207)	(16,963)
Payments for lease agreements	16	(30,585)	(28,705)
Total cash flows from financing activities		1,345,829	1,432,879

TOTAL NET (NEGATIVE) POSITIVE CASH FLOWS FOR THE YEAR		874,996	2,191,110

Effect of exchange rate changes		324,965	(34,366)

Cash and cash equivalents at beginning of year		6,088,115	3,931,371

Cash and cash equivalents at end of year	7	7,288,076	6,088,115

		2021	2020
Operational Cash flow interest:		MCh$	MCh$

Interest received		1,656,189	1,777,086
Interest paid		(262,894)	(505,557)

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years between January 1 and December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

Reconciliation of provisions for the Consolidated Statements of Cash Flows for the years ended:

	2021	2020
	MCh$	MCh$

Provision for loans and accounts receivable from customers and owed by banks	227,073	378,290
Provision of contingent loans	(7,584)	19,149
Additional provisions	220,000	107,000
Recovery of written-off credits	(66,229)	(41,759)
Expense for credit risk provisions	373,260	462,680

Reconciliation of liabilities arising from financing activities:

	Changes other than Cash
	31.12.2020	Net Cash Flow	Acquisition / (Disposals)	Foreign currency	UF Movement	31.12.2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Letters of credit	6,786	(1,633)	—	—	(1,037)	4,116
Bonds	8,586,809	322,995	—	270,097	294,888	9,474,789
Dividends paid	—	(220,271)	—	—	—	(220,271)
Obligations with banks	559,153	(45,421)	—	(327)	—	513,405
Other financial obligations	191,713	82,930	—	—	(25)	274,618
Obligations with Central Bank of Chile	3,110,600	1,237,814	—	—	46	4,348,460
Payments for lease agreements	115,017	(30,585)	2,554	—	8,684	95,670
Total liabilities from financing activities	12,570,078	1,345,829	2,554	269,770	302,556	14,490,787

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Free translation of Consolidated Financial Statements originally issued in Spanish)

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America ("SEC"), in consideration of the fact that the Bank is registered on the New York Stock Exchange ("NYSE"), through a program of American Depositary Receipt ("ADR").

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Consolidated Financial Statements of Banco de Chile, for the year ended December 31, 2021 were approved by the Directors on January 27, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles:

(a)	Basis of preparation:

Legal dispositions

Decree Law No. 3,538 of 1980, according to the text replaced by the first article of Law No. 21,000 that “Creates the Commission for the Financial Market”, provides in numeral 6 of its article 5 that the Commission for the Market Financial (CMF) may "set the standards for the preparation and presentation of reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles under which they must keep their accounting".

In accordance with the current legal framework, banks must use the accounting principles provided by the CMF and in everything that is not dealt with by it or in contravention of its instructions, they must adhere to the generally accepted accounting principles, which correspond to the technical standards issued by the College of Accountants of Chile AG, coinciding with the International Financial Reporting Standards ("IFRS") agreed by the International Accounting Standards Board ("IASB"). If there are discrepancies between these accounting principles of general acceptance and the accounting criteria issued by the CMF, the latter shall prevail.

The notes to the Consolidated Financial Statements contain additional information to that presented in the Consolidated Statement of Financial Position, in the Consolidated Statement of Income, Consolidated Statement of Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable way.

(b)	Basis of consolidation:

The Financial Statements of Banco de Chile as of December 31, 2021 and 2020 have been consolidated with its Chilean subsidiaries and foreign subsidiary using the global integration method (line-by-line). They include preparation of individual financial statements of the Bank and companies that participate in the consolidation and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank. The Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events in equivalent circumstances.

Significant intercompany transactions and balances (assets, liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process. The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(i)	Subsidiaries

Consolidated Financial Statements as of December 31, 2021 and 2020 incorporate financial statements of the Bank and its subsidiaries. According IFRS 10 – “Consolidated Financial Statements”. Control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank have power over the investee when has existing rights that give it the ability to direct the relevant activities of the investee.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are enough to have the ability to direct the relevant activities unilaterally, then conclude the Bank has control. The Bank considers all factors and relevant circumstances to evaluate if their voting rights are enough to obtain the control, which it includes:

●	The amount of voting rights that the Bank has, related to the amount of voting rights of the others stakeholders;

●	Potential voting rights maintained by the Bank, other holders of voting rights or other parties;

●	Rights emanated from other contractual arrangements;

●	Any additional circumstance that indicate that the Bank have or have not the ability to manage the relevant activities when that decisions need to be taken, including behavior patterns of vote in previous shareholders meetings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(i)	Subsidiaries, continued:

The Bank reevaluates if it has or has not the control over an investee when the circumstances indicates that exists changes in one or more elements of control listed above.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

			Functional	Interest Owned
Rut	Subsidiaries	Country	Currency	Direct		Indirect		Total
				2021	2020	2021	2020	2021	2020
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A in dissolution (*)	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*)	Company in the process of dissolution

(ii)	Associates and Joint Ventures

Associates

An associate is an entity over whose operating and financial management policy decisions the Bank has significant influence, without to have the control over the associate. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. Other considered factors when determining whether the Bank has significant influence over another entity are the representation on the board of directors and the existence of material intercompany transactions. The existence of these factors could determine the existence of significant influence over an entity even though the Bank had participation less than 20% of the voting rights.

Investments in associates where exists significant influence, are accounted for using the equity method. In accordance with the equity method, the Bank’s investments are initially recorded at cost, and subsequently increased or decreased to reflect the proportional participation of the Bank in the net income or loss of the associate and other movements recognized in its shareholders’ equity. Goodwill arising from the acquisition of an associate is included in the net book value, net of any accumulated impairment loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(ii)	Associates and Joint Ventures, continued:

Joint Ventures

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

According to IFRS 11 "Joint Arrangements", an entity will determine the type of joint arrangement in which it is involved, and may classify the agreement as a "Joint operation" or a "Joint venture".

For investments defined like “Joint Operation”, their assets, liabilities, income and expenses are recognised by their participation in joint operation.

For investments defined like “Joint Venture”, they will be registered according equity method.

Investments in other companies that, for their characteristics, are defined like “Joint Ventures” are the following:

•	Artikos S.A.
•	Servipag Ltda.

(iii)	Shares or rights in other companies

These are entities in which the Bank does not have significant influence. They are presented at acquisition value (historical cost) less any other adjustment for impairment.

(iv)	Special purpose entities

According to current regulation, the Bank must be analyzing periodically its consolidation area, considering that the principal criteria are the control that the Bank has in an entity and not its percentage of equity participation.

As of December 31, 2021 and 2020 the Bank does not control and has not created any SPEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(v)	Asset management services investments and mutual funds

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a paid according to the service provided and according to market conditions. Managed resources are owned by third parties and therefore not included in the Statement of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal. This assessment should consider the following:

-	The scope of their authority to make decisions about the investee.
-	The rights held by third parties.
-	The remuneration to which he is entitled in accordance with the remuneration arrangements.
-	Exposure, decision maker, the variability of returns from other interests that keeps the investee.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned rule, it does not control such funds when exercise its authority to make decisions. Therefore, as of December 31, 2021 and 2020 act as agent, and therefore do not consolidate any fund, no funds are part of the consolidation.

(c)	Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets that the Bank does not control, neither directly or indirectly. It is presented separately from the equity of the owners of the Bank in the Consolidated Statement of Income and the Consolidated Statement of Financial Position.

(d)	Use of estimates and judgment:

Preparing Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. The estimates made refer to:

1.	Provision for loan losses (Notes No. 11. No. 12 and No. 32);
2.	Useful life of intangible, property and equipment and leased assets and lease liabilities (Notes No.15 and No.16);
3.	Income taxes and deferred taxes (Note No. 17);
4.	Provisions (Note No. 24);
5.	Contingencies and Commitments (Note No. 26);
6.	Fair value of financial assets and liabilities (Note No. 39).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(d)	Use of estimates and judgments, continued:

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the year that the estimate is reviewed.

During the year ended December 31, 2021 there have been no significant changes in the estimates made.

(e)	Financial asset and liability valuation criteria:

Measurement is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Consolidated Statement of Financial Position and the Consolidated Statement of Other Comprehensive Income. This involves selecting the particular basis or method of measurement.

In the Consolidated Financial Statements several measuring bases are used with different levels mixed among them. These bases or methods include the following:

(i)	Initial recognition

The Bank and its subsidiaries recognize loans to customers, trading and investment securities, deposits, debt issued and subordinated liabilities and other assets o liabilities on the date of negotiation. Purchases and sales of financial assets performed on a regular basis are recognized as of the trade date on which the Bank committed to purchase or sell the asset.

(ii)	Classification

Assets, liabilities and income accounts have been classified in conformity with standards issued by the CMF.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(iii)	Derecognition of financial assets and financial liabilities

The Bank and its subsidiaries derecognize a financial asset (or where applicable part of a financial asset) from its Consolidated Statement of Financial Position when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership. In this case:

(a)	If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

(b)	If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

(c)	If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

(i)	If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(ii)	If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(iv)	Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position if, and only if, the Bank has the legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

Income and expenses are shown net only if accounting standards allow such treatment, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading activities.

(v)	Valuation at amortized cost

Amortized cost is the amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization (calculated using the effective interest rate method) of any difference between that initial amount and the maturity amount and minus any reduction for impairment.

(vi)	Fair value measurements

Fair value of a financial instrument is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between participants in a main market (or more advantageous) at the measurement date under current market conditions, regardless of whether that price is directly observable or estimated using a valuation technique. The most objective and common fair value is the price that you would pay on an active, transparent and deep market ("quoted price" or "market price").

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique use the maximum observable market data, relies as little as possible on estimates performed by the Bank, incorporates factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Inputs into the valuation technique reasonably represent market expectations and include risk and return factors that are inherent in the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on available observable market information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(vi)	Fair value measurements, continued:

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in incomes.

On the other hand, it should be noted that the Bank has financial assets and liabilities offset each other’s market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note No. 39.

(f)	Functional currency:

In accordance with IAS 21 "The effects of Changes in Foreign Exchange Rates", the items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s Consolidated Financial Statements, that is the currency of the primary economic environment in which the Bank operates, as well as obeying to the currency that influences in the costs and income structure.

(g)	Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Statement of Financial Position. All differences are recorded as a debit or credit to income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(g)	Transactions in foreign currency, continued:

As of December 31, 2021, the Bank applied the exchange rate of accounting representation according to the standards issued by the CMF, where assets expressed in dollars are shown to their equivalent value in Chilean pesos calculated using the following exchange rate of Ch$852.63 US$1 (Ch$711.90 to US$1 in 2020).

The loss of Ch$15,962 million for net foreign exchange transactions, net (net gain of Ch$156,662 million in 2020) shown in the Consolidated Statements of Income, includes recognition of the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(h)	Operating Segments:

The Bank discloses information by segment in accordance with IFRS 8. The Bank’s operating segments are determined based on its different business units, considering the following factors:

(i)	That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)	That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)	That separate financial information is available.

(i)	Cash and cash equivalents:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment and financing activities during the year. The indirect method has been used in the preparation of this statement of cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(i)	Cash and cash equivalents, continued:

For the preparation of Consolidated Financial Statements of Cash Flow it is considered the following concepts:

(i)	Cash and cash equivalents correspond to “Cash and Bank Deposits”, plus (minus) the net balance of transactions in the course of collection that are shown in the Consolidated Statement of Financial Position, plus instruments held-for-trading and available-for-sale that are highly liquid and have an insignificant risk of change in value, maturing in less than three months from the date of acquisition, plus repurchase agreements that are in that situation. Also includes investments in fixed income mutual funds, according to instructions of the CMF, that are presented under “Trading Instruments” in the Consolidated Statement of Financial Position.

(ii)	Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

(iii)	Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments that not include in cash and cash equivalent.

(iv)	Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(j)	Financial assets held-for-trading:

Financial assets held-for-trading consist of securities acquired with the intention of generating profits as a result of short-term prices fluctuation or as a result of brokerage activities, or are part of a portfolio on which a short-term profit-generating pattern exists.

Financial assets held-for-trading are stated at their fair value. Accrued interest, gains or losses from their fair value adjustments, as well as gains or losses from trading activities, are included in “Net financial operating income” in the Consolidated Statement of Income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(k)	Operations under resale and repurchase agreements:

The Bank carries out operations under resale agreements as a form of investment. The securities purchased under these agreements are recognized on the Bank’s Consolidated Statement of Financial Position under “Investments under resale agreements”, which is valued in accordance with the agreed-upon interest rate, through of method of amortized cost. According to rules, the Bank not register as own portfolio the instruments bought within resale agreements.

The Bank also carries out operations under repurchase agreements as a form of financing. The investments that are sold under repurchase obligation and that serve as collateral for borrowings are classified as “Financial Assets held-for-trading” or “Available-for-sale Instruments”. The obligation to repurchase the investment is classified in the liability as “Obligations under repurchase agreements”, which is valued in accordance with the agreed-upon interest rate.

As of December 31, 2021 and 2020 it not exist operations corresponding to securities lending.

(l)	Derivative instruments:

A “Financial Derivative” is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate. These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Profit (loss) net of financial operations”, in the Consolidated Statement of Income.

In addition, the Bank includes in the valorization of derivatives the “Credit valuation adjustment” (CVA), to reflect the counterparty risk in the determination of fair value and the Bank’s own credit risk, known as “Debit valuation adjustment” (DVA).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(l)	Derivative instruments, continued:

If a derivative instrument is classified as a hedging instrument, it can be:

(1)	A hedge of the fair value of existing assets or liabilities or firm commitments, or;
(2)	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

(a)	at its inception, the hedge relationship has been formally documented;
(b)	it is expected that the hedge will be highly effective;
(c)	the effectiveness of the hedge can be measured in a reasonable manner; and
(d)	the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: changes in the fair value of a hedged instruments derivative, designed like “fair value hedges”, are recognized in income under the line “Net interest income” and/or “Foreign exchange transactions, net”. Hedged item also is presented to fair value, related to the risk to be hedge. Gains or losses from hedged risk are recognized in income under the line “Net interest income” and adjust the book value of item hedged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(l)	Derivative instruments, continued:

Cash flow hedge: changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognised in “Other Comprehensive Income”, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and/or “Foreign exchange transactions, net”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively. If the hedge is not effective, changes in fair value are recognised directly in income in the item “Net financial operating income”.

If the hedged instruments does not comply with criteria of hedge accounting of cash flow, it expires or is sold, it suspend or executed, this hedge must be discontinued prospectively. Accumulated gains or losses recognised previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in the item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in the item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge).

(m)	Loans to customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

(i)	Valuation method

Loans are initially measured at cost plus incremental transaction costs and income, and subsequently measured at amortized cost, using the effective interest rate method minus any value impairment, except when the Bank defined some loans as hedged items, measured at fair value through profit and loss as described in letter (l) of this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(ii)	Lease contracts

Accounts receivable for leasing contracts, included under the caption “Loans to customers” correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii)	Factoring transactions

They are valued for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representative of credit, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in the result as interest income, through the effective interest method, during the financing period.

In those cases where the transfer of these instruments it was made without responsibility of the grantor, it is the Bank who assumes the insolvency risks of those required to pay.

(iv)	Impairment of loans

The impaired loans include the following assets, according to Chapter B-1 of Accounting Standards Compendium of the CMF:

a)	In case of debtors subject to individual assessment, are considered in impaired portfolio “Non-complying loans” and the categories B3 y B4 of “Substandar loans” defined in letter m) v.i.1).
b)	Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the “Non-complying loans” defined in letter m) v.ii.2).

(v)	Allowance for loan losses

The Bank permanently evaluates the entire portfolio of loans and contingent loans, with the aim of establishing the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their credits, based on the payment and subsequent recovery.

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the CMF. The loans are presented net of those allowances and, in the case of contingent loans, the provisions constituted are shown in liabilities under the item “Provisions”.

In accordance with what is stipulated by the CMF, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses. Said models, as well as modifications to their design and application, are approved by the Bank’s Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.i)	Allowance for individual evaluations:

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers should focus on its credit quality related to the ability to payment, to have sufficient and reliable information, and to analyze in regard to guarantees, terms, interest rates, currency and revaluation, etc.

For purposes of establish the allowances, the bank must asses the credit quality, then classify to one of three categories of loans portfolio: Normal, Substandard and Non-complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

v.i.1	Normal Loans and Substandard Loans:

Normal loans: correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality. Loans classified in categories A1 through A6.

Substandard loans: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement.

This category also includes all loans that have been non-performing for more than 30 days. Loans classified in this category are B1 through B4.

As a result of individual analysis of the debtors, the banks must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the following percentage of expected loss:

Classification	Category of the debtors	Probability of default (%)	Loss given default (%)	Expected loss (%)
Normal Loans	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Loans	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.i)	Allowance for individual evaluations, continued:

v.i.1	Normal Loans and Substandard Loans, continued:

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss (expressed in decimals), which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operations. In addition, in qualified cases, the substitution of the credit risk of the direct debtor for the credit quality of the guarantor may be admitted. Loans mean the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No. 3 of Chapter B-3 of Banking Accounting Standards Compendium.

In the case of real guarantees, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value that it would obtain in the sale of the assets or capital instruments. Also, in qualified cases, the direct debtor’s credit risk may be substituted for the credit quality of the guarantor. In no case may the guaranteed securities be discounted from the amount of the exposure, since this procedure is only applicable when it comes to financial or real guarantees.

The banks must use the following equation:

Provision debtor = (ESA-GE) x (PD debtor /100)x(LGD debtor /100)+GE x(PD guarantor/100)x(LGD guarantor/100)

Where:

ESA	= Exposure subject to allowances, (Loans + Contingent Loans) – Financial Guarantees
GE	= Guaranteed exposure

However, the Bank must maintain a minimum provision level of 0.50% over normal portfolio and contingents loans.

v.i.2	Non-complying Loans:

The non-complying portfolio includes the debtors and their credits for which their recovery is considered remote, as they show an impaired or no payment capacity. This category comprises all debtors who have stopped paying their creditors or with visible evidence that they will stop doing so, as well as those for which a forced restructuring of their debts is necessary, reducing the obligation or postponing the payment of the principal or interest and, in addition, any debtor that has 90 days overdue or more in the payment of interest or principal of any credit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.i)	Allowance for individual evaluations, continued:

v.i.2	Non-complying Loans, continued:

This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all credits, including 100% of the amount of contingent loans, held by those same debtors.

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated a expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

These categories, their range of loss as estimated by the Bank and the percentages of allowance that must be applied on the amount of exposures, are listed in the following table:

Type of Loan	Classification	Expected loss	Allowance (%)
Non-complying loans	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For these loans, the expected loss must be calculated in the following manner:

Expected loss	= (TE – R) / TE
Allowance	= TE x (AP/100)

Where:

TE	= total exposure
R	= recoverable amount based on estimates of collateral value and collection efforts
AP	= allowance percentage (based on the category in which the expected loss should be classified).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.i)	Allowance for individual evaluations, continued:

v.i.2	Non-complying Loans, continued:

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in point (vi) of this letter in order to remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.
-	No new refinances granted to pay its obligations.
-	At least one of the payments includes amortization of capital.
-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.
-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
-	The debtor does not have direct debts unpaid in the CMF recast information, except in the case of insignificant amounts.

(v.ii)	Allowances for group evaluations

Group evaluations are relevant to address a large number of operations whose individual amounts are low, and whether they are natural persons or small companies. Such assessments, and the criteria for application, must be consistent with the transaction of give the credit. Require the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

Banks may use two alternative methods for determining provisions for retail loans that are evaluated as a group.

Under first method, it will be used the experience to explain the payment behavior of each homogeneous group of debtors and recoveries through collateral and of collection process, when it correspond, with objective of to estimate directly a percentage of expected losses that will be apply to the amount of the loans of respective group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.ii)	Allowances for group evaluations, continued:

Under second method, the banks will segment to debtors in homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis. The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

In both methods, estimated loss must be related with type of portfolio and terms of operations.

The Bank to determine its provisions has opted for using second method.

In the case of consumer loans, collateral are not considered for the purpose of estimating the expected loss.

To the extent that the CMF has a standard methodology, the Bank must recognize minimum provisions in accordance with them. The constitution of provisions will be made considering the highest value obtained between the respective standard method and the internal method.

The Bank must discriminate between provisions on the normal portfolio and on the portfolio in default, and those that protect the risks of contingent credits associated with those portfolios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.ii)	Allowances for group evaluations, continued:

(v.ii.1)	Standard method of provisions for group portfolio

The standard methodologies presented below establish the variables and parameters that determine the provision factor for each type of portfolio that the CMF has defined as representative, according to the common characteristics shared by the operations that comprise them.

-	Residential mortgage portfolio

According to the established by the CMF, the provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (CMG), according the following table:

	Provision factor applicable according past due and CMG
		Past due days at the end-month
CMG	Concept	0	1-29	30-59	60-89	Non – Complying Loans
CMG ≤ 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < CMG ≤ 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < CMG ≤ 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310
CMG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.ii)	Allowances for group evaluations, continued:

(v.ii.1)	Standard method of provisions for group portfolio, continued:

Where:

PD	: Probability of default
LGD	: Loss given default
EAD	: Exposure at default
CMG	: Outstanding loan capital /Mortgage Guarantee value

In the event that a single debtor maintains more than one home mortgage loan with the bank and one of them is 90 days or more behind, all such loans will be assigned to the defaulted portfolio, calculating the provisions for each one of them. They agree with their respective percentages of CMG.

-	Commercial portfolio

To determine the allowances of the commercial portfolio, the Bank must consider the standard methods presented below, as applicable to commercial leasing operations or other types of commercial loans. Then, the applicable provision factor will be assigned considering the parameters defined for each method.

a)	Commercial Leasing Operations

The provision factor must be applied to the current value of commercial leasing operations (including the purchase option) and will depend on the default of each operation, the type of leased asset and the relationship between the current value of each operation and the leased asset value (PVB) at each month-end, as indicated in the following tables:

Probability of default (PD) applicable according to default and type of asset (%)
	Type of asset
Days of default of the operation at the month-end	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100.00	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.ii)	Allowances for group evaluations, continued:

(v.ii.1)	Standard method of provisions for group portfolio, continued:

a)	Commercial Leasing Operations, continued:

Loss given the default (LGD) applicable according to PVB section and type of asset (%)
PVB = Current value of the operation / Value of the leased asset
PVB section	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.2
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

The determination of the PVB relationship will be made considering the appraisal value expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at the time of the respective loan granting, taking into account possible situations that may be causing temporary increases in the assets prices at that time.

b)	Generic commercial placements and factoring

In the case of factoring operations and other commercial placements, other than those indicated above, the provision factor, applicable to the amount of the placement and the exposure of the contingent loan risk (as indicated in paragraph 3 of Chapter B-3 ), will depend on the default of each operation and the relationship that exists at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables:

Probability of default (PD) applicable according to default and PTVG section (%)
	With collateral		Without
Days of default at the month-end	PTVG≤100%	PTVG>100%	collateral
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.ii)	Allowances for group evaluations, continued:

(v.ii.1)	Standard method of provisions for group portfolio, continued:

b)	Generic commercial placements and factoring, continued:

Loss given the default (LGD) applicable according to PTVG section (%)
Collateral (with / without)	PTVG section	Generic commercial operations or factoring without the responsibility of the transferor	Factoring with the responsibility of the transferor
With collateral	PTVG ≤ 60%	5.0	3.2
	60% < PTVG≤ 75%	20.3	12.8
	75% < PTVG ≤ 90%	32.2	20.3
	90% < PTVG	43.0	27.1
Without collateral		56.9	35.9

The collaterals used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. Collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the Bank and only guarantees the debtor’s credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations will not be considered for purposes of calculating the PTVG. The excess of collateral associated with mortgage loans referred to in numeral 3.1.1 Residential mortgage portfolio in Chapter B-1 of CNC may be considered, computed as the difference between 80% of the property’ commercial value, according to with the conditions set out in that framework, and the mortgage loan that guarantees.

For the calculation of the PTVG ratio, the following considerations must be taken:

i.	Transactions with specific collaterals: when the debtor granted specific collateral for generic commercial loans and factoring, the PTVG ratio is calculated independently for each covered transaction, such as the division between the amount of the loans and the contingent loans exposure and the collateral’s value of the covered product.

ii.	Transactions with general collaterals: when the debtor granted general or general and specific collaterals, the Bank calculates the respective PTVG, jointly for all generic commercial loans and factoring and not contemplated in the preceding paragraph i), as the quotient between the sum of the amounts of the loans and exposures of contingent loans and the general, or general and specific collateral that, according to the scope of the remaining coverage clauses, safeguard the loans considered in the numerator aforementioned coverage ratio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.ii)	Allowances for group evaluations, continued:

(v.ii.1)	Standard method of provisions for group portfolio, continued:

b)	Generic commercial placements and factoring, continued:

The amounts of the guarantees used in the PTVG ratio of numerals i) and ii), different from those associated with excess guarantees from mortgage loans to which the residential mortgage portfolio refers, must be determined according to:

-	The last valuation of the collateral, be it appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 (Fair Value of Financial Instruments) of the Updated Collection of Standards should be considered.

-	Possible situations that could be causing temporary increases in the values of the collaterals.

-	Limitations on the amount of coverage established in their respective clauses.

(v.ii.2)	Portfolio in default

The portfolio in default includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in point (vi) of this letter in order to remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.
-	No new refinances granted to pay its obligations.
-	At least one of the payments includes amortization of capital. This condition does not apply in the case of debtors who only have credits for financing higher education in accordance with Law No. 20,027.
-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.
-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
-	The debtor does not appear with unpaid debts direct according to the information recast by CMF, except for insignificant amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.iii)	Provisions related to financing with FOGAPE COVID-19 guarantee

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE COVID-19 guarantee, for which the expected losses must be determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the CNC. This procedure must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable.

The deductible will be applied by the Fund Administrator, which must be borne by each financial institution and does not depend on each particular operation, but is determined based on the total of the balances guaranteed by the Fund, for each group of companies that have the same coverage, according to their net sales size.

(v.iv)	Provisions related to financing with FOGAPE Reactivation guarantee.

To determine the provisions of the amounts guaranteed by the FOGAPE Reactivation, the Bank considers the substitution of the credit quality of the debtors for that of the FOGAPE, for all the types of financing indicated, up to the amount covered by the aforementioned guarantee. Naturally, the option to consider the risk attributable to FOGAPE may be made while said guarantee remains in force, without considering the capitalized interest, in accordance with the provisions of article 17 of the Fund Regulations.

Likewise, for the computation of the provisions of the amount not covered by the guarantee, corresponding to the debtors, the treatment must be differentiated according to the level of default of the refinanced credit and the grace period, which must consider the cumulative consecutive months grace period between the refinanced loan and other prior measures. For this purpose, the following situations should be considered:

-	Refinancing with less than 60 days past due and less than 180 days of grace.

When the Bank grants the refinancing and is the current creditor, depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of default and the expected loss parameters remain constant at the time to carry out the refinancing, as long as no payment is due.

In the case of debtors evaluated on an individual basis, their risk category is maintained at the time of rescheduling, which does not prevent them from being reclassified to the category that corresponds to them, in the event of a worsening of their payment capacity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.iv)	Provisions related to financing with FOGAPE Reactivation guarantee, continued:

-	Refinancing with greater than 60 days and less than 89 days past due or grace periods greater than 180 days and less than 360 days.

The provisions established in the previous point apply, and at least one of the following conditions must also be met:

i.	In its credit granting policies, the Bank considers at least the following aspects:

a.	A robust procedure for the categorization of viable debtors, which considers at least the sector and its solvency and liquidity situation.

b.	Efficient mechanisms for monitoring the debtor’s situation, with formally defined internal governance.

ii.	Interest is charged in the months of grace, in accordance with the guidelines established in article 15 letter a) of the Regulation, or there is a demand for payment in another credit with the bank. In the latter case, if noncompliance is observed, the carry forward rules contained in numerals 2.2 and 3.2 of Chapter B-1 of the CNC must be considered, depending on whether it is a credit subject to individual or group evaluation, respectively.

-	Refinancing with grace periods greater than 360 days.

The Bank must apply the provisions established in Chapter B-1 of the CNC, considering the operation as a forced renegotiation and, therefore, apply the provisions that correspond to the portfolio in default.

(vi)	Charge-offs

Generally, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(vi.i)	Charge-offs of loans to customers

Charge-off loans to customers, other than leasing operations, shall be made in accordance to the following circumstances occurs:

a)	The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.
b)	When the debt without executive title expires 90 days after it was recorded in asset.
c)	At the time the term set by the statute of limitations runs out and as result legal actions are precluded in order to request payment through executive trial or upon rejection or abandonment of title execution issued by judicial and non-recourse resolution.
d)	When past-due term of a transaction complies with the following:

Type of Loan	Term

Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vi.ii)	Charge-offs of lease operations

Assets for leasing operations must be charge-offs against the following circumstances, whichever occurs first:

a)	The Bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee have not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

b)	When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

c)	When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(vii)	Loan loss recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Income, as a reduction of the “Provisions for Loan Losses” item.

In the event that there are recovery in assets, is recognized in income the revenues for the amount they are incorporated in the asset. The same criteria will be followed if the leased assets are recovered after the charge-off of a lease operation, to incorporate those to the asset.

Any renegotiation of a credit already written off does not give rise to income, as long as the operation remains to have an impaired quality; the actual payments received must be treated as recoveries of credits written off, as indicated above.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(n)	Investment instruments:

Investment instruments are classified into two categories: Investments to maturity and Instruments available for sale. The category of Investments to maturity includes only those instruments in which it have the capacity and intention to hold them until their expiration date. The other investment instruments are considered as available-for-sale.

Financial assets held-to-maturity are recorded at their cost plus accrued interest and indexations less impairment provisions made when the carrying amount exceeds the estimated recoverable amount.

A financial asset classified as available-for-sale is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset, subsequently measured at their fair value based on market prices or valuation models. Unrealized gains or losses as a result of fair value adjustments are recorded in “Other comprehensive income” within Equity. When these investments are sold, the cumulative fair value adjustment existing within equity is recorded directly in income under “Net financial operating income”.

Interest and indexations of financial assets held-to-maturity and available-for-sale are included in the line item “Interest revenue”.

The Bank may reclassify financial assets from the Available-for-sale instruments category to Held-to-maturity investments, due to a change in intent and the Bank’s ability to hold them to maturity. The carrying amount of the financial asset fair value at the date of reclassification will be converted into its new amortized cost and any result from that asset, which had previously been recognized in other comprehensive income, will be taken to profit or loss over the remaining life period of the investment held to maturity, using the effective interest rate method.

Investment securities, which are subject to hedge accounting, are adjusted according to the rules for hedge accounting as described in Note No. 2 letter (l).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(o)	Intangible Assets:

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated. Intangible assets are recorded initially at acquisition cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use. The estimated useful life of software is a maximum of 6 years.

(p)	Property and equipment:

Property and equipment includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use. These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in the Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2021 and 2020 are as follows:

- Buildings	50 years
- Installations	10 years
- Equipment	5 years
- Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the year in which they are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(q)	Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal provisions.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences. According to instructions from the CMF, deferred taxes are presented in the Statement of Financial Position according to IAS 12 “Income Tax”.

(r)	Non-current assets held for sale and discontinued operations:

The Bank classifies and measures investments in companies in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” when it expects to recover the carrying amount mainly through the sale of said investments. In order to carry out this reclassification, the Bank ensures that it meets the requirements established for it:

-	It must be available in its present condition for immediate sale and its sale must be highly probable.

-	For a sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group), and a program to find a buyer and complete such plan must have been actively initiated.

-	Likewise, the sale should be expected to qualify for recognition as a completed sale within one year of the classification date.

The Bank will recognize any impairment loss on non-current assets held for sale, as a reduction in the value of said assets to fair value less costs to sell.

As of December 31, 2021, the Bank classified in this category the investment held in the company Nexus SA, which is measured at book value, since it represents the lower value in relation to fair value less costs of sale (See Notes No. 5 letter (i), No. 14 letter (a) and No. 18 letter (a)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(s)	Assets received in lieu of payment:

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of its carrying amount or net realizable value, less charge-off and presented net of a portfolio valuation allowance. The CMF requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

(t)	Investment properties:

Investments properties are real estate assets held to earn rental income or for capital appreciation or both, but are not held-for-sale in the ordinary course of business or used for administrative purposes. Investment properties are measured at cost, less accumulated depreciation and impairment loss and are presented under “Other Assets”.

(u)	Debt issued:

Financial instruments issued by the Bank are classified in the Statement of Financial Position under “Debt issued” items, where the substance of the contractual arrangement results in the Bank having an obligation either to deliver cash or another financial asset to the holder or to satisfy the obligation other than by the exchange of a fixed amount of cash.

Debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(v)	Provisions and contingent liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Statement of Financial Position when the following requirements are jointly met:

i)	a present obligation has arisen from a past event;

ii)	as of the date of issuance of the financial statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation; and

iii)	the amount can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

Contingent credits are understood as operations or commitments in which the Bank assumes a credit risk by committing itself to third parties, in the event of a future event, to make a payment or disbursement that must be recovered from its clients.

The following are classified as contingent credits in the complementary information:

i.	Guarantees and sureties: Comprises guarantees, sureties and standby letters of credit. In addition it includes payment guarantees for purchases in factoring transactions.

ii.	Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank which have not yet been negotiated.

iv.	Documented guarantee with promissory notes.

v.	Undrawn credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vi.	Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of irrevocable lines of credit linked to the progress of projects, or credits for higher studies referred to in Law No. 20,027.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(v)	Provisions and contingent liabilities, continued:

vii.	Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

Exposure to credit risk on contingent loans:

In order to calculate provisions on contingent loans, as indicated in Chapter B-3 of the Accounting Standards Compendium of the CMF, the amount of exposure that must be considered shall be equivalent to the percentage of the amounts of contingent loans indicated below:

Type of contingent loan	Exposure
a) Guarantors and pledges	100%
b) Confirmed foreign letters of credit	20%
c) Documentary letters of credit issued	20%
d) Guarantee deposits	50%
e) Undrawn credit lines	35%
f) Other loan commitments:
- College education loans Law No. 20,027	15%
- Others	100%
g) Other contingent loans	100%

Notwithstanding the above, when dealing with transactions performed with customers with overdue loans as indicated in Chapter B-1 of the CNC of the CMF, that exposure shall be equivalent to 100% of its contingent loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(w)	Provisions for minimum dividends:

According with the Accounting Standards Compendium of the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

Distributable net income is considered for the purpose of calculating a minimum dividends provision, which is defined as that which results from reducing or adding to net income the value of price-level restatement for the concept of restatement or adjustment of paid-in capital and reserves for the year.

(x)	Employee benefits:

(i)	Staff accrued vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)	Short-term benefits

The Bank has a yearly bonus plan for its employees based on their ability to meet objectives and their individual contribution to the company’s results, consisting of a given number or portion of monthly salaries. It is provisioned for based on the estimated amount to be distributed.

(iii)	Staff severance indemnities

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with 30 or 35 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(x)	Employee benefits, continued:

(iii)	Staff severance indemnities, continued:

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (5.70% as of December 31, 2021 and 2.31% as of December 31, 2020).

The discount rate used corresponds to the rate of 10-year Bonds in pesos of the Central Bank of Chile (BCP).

Losses and gains caused by changes in actuarial variables are recognized in Other Comprehensive Income. There are no other additional costs that must be recognized by the Bank.

(y)	Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank’s owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. As of December 31, 2021 and 2020 there are no concepts to adjust.

(z)	Interest revenue and expense:

Interest income and expenses are recognized in the income statement using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or a shorter period) where appropriate, to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

For its impaired portfolio and high risk loans and accounts receivables from clients, the Bank has applied a conservative position of discontinuing accrual-basis recognition of interest revenue in the income statement; they are only recorded once received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(z)	Interest revenue and expense, continued:

As of December 31, 2021, the Bank applies the suspension of the recognition of interest and readjustments on an accrual basis for credits in the Income Statement, when the credit or one of its installments has been 90 days or more past due in its payment.

Until 2020, the Bank applied the suspension in the following cases:

Loans with individual evaluation:

-	Loans classified in categories C5 and C6: Accrual is suspended by the sole fact of being in the impaired portfolio.
-	Loans classified in categories C3 and C4: The accrual is suspended after have fulfilled three months in the impaired portfolio.

Group evaluation loans:

-	Any credit, with the exception of those that have real guarantees that reach at least 80%: The accrual is suspended when the credit or one of its installments has reached six months of delay in its payment.

Notwithstanding the above, in the case of loans subject to individual evaluation, recognition of income from accrual of interest and readjustments can be maintained for loans that are being paid normally and which correspond to obligations whose cash flows are independent, as can occur in the case of project financing.

The suspension of recognition of revenue on an accrual basis means that, while the credits are kept in the impaired portfolio, the related assets included in the Consolidated Statement of Financial Position will increase with no interest, or fees and adjustments in the Consolidated Statements of Income, and income will not be recognized for these items, unless they are actually received.

(aa)	Fees and commissions:

Revenue and expenses from fees are recognized in the Consolidated Income Statement using the criteria established in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

−	Those that correspond to a singular act, when the act that originates them takes place.
−	Those that originate in transactions or services that are extended over time, during the life of such transactions or services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(aa)	Fees and commissions, continued:

−	Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized in the period of the commitment that originates it on a linear basis.

The fees registered by the Bank correspond mainly to:

−	Commissions for lines of credit and overdrafts: they are accrued in the period related to the granting of lines of credit and overdrafts in current account.
−	Commissions for guarantees and letters of credit: they are accrued in the period related to the granting of payment guarantees for real or contingent obligations of third parties.
−	Commissions for card services: correspond to commissions earned and accrued during the period, related to the use of credit, debit and other cards.
−	Commissions for account management: includes commissions for the maintenance of current accounts and other deposit accounts.
−	Commissions for collections, collections and payments: correspond to collection, collection and payments services provided by the Bank.
−	Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.
−	Remuneration for insurance commercialization: Income generated by insurance brokerage is included.
−	Commissions for investments in mutual funds and others: corresponds to commissions originated in the administration of mutual funds.
−	Other commissions earned: Income generated by currency changes, financial advice, use of distribution channels, use of trademark agreement and placement of financial products and cash transfers and recognition of payments associated with commercial alliances, among others, are included.

Fees for commissions include:

−	Remuneration for cards operations: commissions paid for the operation of credit and debit cards are included.
−	Inter-bank transactions: Corresponds to commissions paid to the automatic clearing house for transactions carried out.
−	Commissions for operations with securities: commissions for deposit and custody of securities and brokerage of securities are included.
−	Other commissions: commissions for collection, payments and other online services are included.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(ab)	Identifying and measuring impairment:

Financial assets, different to loans to customers

Financial assets are reviewed throughout each year, and especially at each reporting date, to determine whether there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset that can be reliably calculated.

An impairment loss for financial assets (different to loans to customers) recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the effective interest rate original.

An impairment loss on a financial asset available-for-sale is calculated based on its fair value. In this case, the objective evidence includes a significant and prolonged decline, under the original investment cost in the fair value of the investment.

If there is evidence of impairment, any amount previously recognized in equity, net gains (losses) not recognized in the income statement, are removed from equity and recognized in the income statement for the year, presenting as net gains (losses) related to financial assets available-for-sale. This amount is determined as the difference between the acquisition cost (net of any repayment and amortization) and the current fair value of the asset, less any impairment loss on that investment that has been previously recognized in the Income Statement.

When the fair value of the available-for-sale debt security recovers to, at least, amortized cost, it is no longer considered impaired and subsequent changes in fair value are recognized in equity.

All impairment losses are recognized in the incomes statement. Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the incomes statement.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized. The amount of the reversal is recorded in the Income Statements up to the amount previously recognized as impairment. An impairment loss is reversed if, in a subsequent period, the fair value of the debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(ab)	Identifying and measuring impairment, continued:

Non-financial assets

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, excluding investment properties and deferred tax assets, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists. If such indication exists, the recoverable amount of the asset is then estimated.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared. An impairment loss is reversed if there has been a change in the estimations used to determine the recoverable amount. An impairment loss is reverted only to the extent that the book value of the asset does not exceed the carrying.

The Bank assesses at each reporting date and on an ongoing basis whether there is an indication that an asset may be impaired. If any indication exists, the Bank estimates the asset’s recoverable amount. An asset’s recoverable amount is the major value between fair value (less costs to sell) and its value in use. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated cash flows are discounted to their present value using a discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, share prices and other available fair value indicators.

Impairment losses related to goodwill cannot be reversed in future years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(ac)	Financial and operating leases:

(i) The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating, and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases.

The leased investment properties, under the operating lease modality, are included in the statement of financial position as "Other assets" and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

(ii) The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment.

On the start date of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank's incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated losses due to impairment of value, depreciation of the right-of-use asset, is recognized in the Income Statements based on the linear depreciation method from the start date and until the end of the lease term.

The monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the UF readjustment modifies the value of the lease liability, and in parallel, the amount of the right-of-use asset must be adjusted by this effect.

After the start date, the lease liability is measured by lowering the carrying amount to reflect the lease payments made and the modifications to the lease.

According to IFRS 16 "Leases" the Bank does not apply this rule to contracts whose duration is 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(ad)	Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients. Assets held in a fiduciary capacity are not reported in the Financial Statements, as they are not the assets of the Bank. Contingencies and commitments arising from this activity are disclosed in Note No. 26 letter (a).

(ae)	Customer loyalty program:

The Bank maintains a loyalty program to provide incentives to its customers, which allows to acquire goods and/or services, based on the exchange of prize points ("Dolares-Premio"), which are granted based on the purchases made with Bank's credit cards and the compliance of certain conditions established in said program. The consideration for the prizes is made by a third party. In accordance with IFRS 15, these associated benefit plans have the necessary provisions to meet the delivery of committed future performance obligations.

(af)	Additional provisions:

In accordance to the CMF regulations, the banks have recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the Bank.

As of December 31, 2021 the additional provisions amounted Ch$540,252 million (Ch$320,252 million in December 2020), which are presents in the item “Provisions” of the liability in the Consolidated Statement of Financial Position. See Notes Relevant Events and Note Provisions.

(ag)	Reclassifications:

There have not been significant reclassifications at the end of the year 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements:

Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Chilean Commission for the Financial Market (CMF):

Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the IASB and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement IFRS 4 Insurance Contracts and IFRS 16 Leases. Interest Rate Benchmark Reform.

In August 2020, the IASB issued a set of amendments related to phase 2 of the Benchmark Reform of Interbank Offering Rates (IBOR) and other benchmark interest rates amending IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.

The amendments complement the changes issued during 2019 and focus on the effects on the financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate. The amendments in phase two refer to changes that affect the contractual cash flows. A company does not need to write off / adjust the book value of financial instruments for changes, but rather update the effective interest rate to reflect the change to an alternative benchmark. In the case of hedge accounting, a company does not need to discontinue hedge accounting when making the changes required by the reform if the hedge meets other hedge accounting criteria. Regarding disclosures, the company must disclose information about the new risks arising from the reform and how it manages the transition to the alternative benchmark rates.

The amendments are effective for annual reporting periods beginning on or after January 1, 2021. Early adoption of modifications is also allowed.

Banco de Chile has worked on the transition of reference rates, implementing an action plan that includes, among other aspects, identifying the main exposures and risks related to the LIBOR transition, developing products linked to the new reference rate, adaptation of systems, reviewing of current contracts and renegotiation with some clients, which will allow us to face the challenges imposed by the changes in the reference rates. According to the previous review, the number and amount of the operations is not significant in relation to the total current portfolio and no material effects are observed in results for the Bank or its subsidiaries.

IFRS 16 Leases. Extends the one-year term of Covid-19-related lease concessions.

In March 2021, the IASB published modifications to IFRS 16 that allow the accounting of concessions or rental facilities due to the effects of the pandemic declared by Covid-19 to be extended until June 30, 2022. The original amendment to IFRS 16 was issued in May 2020 and applied to lease contract facilities that reduce only lease payments due until June 30, 2021.

The implementation of this amendment did not have material impact on Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Other instructions issued by the CMF - Letters to Management.

Treatment of provisions and other effects of financing under the FOGAPE Reactivation program.

1) By letter to Management dated April 23, 2021, the CMF reported transitory measures for the exceptional treatment of loan allowances in the commercial portfolio, in order to facilitate the implementation of payment alternatives for debtors who meet certain requirements.

The conditions for using the flexibility measures for the treatment of allowances are:

−	Fully evaluate the financial and credit condition of the debtors who will be eligible for the granting of the flexibilization conditions. It is not allowed to include debtors in default in accordance with the regulations.
−	Debtors who are up to date or have a default of no more than 30 days at the time of rescheduling.
−	Grace periods or postponement credits, of this measure or another, may not add up to more than 6 consecutive months.
−	Have special consideration with those debtors who have availed themselves of previous postponement measures, and must have demonstrated a good behavior in the payment of their installments during the period between postponements.

In the case of grace periods or postponement credits, and depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of arrears and the expected loss parameters will remain constant until that the payment system is normalized. Once the payment deferral period has elapsed and if the debtor does not pay the next obligation to be due, it must be recognized in the next installment of default to the one found in the standard matrix or in the corresponding provision model at the time of flexibilization in order to recognize their credit risk.

In the case of debtors evaluated on an individual basis, their risk category will be maintained at the time of rescheduling until the payment regime is normalized, which does not prevent that for the grace periods and deferral credit from being reclassified to the corresponding category, in the event of signs of worsening in the debtor's ability to pay and other variables considered in the internal methods.

Postponements or rescheduling, in its different modalities, including those that allow to lower the financial burden of the debtors, as long as they comply with the indicated conditions, will not be considered forced renegotiations and therefore, will not lead to the classification of said debtors in default.

The validity of the exceptional period for the treatment of provisions is extended until July 31, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

2) By letter to Management dated August 13, 2021, the CMF established that in consideration that the FOGAPE Reactivation Regulation was modified by Supreme Decree No. 254 dated June 26, 2021, allowing guaranteed financing to companies that file up to 89 days past due, to the extent that its annual sales are less than 25,000 UF, and may also contemplate grace periods, it is considered essential to distinguish the prudential treatment applicable to those operations that are granted under such conditions.

To determine the provisions of the amounts guaranteed by FOGAPE Reactivation applicable to those financing operations granted by banks under the new conditions indicated in the Regulations, the following treatment of provisions was established:

To determine the provisions for the amounts guaranteed by FOGAPE Reactivation, banks may consider substituting the credit quality of the debtors for that of FOGAPE, for all types of financing indicated, up to the amount covered by the referred guarantee. Naturally, the option to consider the risk attributable to FOGAPE may be made while said guarantee is in force, without considering the capitalized interest.

The computation of the provisions of the amount not covered by the guarantee, corresponding to the debtors, the treatment must be differentiated according to the level of arrears of the refinanced loan and the grace period, which must consider the cumulative consecutive months of grace between the refinanced credit and other previous measures. For this purpose, the following situations should be considered:

-	Refinancing with less than 60 days past due and less than 180 days of grace.

When the institution granting the refinancing is the current creditor, depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of the default and the expected loss parameters will remain constant at the time of refinancing, as long as no payment is required.

In the case of debtors evaluated on an individual basis, their risk category will be maintained at the time of rescheduling, which does not prevent them from being reclassified to the corresponding category, due to a worsening of their payment capacity.

-	Refinancing between 60 and 89 days past due or grace periods greater than 180 days and less than 360 days.

The guidelines established in the previous point will be applied, and at least one of the following conditions must also be met:

i.	The Bank in its credit granting policies consider at least the following aspects:

a.	A robust procedure for the categorization of viable debtors, which take into account at least the sector and its solvency and liquidity situation.

b.	Efficient mechanisms for monitoring the debtor's situation, with formally defined internal governance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

ii. Interest is charged in the months of grace, in accordance with the guidelines established in letter a) of Article 15 of the Regulations, or there is a demand for payment in another credit with the bank. In the latter case, if non-compliance is observed, the carry-over rules contained in numerals 2.2 and 3.2 of Chapter B-1 of the CNC must be considered, depending on whether it is a loan subject to individual or group evaluation, respectively.

-	Refinances with grace periods of more than 360 days.

The Bank must apply the provisions established in Chapter B-1 of the CNC, considering the operation as forced renegotiation and, therefore, apply the provisions that correspond to the portfolio in default.

Other regulations adopted.

Law No. 21,320

On April 20, 2021, Law No. 21,320 that modifies consumer protection law (Law No. 19,496), prohibiting and limiting certain extrajudicial debt collection actions was enacted. Among other matters, this new law (i) limits the number and type of out-of-court collection measures, (ii) requires keeping detailed records of such actions up to two years after they have been initiated, and (iii) prohibits continuing with out-of-court collection actions once a collection has been initiated in court.

Law No. 21,342

On June 1, 2021, Law No. 21,342 was published in the Official Newspaper, which established the obligation to implement an occupational health safety protocol for the gradual and safe return of employees to their workplace within the framework of the health alert decreed on the occasion of the Covid-19 disease. The aforementioned law established, among other matters, the obligation to contract mandatory insurance in favor of employees who carry out their work in-person, to finance or reimburse the costs of hospitalization and rehabilitation of the employees associated with the Covid-19 disease, in the terms and scope indicated in said standard. The implementation of this law had no material impact for Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

New standards and interpretations that have been issued but its date of application have not yet come into force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by IASB that are not yet effective as of December 31, 2021, are detailed below:

Accounting standards issued by IASB.

IAS 28 — Investments in Associates and Joint Venture, and IFRS 10 — Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses should be recognized against loss of control of a business.

Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Consolidated Financial Statements as a result of the application of this amendment.

Limited Scope Amendments and Annual Improvements 2018-2020.

In May 2020, the IASB published a package of amendments of limited scope, as well as the 2018-2020 Annual Improvements, whose changes clarify the wording or correct minor consequences, omissions or conflicts between the requirements of the Standards.

Among other modifications, it contains amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets which specify the costs that an entity should include when evaluating whether a contract will cause losses, these costs include those that are directly related to the contract and may be costs incremental performance of that contract (for example, direct labor and materials), or an allocation of other costs that are directly related to the performance of contracts (for example, the allocation of the depreciation charge for an item of property, plant and equipment used to fulfill the contract).

These amendments will be effective as of January 1, 2022 and it is estimated that Banco de Chile and its subsidiaries will not have significant impacts on the Consolidated Financial Statements as a result of the application of these amendments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

IAS 1 Presentation of Financial Statements and IFRS Practice Statement No. 2. Accounting Policy Disclosures.

In February 2021, the IASB published amendments to IAS 1 to require companies to disclose material information on accounting policies, the foregoing in order to improve the disclosures of their accounting policies and provide useful information to investors and other users of financial statements.

To help entities apply the amendments to IAS 1, the Board also amended IFRS Practice Statement No. 2 to illustrate how an entity can judge whether accounting policy information is material to its financial statements.

The amendments to IAS 1 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023. Early application is permitted. If an entity applies those amendments to prior periods, it must disclose that fact.

The application of this amendment will not generate material impacts on the disclosure of accounting policies in the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimate.

In February 2021, the IASB incorporated changes to the definition of accounting estimates contained in IAS 8, the amendments to IAS are intended to help entities distinguish changes in accounting estimates from changes in accounting policies.

The amendments to IAS 8 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023. Early application is permitted.

The application of this amendment will not have an impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 12 Income Tax.

In May 2021 the IASB published amendments to IAS 12, to specify how companies should account for deferred taxes on transactions such as leases and decommissioning obligations.

IAS 12 Income Tax specifies how a company accounts for income tax, including deferred tax, which represents tax to be paid or recovered in the future. In certain circumstances, companies are exempt from recognizing deferred taxes when they first recognize assets or liabilities. Prior to the amendment, there was some uncertainty as to whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability.

The amendments clarify that the exemption does not apply and that companies are required to recognize deferred taxes on such transactions. The purpose of the amendments is to reduce the diversity in reporting deferred tax on leases and decommissioning obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

The modifications are effective for the periods of presentation of the Financial Statements that begin as of January 1, 2023, early application is allowed.

The implementation of this amendment will have no material impact on Banco de Chile and its subsidiaries.

Accounting standards issued by the CMF.

Circulars No. 2,243, No. 2,249 and N° 2,295 - Amends Compendium of Accounting Standards for Banks.

On December 20, 2019, the CMF published Circular No. 2,243, which updates the instructions of the Accounting Standards Compendium (CNC) for Banks.

The changes seek achieve greater convergence with IFRS, as well as an improvement in the quality of financial information, to contribute to the financial stability and transparency of the banking system.

The main changes introduced to the CNC correspond to:

1) Incorporation of IFRS 9 with the exception of the Chapter 5.5 on impairment of loans classified as “financial assets at amortized cost”. This exception is mainly due to prudential criteria set by the CMF. These criteria have given rise, over time, to the establishment of standard models that the banking institutions must apply to determine the impairment of the loan portfolio (Chapter B-1 of the CNC, for provisions).

2) Changes in the presentation formats of the Statement of Financial Position and Income Statement, when adopting IFRS 9 in replacement of IAS 39.

3) Incorporation of new presentation formats for the Statement of Other Comprehensive Income and the Statement of Changes in Equity and guidelines on financing and investment activities for the Statement of Cash Flows.

4) Incorporation of a financial report “Management Comments” (according to the IASB Practice Document No. 1), which will complement the information provided by the financial and annual statements.

5) Modifications of some notes of the financial statements, among which are: Financial assets at amortized cost and Risk management, in order to better comply with the disclosure criteria contained in the IFRS 7. In addition, disclosures about related parties are aligned according to IAS 24.

6) Changes in the accounting plan of Chapter C-3 of the CNC, both in the accounts coding as well as in their description. The foregoing corresponds to the detailed information of the formats for the Statement of Financial Position, the Income Statement and the Statement of Other Comprehensive Income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

7) Modification of the criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis, for any credit with a default equal to or greater than 90 days (Chapter B-2 of the CNC).

Pursuant to the regulations described above, the Bank's Management determined to implement in advance during the year 2021 the rule of suspension of the recognition of interest and UF indexation on an accrual basis at 90 days of default, which did not have a significant impact on the Consolidated Financial Statements. It should be noted that before the change, the suspension of the recognition of interest income and UF indexation for loans evaluated as a group occurred at 6 months of default, while for loans subject to individual evaluation; the suspension was carried out based on to the classification of the client and its permanence in the impaired portfolio.

8) Adaptation of the limitations and precisions to the use of IFRS contained in Chapter A-2 of the CNC.

In accordance with that established under the Circular No. 2,249 dated April 20, 2020, the new standard will be applicable from January 1, 2022, with a transition date of January 1, 2021, for purposes of the comparative Financial Statements that must be published from March 2022. Nevertheless, the change in criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis as provided in Chapter B-2, shall be adopted no later than January 1, 2022.

On October 7, 2021, the CMF issued Circular No. 2,295, which updates the Compendium of Accounting Standards for Banks (CNCB) that is in force from 2022 and introduces various adjustments to the files of the Information System Manual.

In this way, the accounting information necessary to agree the Financial Statements with the full implementation of Basel III is incorporated, in addition to making some clarifications in its instructions, arising both from the internal analysis and from inquiries received from actors of the banking system.

Likewise, this Circular adds a term to implement the criterion for grouping debtors whose aggregate exposure must be measured jointly, established in literal i) of No. 3 of Chapter B-1, which must be considered as of July 1, 2022.

The modifications introduced in files, tables and forms of the Manual of the Information System for Banks, they must be considered based on the information referred to the month of January 2022.

The Bank and its subsidiaries have structured an implementation project and have established various Committees to ensure its proper execution. All this in order to comply with the new standards required for the preparation and presentation of the Financial Statements.

The main equity effects measured as of January 1, 2022 correspond to the valuation of financial assets due to the adoption of IFRS 9 in replacement of IAS 39, in provisions for contingent loans because of the modification of the Credit Conversion Factor (CCF) and in deferred taxes associated with these modifications. The foregoing generated an increase in equity for an approximate net amount of Ch$70,508 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,297.On the control of the limit that banks must observe when granting financing to business groups.

On November 3, 2021, the new Chapter 12-16 "Limit of credits granted to business groups" is incorporated into the Updated Compilation of Regulations (RAN by its Spanish initials), which establishes the scope and exceptions for the control of the credit limit granted to business groups referred to in the seventh subparagraph of article 84 No. 1 of the General Banking Law, together with the manner of making up the payrolls of the business groups and the entities that compose them for that purpose; as well as, the way of computing the credits granted to entities belonging to the same business group is defined, in order to determine their degree of credit concentration and compliance with the aforementioned limit.

Circular No. 2,299. Modifies regulations related to Financial Statements of Insurance Brokers.

On November 3, 2021, the CMF modifies Circular No. 2,137, which provides rules on the form and content of the Financial Statements of Insurance Brokers who are not natural persons. The main objective of the regulatory amendment is to annul the obligation to inform the CMF about the pension assessments carried out by Insurance Brokers.

General Rule No. 461. Modifies the structure and content of the annual report of securities issuers, incorporating issues of sustainability and corporate governance.

On November 12, 2021, the CMF issued a circular whose objective is to perfect the information standard that issuers of securities must disclose to the market, aligning it with the current demands of investors and with the standards that have been adopted at the international level. Therefore, entities must report through their Annual Report the policies, practices and goals adopted in environmental, social and governance (ESG) matters.

Standards related to the implementation of Basel III.

During 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, in accordance with the established on Law No. 21,130 that modernizes banking legislation. The new Law adopts the international standards in banking regulation and supervision.

On March 30, 2020, the CMF reported that, in coordination with the Central Bank of Chile, it resolved to postpone the implementation of the Basel III requirements for one year and maintain the general regulatory framework in force for banking capital requirements until December 2021. The disclosure defined by the regulator in this matter is presented in Note 41 No. 4 "Capital Requirements and Management".

On December 1, 2020, the CMF finalized the process of issuing the necessary regulations for the implementation of the new capital framework. The culmination of this regulatory process, which began with the first standard in public consultation in August 2019, represents a relevant step in strengthening the solvency and stability of the financial system. The new capital framework will allow for a more solid and robust banking system, a fundamental condition to face the impacts of the economic downturn with better tools.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

The new standards, in addition to demanding higher levels of capitalization from banks, governance and information to the market; facilitate access to new and better sources of financing; harmonize the requirements between subsidiaries of foreign banks and local banks; and they contribute to the internationalization process of Chilean banking.

As of the date of issuance of these Consolidated Financial Statements, the CMF has issued the following circulars related to the Basel III regulations:

Circular 2,270. Issued on September 11, 2020, sets the general criteria and guidelines for the determination of additional equity requirements as a result of the supervision process, called Pillar 2.

This standard updates Chapter 1-13 “Management and solvency classification” and introduces the new Chapter 21-13 “Evaluation of the adequacy of effective equity of banks” to the RAN.

This standard also establishes that the effective equity self-assessment report to be submitted by banks during 2021 will be based only on credit risk, and the one for 2022 will additionally incorporate market and operational risks. As of 2023, the report with all its sections will be required, considering all the material risks of the institution.

Circular No. 2,272. September 25, 2020, the CMF published the regulations that define the operating procedures for the calculation, implementation and supervision of additional capital charges, known as capital buffers (Conservation Buffer and a Countercyclical Buffer).

This rule incorporates Chapter 21-12 "Additional basic capital, articles 66 bis and 66 ter of the LGB" into the RAN. This rule establishes that, as of December 1, 2021, the requirement of the Conservation Buffer will be 0.625%, increasing by the same percentage each year, until reaching the regime on December 1, 2024. The same transitory requirement will apply to the maximum value of the Countercyclical Buffer that can be defined by the Chile Central Bank.

Circular No. 2,273. On October 5, 2020, the CMF issued the norm that regulates the calculation of the relationship between basic capital and total assets (leverage ratio). Incorporates Chapter 21-30 "Relationship between basic capital and total assets" into the RAN. The standard introduces improvements both in the measurement of basic capital (numerator) and of the bank's total assets (denominator).

This standard is effective as of December 1, 2020, without prejudice to the transitory measures for the calculation of regulatory capital, contemplated in Title V of Chapter 21-1 "Equity for legal and regulatory purposes" of the RAN.

Circular No. 2,274. On October 8, 2020, the CMF established the guidelines for calculating equity for legal and regulatory purposes, debugging items of low quality or whose value is uncertain in a settlement scenario and sets prudential rules for concentration, in accordance with the current legal framework. Incorporates Chapter 21-1 “Equity for legal and regulatory purposes” replacing Chapter 12-1 “Equity for legal and regulatory purposes” into the RAN.

The first adjustment must be made on December 1, 2022, corresponding to 15% of the discounts. This amount will increase to 30% on December 1, 2023 and 65% on December 1, 2024, until reaching full implementation as of December 1, 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,276. On November 2, 2020, the CMF, with the prior favorable agreement of the Central Bank of Chile, established the dispositions that have as a reference framework the evaluation methodology established by the Basel Committee on Banking Supervision and international practice, considered for the identification and treatment of banks classified as systemically important at the local level. It incorporates into the RAN Chapter 21-11 "Factors and methodology for banks or group of banks rated as systemically important and requirements that may be imposed as a result of this rating".

The requirements derived from the first application may be gradually established. The initial charge in December 2021 will be 0% and will increase by 25% each year until reaching the regime in December 2025.

Circular No. 2,279. On November 24, 2020, the CMF incorporated Chapter 21-2 into the RAN, which contains the minimum requirements and conditions that preference shares and bonds with no fixed maturity term must satisfy in article 55 bis of the General Banking Act and Chapter 21-3 of the RAN which contains the minimum requirements and conditions that subordinate bonds must satisfy in article 55 of the General Banking Act, this chapter repeals and replaces chapter 9-6 of the RAN. These regulations came into effect on December 1, 2020, the date on which banks determined the level of capital AT1 and T2 that is applicable, in accordance with the provisions of the regulations.

During the first year of application, subordinated bonds and voluntary provisions may be computed as equivalent to AT1 instruments, with a limit of 1.5% of the RWA net of required provisions. From December 1, 2021, the substitution limit will progressively decrease (by 0.5%) to reach 0% in 4 years.

Circular No. 2,280. On December 1, 2020, the CMF issued the definitive norm related to the standardized methodology for computing ORWAs, incorporating chapter 21-8 to the RAN. The dispositions of this new Chapter consider the methodology established by the Basel Committee on Banking Supervision as a reference framework.

For the computation of operational risk, a single standard method is established, in accordance with the recommendations of the aforementioned Committee, not allowing the use of proprietary methodologies referred to in the second paragraph of article 67 for this type of risk.

The regulations entered into force on December 1, 2020. Also, it was established that until December 1, 2021, assets weighted by operational risk are equal to 0.

Circular No. 2,281. Issued on December 1, 2020, it corresponds to the definitive regulations related to the determination of the Credit Risk-Weighted Assets, incorporating chapter 21-6 to the RAN.

As set out in the Article 67 of the LGB, it is up to the CMF to establish standardized methodologies to cover the relevant risks of banking companies, among which is credit risk, with a prior favorable agreement from the Central Bank of Chile.

This new standard includes a transitory provision, which establishes that the computation of assets weighted by credit risk is carried out in accordance with the current dispositions of Title II of Chapter 12-1 of the RAN, until November 30, 2021; The new methodology must be applied as of December 1, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,282. Issued on December 1, 2020, this standard incorporated the new Chapter 21-7 on the determination of MRWA into the RAN.

For the application of the provisions of this new Chapter, which will be in force as of December 1, 2020, a transitional disposition is contemplated that considers a market risk weight equal to zero until December 1, 2021.

Circular No. 2,283. On December 1, 2020, the CMF published the definitive regulation related to the promotion of market discipline and transparency through the disclosure of information requirements from banking entities (Pillar 3), incorporating Chapter 21-20 into the Updated Compilation of Standards (RAN).

The information referred to in this new Chapter is effective as of December 1, 2022 and must be published for the first time in April 2023 with information regarding the January-March quarter of said year.

Circular No. 2,284. On December 31, 2020, the CMF creates the file "Rating of systemically important banks" (R11), related to the measurement of the systemic importance index and dated January 26, 2021, through Circular No. 2,286, the instructions for the preparation of the new R11 file are supplemented.

Circular No. 2,288. On April 27, 2021, the CMF creates the files "Solvency limits and effective equity" (R01), "Regulatory capital instruments" (R02), "Credit risk-weighted assets" (R06), “Market risk-weighted assets” (R07) and “Operational risk-weighted assets” (R08).

Circular Letter No. 1,207. On April 28, 2021, the CMF specified that the subordinated bonds and additional provisions that are accounted for as equivalent to preferred shares or bonds without a fixed maturity term according to the third transitory article of Law No. 21,130, must be adapted to the limits established in literals c) and d) of article 66 of the General Banking Law.

Circular N°2,290. On May 28, 2021, the CMF specifies the implementation calendar of the new Risk System files incorporated into the Information Systems Manual (MSI by its Spanish initials) and additionally adjusts the size of some fields of the R01, R07 and R08 files.

Circular N°2,292. On August 19, 2021, the CMF incorporates modifications to the RAN, Chapter B-1 “Provisions for credit risk” of the CNC, which governs from the year 2022, incorporates more precise conditions to determine the debtors that must be evaluated using models based on group analysis and modifications to file R08 on Operational risk-weighted assets of the Information System Manual (ISM).

Circular Letter No. 1,226. On October 7, 2021, the CMF clarifies aspects of the procedure that banks must follow for the registration of bonds without a fixed maturity or perpetual term referred to in article 55 bis of the General Banking Law, in those cases in which the issuance and placement is intended to be carried out entirely abroad.

Circular No. 2,296. On November 2, 2021, the CMF incorporates modifications to Chapter 1-13 "Classification of management and solvency" of the Updated Compilation of Standards (RAN). In order to specify the criteria used to classify banks by solvency.

Circular No. 2,300. On November 25, 2021, the CMF establishes clarifications to the definition of subfactors of the index of systemic importance, contained in Table 106 of the Bank Information System Manual (MSI by its Spanish initials).

Circular No. 2,303. On December 24, 2021, the CMF incorporated adjustments to Chapter 21-2 "Additional Capital Instruments Level 1 for the constitution of effective equity: preferred shares and bonds without a fixed maturity term of article 55 bis of the General Law of Banks” and Chapter 21-6 “Determination of credit risk-weighted assets” of the Updated Compilation of Standards (RAN).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

4.	Changes in Accounting Policies and Disclosures:

During the year ended December 31, 2021, no significant accounting changes have occurred that affect the presentation of these Consolidated Financial Statements.

5.	Relevant Events:

a)	On January 28, 2021, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting on March 25, 2021 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2020:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2019 and November 2020, amounting to Ch$95,989,016,547 which will be added to retained earnings from previous periods.

ii.	From the resulting balance, distribute in the form of a dividend 60% of the remaining liquid profit, corresponding to a dividend of Ch$2.18053623438 to each of the 101,017,081,114 shares of the Bank, retaining the remaining 40%.

Consequently, it proposed the distribution as a dividend of 47.6% of the profits for the year ended December 31, 2020.

b)	On February 4, 2021, the subsidiary Banchile Securitizadora S.A. in an Extraordinary Shareholders’ meeting agreed on the early dissolution of this subsidiary, as previously approved by the Financial Market Commission.

c)	On March 25, 2021, at the Bank’s Ordinary Shareholders’ Meeting, the shareholders proceeded to make the definitive appointment of Mr. Raúl Anaya Elizalde as Titular Director of Banco de Chile, a position that he will hold until the next renewal of the Board of Directors. Additionally, on the same date, the Board approved the distribution of dividend No. 209, corresponding to Ch$2.18053623438 per share, payable against the profit for the year 2020.

d)	On April 7, 2021, the subsidiary Banchile Administradora General de Fondos S.A. reported as an essential fact that on that date Mr. Paul Javier Fürst Gwinner, submitted his resignation from the position of Director of the company.

e)	On July 30, 2021, the subsidiary Banchile Securitizadora S.A. informed as an essential fact that with the same date Mrs. Claudia Bazaes Aracena ceased to provide services to the company, ceasing to hold the position of General Manager of the same.

f)	On July 30, 2021, the Financial Market Commission authorized the subsidiary Banchile Securitizadora S.A. to carry out its own liquidation and to use the company name indicated “Banchile Securitizadora S.A. en liquidación".

g)	On August 16, 2021, the subsidiary Banchile Securitizadora S.A. informed through an essential fact that in the First Session of the Liquidation Commission of “Banchile Securitizadora S.A. en Liquidación”, made up of Mr. Juan Alberdi Monforte and Mr. Luis Claro Jullian, it was agreed to elect Mr. Juan Alberdi Montforte as Chairman of the Liquidation Commission. In consequently, the Board of Directors of the company is replaced by the aforementioned Liquidation Commission as of that date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

h)	On August 27, 2021, the Board of Directors of the subsidiary Banchile Asesoría Financiera S.A. appointed Mr. Ashwin Kumar Natarajan as interim General Manager of the company in replacement of Mr. Pedro Jottar Awad who submitted his resignation from the position of General Manager of the company.

i)	On August 31, 2021, Banco de Chile informs that it has registered and published before the Securities and Exchange Commission (SEC) of the United States of America an amendment to the Deposit Agreement signed between Banco de Chile and JPMorgan Chase Bank referring to the American Depositary Receipt (“ADR”) program. The modification refers to matters related to international exchange operations that may take place under the aforementioned Program, the jurisdiction applicable to it and the updating of regulatory references, among others.

j)	On August 30, 2021, it is reported that Banco de Chile and Citigroup lnc. have agreed to extend the validity of the Cooperation Agreement, the Global Connectivity Agreement and the Amended and Restated Trademark License Agreement, the first two celebrated on October 22, 2015 and the last one on November 29, 2019. In accordance with the aforementioned extension, the validity of said contracts extends from January 1, 2022 to January 1, 2024, and the parties may agree before August 31, 2023 an extension for two years from January 1, 2024. If this does not happen, the contracts will be automatically extended once for a period of one year from January 1, 2024 to January 1, 2025. The same renewal procedure may be used in the future as many times agreed by the parties.

Along with the above and on the same date, Banco de Chile and Citigroup lnc. signed a modification to the Global Connectivity Agreement and an Amended and Restated Master Services Agreement, agreeing that the term of the latter will be the same as that established in the Cooperation Agreement referred to in the previous paragraph. The Board of Directors of Banco de Chile, in session No. BCH 2,952 of August 26, 2021, approved the extension, modification and subscription of the aforementioned contracts, in the terms provided in articles 146 and following of the Public Limited Companies Law.

k)	On November 30, 2021, Banco de Chile informs that on November 29 of the same year a purchase agreement was signed, by virtue of which Banco de Chile, together with the rest of the shareholder banks of the bank transfer support company "Operadora Credit Cards Nexus S.A." ("Nexus"), sold to Minsait Payments Systems Chile S.A. (a subsidiary of the Spanish company Indra Sistemas S.A.) the 100% of the shares held in Nexus, subject to the fulfillment or waiver of various conditions precedent, among which are the authorization of the CMF for the sell of the 100% of the shares of Nexus S.A. and that the transaction be approved by the National Economic Prosecutor's Office. Once all the conditions have been met and the aforementioned authorizations have been obtained, the shares will be transferred on the Closing Date, in accordance with the terms stipulated in the contract.

l)	In the context of the COVID-19 pandemic declared in March 2020 by the World Health Organization (“WHO”), this year, on March 13, 2021 the Government of Chile decided on June 25, 2021 to extend the State of Constitutional Exception, thus allowing maintaining a series of sanitary measures, including mobility restrictions and quarantines in the national territory. Subsequently, on September 30, 2021, the authority put an end to the Constitutional State of Exception, which has allowed a gradual opening of the activity by allowing higher levels of mobility and capacity. Additionally, the mass vaccination plan has continued in order to mitigate and control the spread of the pandemic. As of the date of issuance of these

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

Financial Statements, more than 89% of the target population has completed their vaccination process, also beginning from the month of August the process of inoculation of a booster dose and in January 2022 a second booster dose.

The Government and the Central Bank of Chile have maintained countercyclical measures, which have contributed to a gradual recovery in activity. At the fiscal level, the government has implemented direct measures close to 10 points of GDP, which has been complemented by other indirect measures (including resources to finance Fogape-Covid credits and the employment protection law, among others). On February 3, 2021, Law No. 21,307 was published in the official newspaper, which modifies the Guarantee Fund for Small and Medium-sized Entrepreneurs (Fogape) in order to promote the reactivation and recovery of the economy, which modifies the Decree Law No. 3,472, of 1980, of the Ministry of Finance, which creates the Guarantee Fund for Small Entrepreneurs (Reactive Fogape). Since the beginning of the program and until December 31, 2021, the Bank has carried out 27,087 operations for an aggregate amount of Ch$1,285,479 million.

For its part, the Central Bank of Chile has maintained a series of unconventional measures, among which the establishment of the Loan Increase Conditional Credit Facility program (FCIC by its Spanish initials) a special financial line for banking companies complemented with the activation of a “Liquidity Credit Line” (LCL) and purchases of bonds in the financial market, among others. As of December 31, 2021, the Bank has made use of these financing facilities for an amount of Ch$4,348,460 million (Ch$3,110,600 million as of December 31, 2020). To access the FCIC, the Bank has established guarantees in favor of the Central Bank of Chile for a total amount of approximately Ch$3,665,592 million, corresponding to commercial placements of the individual portfolio of high credit quality for Ch$3,024,118 million, and securities of fixed income for an approximate amount of Ch$641,474 million. In the case of the LCL, the guarantee provided corresponds to the reserve held by the Bank.

Additionally, the National Congress approved three reforms to the Political Constitution of the Republic that allowed withdrawals of up to 10% of the resources available in individual capitalization accounts, which allowed an aggregate withdrawal that exceeded US$55,000 million in the fourth quarter, in addition during the year 2020 the Law was approved that established an Emergency Family Income (IFE) that corresponds to a benefit for vulnerable families making transfers that accumulate more than US$25,000 million. All these resources generated significant pressure on the prices of goods and services, increases in long-term interest rates, increased liquidity levels of natural and legal persons, and decreased default levels of the banking industry with respect to the default levels observed prior to the start of the pandemic. As a result of the significant increase in the inflation rate, the Central Bank increased the Monetary Policy Rate by 350 basis points during the second semester, placing it at 4.0% at the end of the year.

Even though the impact of the pandemic on our operating results has been significant and its effects will persist over time, its magnitude will depend on the duration and depth of the consequent effects generated, as well as the impact on structural variables, including the trend growth of the economy, levels of investment and employment. Additionally, in accordance with the current policy on the matter, the Bank has established additional incremental provisions for Ch$220,000 million during this fiscal year, thus totaling Ch$540,252 million as of December 31, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the trading portfolio.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

Entity

-	Banchile Administradora General de Fondos S.A.
-	Banchile Asesoría Financiera S.A.
-	Banchile Corredores de Seguros Ltda.
-	Banchile Corredores de Bolsa S.A.
-	Banchile Securitizadora S.A. in dissolution (*)
-	Socofin S.A.

(*)	Company in the process of dissolution. See Note No. 5 e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

•	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

•	Provisions for credit risk are determined at the customer level based on the characteristics of each of their operations. In the case of additional provisions, these are assigned to the different business segments based on the credit risk weighted assets that each segment has

•	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

•	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the years ended December 31, 2021 and 2020 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank's total revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments, continued:

The following table presents the income by segment for the years ended December 31, 2021 and 2020 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	1,084,191	940,075	478,807	377,314	6,479	(3,603)	(1,198)	(1,923)	1,568,279	1,311,863	266	1,149	1,568,545	1,313,012
Net commissions income (loss)	250,470	265,338	61,671	55,599	(1,864)	(1,969)	160,507	143,863	470,784	462,831	(15,756)	(16,863)	455,028	445,968
Financial and exchange operations results	16,908	2,651	67,677	34,979	52,058	75,144	34,068	33,440	170,711	146,214	(106)	(1,010)	170,605	145,204
Other operating income	25,252	23,580	13,317	13,184	—	—	2,771	2,551	41,340	39,315	(5,261)	(4,756)	36,079	34,559
Total operating revenue	1,376,821	1,231,644	621,472	481,076	56,673	69,572	196,148	177,931	2,251,114	1,960,223	(20,857)	(21,480)	2,230,257	1,938,743
Provision for loan losses (*)	(259,229)	(325,852)	(114,299)	(136,448)	—	—	268	(380)	(373,260)	(462,680)	—	—	(373,260)	(462,680)
Personnel expenses	(288,819)	(295,301)	(82,988)	(85,469)	(2,157)	(2,023)	(77,005)	(74,400)	(450,969)	(457,193)	17	17	(450,952)	(457,176)
Administrative expenses	(252,770)	(249,478)	(59,034)	(58,440)	(1,360)	(1,414)	(32,301)	(31,012)	(345,465)	(340,344)	20,840	21,463	(324,625)	(318,881)
Depreciation and amortization	(62,721)	(59,730)	(8,114)	(7,317)	(365)	(312)	(5,598)	(5,998)	(76,798)	(73,357)	—	—	(76,798)	(73,357)
Other operating expenses	(21,010)	(21,909)	(13,679)	(9,808)	(21)	(21)	(679)	(1,179)	(35,389)	(32,917)	—	—	(35,389)	(32,917)
Total operating expenses	(625,320)	(626,418)	(163,815)	(161,034)	(3,903)	(3,770)	(115,583)	(112,589)	(908,621)	(903,811)	20,857	21,480	(887,764)	(882,331)
Income attributable to associates	(229)	(6,674)	1,886	1,548	84	(7)	499	472	2,240	(4,661)	—	—	2,240	(4,661)
Income before income taxes	492,043	272,700	345,244	185,142	52,854	65,795	81,332	65,434	971,473	589,071	—	—	971,473	589,071
Income taxes													(178,550)	(125,962)
Income after income taxes													792,923	463,109

(*)	As of December 31, 2021 and 2020, the Retail and Wholesale segments include additional provisions allocated based on their risk-weighted assets.

The following table presents assets and liabilities of the years ended December 31, 2021 and 2020 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	20,458,338	18,800,918	12,806,598	10,811,000	17,412,053	15,400,139	954,858	830,910	51,631,847	45,842,967	(369,448)	(128,730)	51,262,399	45,714,237
Current and deferred taxes													440,040	380,894
Total assets													51,702,439	46,095,131

Liabilities	16,794,546	13,848,124	10,530,749	10,143,939	19,640,221	17,844,350	770,228	660,869	47,735,744	42,497,282	(369,448)	(128,730)	47,366,296	42,368,552
Current and deferred taxes													113,129	311
Total liabilities													47,479,425	42,368,863

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

7.	Cash and Cash Equivalents:

(a)	The detail of the balances included under cash and cash equivalents and their reconciliation with the Statement of Cash Flows at the end of each year are detailed as follows:

	2021	2020
	MCh$	MCh$

Cash and due from banks:
Cash (*)	1,073,601	615,842
Deposit in Central Bank of Chile (*)	1,545,472	641,890
Deposits in other domestic banks	129,858	14,506
Deposits abroad	964,803	1,287,978
Subtotal - Cash and due from banks	3,713,734	2,560,216

Net transactions in the course of collection	115,967	(719,692)
Highly liquid financial instruments (**)	3,418,006	4,212,719
Repurchase agreements (**)	40,369	34,872
Total cash and cash equivalents	7,288,076	6,088,115

(*)	Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(**)	It corresponds to negotiation instruments and repurchases contracts that meet the definition of cash and cash equivalents.

(b)	Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	2021	2020
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	123,051	123,267
Funds receivable	453,406	459,041
Subtotal - assets	576,457	582,308

Liabilities
Funds payable	(460,490)	(1,302,000)
Subtotal - liabilities	(460,490)	(1,302,000)
Net transactions in the course of settlement	115,967	(719,692)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

8.	Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	2021	2020
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank of Chile bonds	1,145	3,186
Central Bank of Chile promissory notes	3,295,955	4,006,490
Other instruments issued by the Chilean Government and Central Bank	175,022	149,616

Other instruments issued in Chile
Bonds from other domestic companies	—	5,396
Bonds from domestic banks	51,484	5,494
Deposits in domestic banks	214,336	93,905
Other instruments issued in Chile	3,062	1,003

Instruments issued Abroad
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	164

Mutual fund investments
Funds managed by related companies	135,691	400,902
Funds managed by third-party	—	—
Total	3,876,695	4,666,156

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to customers and financial instruments, by an amount of Ch$217,614 million as of December 31, 2020. As of December 31, 2021, there are no documents sold with a repurchase agreement. Repurchase agreements have a 4 day average expiration the year-end 2020. Additionally, under this line are maintained instruments to comply with the requirements for the constitution of the technical reserve for an amount equivalent to Ch$3,288,800 million as of December 31, 2021 (Ch$2,986,000 million in December 2020).

Under “Other instruments issued in Chile” are included instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$84,969 million as of December 31, 2021 (Ch$52,809 million as of December 31, 2020). The repurchase agreements have an average expiration of 12 days at the end of the year 2021 (9 days in December 2020).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$3,832 million as of December 31, 2021 (Ch$5,156 million as of December 31, 2020), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

9.	Investments under resale agreements and obligations under repurchase agreements:

(a)	Rights arising from resale agreements: The Bank provides financing to its customers through resale agreements and securities lending, in which the financial instrument serves as collateral. As of December 31, 2021 and 2020, the detail is as follows:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank of Chile	—	10,006	—	—	—	—	—	—	—	—	—	—	—	10,006
Subtotal	—	10,006	—	—	—	—	—	—	—	—	—	—	—	10,006
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	37,763	29,089	14,013	20,591	12,589	16,721	—	—	—	—	—	—	64,365	66,401
Subtotal	37,763	29,089	14,013	20,591	12,589	16,721	—	—	—	—	—	—	64,365	66,401
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	37,763	39,095	14,013	20,591	12,589	16,721	—	—	—	—	—	—	64,365	76,407

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2021, the fair value of the instruments received amounts to Ch$65,531 million (Ch$82,585 million as of December, 2020).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

9.	Investments under resale agreements and obligations under repurchase agreements, continued:

(b)	Obligations arising from repurchase agreements: The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of December 31, 2021 and 2020, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	183,083	—	—	—	—	—	—	—	—	—	—	—	183,083
Other instruments issued by the Chilean Government and Central Bank of Chile	351	47,763	—	—	—	—	—	—	—	—	—	—	351	47,763
Subtotal	351	230,846	—	—	—	—	—	—	—	—	—	—	351	230,846
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	84,996	57,648	—	43	52	—	—	—	—	—	—	—	85,048	57,691
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	2,320	380	4	—	—	—	—	—	—	—	—	—	2,324	380
Subtotal	87,316	58,028	4	43	52	—	—	—	—	—	—	—	87,372	58,071
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreing	—	—	—	—	7,286	—	—	—	—	—	—	—	7,286	—
Subtotal	—	—	—	—	7,286	—	—	—	—	—	—	—	7,286	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	87,667	288,874	4	43	7,338	—	—	—	—	—	—	—	95,009	288,917

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of December 31, 2021 amounts to Ch$85,322 million (Ch$288,523 million in December 2020). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges:

(a)	As of December 31, 2021 and 2020, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
As of December 31, 2021
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	1,788	—	—	—	1,788	—	608
Interest rate swap	—	—	—	—	—	—	—	—	—
Total derivatives held for hedging purposes	—	—	1,788	—	—	—	1,788	—	608

Derivatives held as cash flow hedges
Currency forward	—	3,099	—	—	—	—	3,099	—	88
Interest rate swap and cross currency swap	—	—	35,706	322,894	108,759	895,312	1,362,671	277,803	—
Total derivatives held as cash flow hedges	—	3,099	35,706	322,894	108,759	895,312	1,365,770	277,803	88

Trading derivatives
Currency forward	6,289,327	5,532,323	8,429,176	1,320,406	74,865	18,758	21,664,855	742,545	505,179
Interest rate swap	1,255,464	4,110,203	10,616,344	11,611,771	6,939,951	10,277,577	44,811,310	825,525	831,338
Interest rate swap and cross currency swap	288,582	771,916	3,659,286	5,055,449	3,769,369	5,253,837	18,798,439	1,132,717	1,432,801
Call currency options	19,681	41,274	53,074	2,972	—	—	117,001	4,509	2,726
Put currency options	11,952	34,859	43,991	2,631	—	—	93,433	199	459
Total trading derivatives	7,865,006	10,490,575	22,801,871	17,993,229	10,784,185	15,550,172	85,485,038	2,705,495	2,772,503

Total	7,865,006	10,493,674	22,839,365	18,316,123	10,892,944	16,445,484	86,852,596	2,983,298	2,773,199

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(a)	Portfolio of derivative instruments, continued:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
As of December 31, 2020
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	5,031	—	—	5,031	—	1,646
Interest rate swap	—	—	—	—	—	29,508	29,508	—	4,873
Total derivatives held for hedging purposes	—	—	—	5,031	—	29,508	34,539	—	6,519

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	164,330	171,925	213,811	667,391	1,217,457	51,062	65,172
Total derivatives held as cash flow hedges	—	—	164,330	171,925	213,811	667,391	1,217,457	51,062	65,172

Trading derivatives
Currency forward	7,320,775	5,754,021	7,753,967	823,355	60,193	26,340	21,738,651	551,964	637,186
Interest rate swap	1,516,969	2,797,327	10,330,399	12,705,904	6,658,095	10,180,750	44,189,444	1,167,416	1,189,828
Interest rate swap and cross currency swap	439,244	809,124	3,459,603	5,892,574	3,442,030	4,850,644	18,893,219	845,831	940,646
Call currency options	10,581	25,382	34,294	1,657	—	—	71,914	269	306
Put currency options	9,605	20,470	26,893	427	—	—	57,395	1,462	2,099
Total trading derivatives	9,297,174	9,406,324	21,605,156	19,423,917	10,160,318	15,057,734	84,950,623	2,566,942	2,770,065

Total	9,297,174	9,406,324	21,769,486	19,600,873	10,374,129	15,754,633	86,202,619	2,618,004	2,841,756

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments or loans. The aforementioned hedge instruments change the effective cost of long-term assets from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of December 31, 2021 and 2020:

	2021	2020
	MCh$	MCh$
Hedge element
Commercial loans	1,788	5,031
Corporate bonds	—	29,508

Hedge instrument
Cross currency swap	1,788	5,031
Interest rate swap	—	29,508

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros and Norwegian kroner. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(1,626)	(1,473)	(3,252)	(2,946)	(47,854)	(44,037)	(56,380)	(51,871)	(109,112)	(100,327)
Corporate Bond HKD	—	—	—	—	(15,897)	(13,352)	(105,828)	(90,988)	(91,271)	(78,369)	(309,896)	(269,894)	(522,892)	(452,603)
Corporate Bond PEN	—	—	(841)	(775)	(841)	(775)	(3,366)	(3,098)	(3,366)	(3,098)	(43,383)	(41,484)	(51,797)	(49,230)
Corporate Bond CHF	(64)	—	—	—	(958)	(829)	(249,008)	(94,332)	(764)	(121,182)	(121,521)	—	(372,315)	(216,343)
Corporate Bond USD	—	—	—	—	(1,814)	(1,515)	(3,629)	(3,030)	(3,629)	(3,030)	(46,260)	(40,140)	(55,332)	(47,715)
Obligation USD	—	(202)	—	(76)	(427)	(157,455)	(60,047)	—	—	—	—	—	(60,474)	(157,733)
Corporate Bond JPY	—	—	(130)	—	(39,208)	(2,115)	(4,249)	(38,110)	(4,249)	(3,472)	(242,020)	(191,351)	(289,856)	(235,048)
Corporate Bond AUD	—	—	(1,220)	(970)	(4,794)	(3,928)	(12,024)	(9,796)	(12,023)	(9,799)	(264,901)	(206,991)	(294,962)	(231,484)
Corporate Bond NOK	—	—	—	—	(2,646)	(2,275)	(5,292)	(4,550)	(5,292)	(4,550)	(80,515)	(71,491)	(93,745)	(82,866)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	1,626	1,473	3,252	2,946	47,854	44,037	56,380	51,871	109,112	100,327
Cross Currency Swap HKD	—	—	—	—	15,897	13,352	105,828	90,988	91,271	78,369	309,896	269,894	522,892	452,603
Cross Currency Swap PEN	—	—	841	775	841	775	3,366	3,098	3,366	3,098	43,383	41,484	51,797	49,230
Cross Currency Swap CHF	64	—	—	—	958	829	249,008	94,332	764	121,182	121,521	—	372,315	216,343
Cross Currency Swap USD	—	—	—	—	1,814	1,515	3,629	3,030	3,629	3,030	46,260	40,140	55,332	47,715
Cross Currency Swap USD	—	202	—	76	427	157,455	60,047	—	—	—	—	—	60,474	157,733
Cross Currency Swap JPY	—	—	130	—	39,208	2,115	4,249	38,110	4,249	3,472	242,020	191,351	289,856	235,048
Cross Currency Swap AUD	—	—	1,220	970	4,794	3,928	12,024	9,796	12,023	9,799	264,901	206,991	294,962	231,484
Cross Currency Swap NOK	—	—	—	—	2,646	2,275	5,292	4,550	5,292	4,550	80,515	71,491	93,745	82,866

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	537	160	4,031	280	59,853	186,116	370,886	213,673	144,432	246,244	968,900	741,654	1,548,639	1,388,127

Hedge instrument
Outflows:
Cross Currency Swap HKD	(171)	(160)	—	—	(9,630)	(9,035)	(75,575)	(72,728)	(79,358)	(76,073)	(214,067)	(206,514)	(378,801)	(364,510)
Cross Currency Swap PEN	—	—	(51)	(48)	(52)	(49)	(207)	(194)	(206)	(194)	(33,974)	(31,965)	(34,490)	(32,450)
Cross Currency Swap JPY	—	—	(341)	—	(40,029)	(4,195)	(8,388)	(40,526)	(8,376)	(6,596)	(252,362)	(201,852)	(309,496)	(253,169)
Cross Currency Swap USD	—	—	—	—	(1,104)	(165,634)	(57,936)	(1,311)	(1,402)	(1,317)	(39,368)	(37,584)	(99,810)	(205,846)
Cross Currency Swap CHF	(366)	—	—	—	(5,281)	(3,929)	(220,166)	(91,923)	(4,387)	(114,409)	(115,104)	—	(345,304)	(210,261)
Cross Currency Swap EUR	—	—	—	—	(2,028)	(1,912)	(4,070)	(3,805)	(46,165)	(44,464)	(47,638)	(45,439)	(99,901)	(95,620)
Cross Currency Swap AUD	—	—	(540)	(232)	(1,064)	(738)	(3,212)	(1,939)	(3,208)	(1,942)	(197,125)	(152,709)	(205,149)	(157,560)
Cross Currency Swap NOK	—	—	—	—	(665)	(624)	(1,332)	(1,247)	(1,330)	(1,249)	(69,262)	(65,591)	(72,589)	(68,711)
Forward UF	—	—	(3,099)	—	—	—	—	—	—	—	—	—	(3,099)	—

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the year 2021 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with credit to equity amounting to Ch$182,376 million (credit to equity of Ch$10,358 million in December 31, 2020). The net effect of taxes credit to equity amounts to Ch$133,135 million (net credit to equity of Ch$7,561 million equity during the period December 2020).

The accumulated balance for this concept as of December 31, 2021 corresponds to a credit in equity amounted to Ch$111,694 million (charge to equity of Ch$70,682 million as of December 2020).

(c.4)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a credit to income of Ch$123,100 million during the year 2021 (charge to results for Ch$39,449 million during the year December 2020).

(c.5)	As of December 31, 2021 and 2020, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)	As of December 31, 2021 and 2020, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

11.	Loans and Advances to Banks, net:

(a)	At December 31, 2021 and 2020, the balances presented in the item “Loans and advances to Banks” are as follows:

	2021	2020
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	160,018	260,002
Provisions for loans to domestic banks	(58)	(140)
Subtotal	159,960	259,862
Foreign Banks
Interbank loans commercial	158,308	185,858
Credits with third countries	498	167
Chilean exports trade loans	121,008	113,596
Provisions for loans to foreign banks	(461)	(525)
Subtotal	279,353	299,096
Central Bank of Chile
Central Bank deposits	1,090,000	2,380,033
Subtotal	1,090,000	2,380,033
Total	1,529,313	2,938,991

(b)	The changes in provisions of the credits owed by the banks, during the years 2021 and 2020, are summarized as follows:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2020	54	704	758
Provisions established	86	—	86
Provisions released	—	(179)	(179)
Balance as of December 31, 2020	140	525	665
Provisions established	—	—	—
Provisions released	(82)	(64)	(146)
Balance as of December 31, 2021	58	461	519

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, net:

(a.i)	Loans to Customers:

As of December 31, 2021 and 2020, the portfolio of loans is composed as follows:

	2021
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	15,458,752	140,134	378,850	15,977,736	(183,166)	(146,404)	(329,570)	15,648,166
Foreign trade loans	1,245,588	7,255	18,403	1,271,246	(42,662)	(2,781)	(45,443)	1,225,803
Current account debtors	138,601	3,521	1,888	144,010	(2,287)	(2,097)	(4,384)	139,626
Factoring transactions	482,828	2,924	504	486,256	(9,731)	(957)	(10,688)	475,568
Student loans	55,346	—	2,602	57,948	—	(4,308)	(4,308)	53,640
Commercial lease transactions (1)	1,550,953	43,174	17,936	1,612,063	(5,409)	(4,818)	(10,227)	1,601,836
Other loans and accounts receivable	96,857	658	14,049	111,564	(8,503)	(3,942)	(12,445)	99,119
Subtotal	19,028,925	197,666	434,232	19,660,823	(251,758)	(165,307)	(417,065)	19,243,758
Mortgage loans
Letters of credit	5,722	—	334	6,056	—	(18)	(18)	6,038
Endorsable mortgage loans	16,942	—	842	17,784	—	(57)	(57)	17,727
Other residential lending	9,896,877	—	273,164	10,170,041	—	(28,639)	(28,639)	10,141,402
Credit from ANAP	—	—	—	—	—	—	—	—
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	142,753	—	10,018	152,771	—	(2,017)	(2,017)	150,754
Subtotal	10,062,294	—	284,358	10,346,652	—	(30,731)	(30,731)	10,315,921
Consumer loans
Consumer loans in installments	2,684,317	—	190,964	2,875,281	—	(227,105)	(227,105)	2,648,176
Current account debtors	168,993	—	3,630	172,623	—	(6,746)	(6,746)	165,877
Credit card debtors	1,179,592	—	19,534	1,199,126	—	(35,638)	(35,638)	1,163,488
Consumer lease transactions (1)	509	—	—	509	—	(10)	(10)	499
Other loans and accounts receivable	7	—	1,163	1,170	—	(1,131)	(1,131)	39
Subtotal	4,033,418	—	215,291	4,248,709	—	(270,630)	(270,630)	3,978,079
Total	33,124,637	197,666	933,881	34,256,184	(251,758)	(466,668)	(718,426)	33,537,758

(1)	In this item, the Bank finances its clients the acquisition of real estate and chattels through financial lease agreements. As of December 31, 2021 Ch$810,611 million correspond to finance leases on real estate and Ch$801,961 million correspond to finance leases on chattels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers net, continued:

(a.i)	Loans to Customers, continued:

	2020
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	13,818,088	136,072	438,535	14,392,695	(197,777)	(139,718)	(337,495)	14,055,200
Foreign trade loans	941,825	7,347	17,791	966,963	(33,441)	(2,374)	(35,815)	931,148
Current account debtors	111,888	3,617	4,973	120,478	(2,789)	(6,762)	(9,551)	110,927
Factoring transactions	369,656	3,617	601	373,874	(8,512)	(837)	(9,349)	364,525
Student loans	55,058	—	2,449	57,507	—	(4,201)	(4,201)	53,306
Commercial lease transactions (1)	1,513,776	44,968	33,348	1,592,092	(7,504)	(6,169)	(13,673)	1,578,419
Other loans and accounts receivable	72,769	455	16,206	89,430	(6,892)	(6,319)	(13,211)	76,219
Subtotal	16,883,060	196,076	513,903	17,593,039	(256,915)	(166,380)	(423,295)	17,169,744
Mortgage loans
Letters of credit	8,646	—	692	9,338	—	(44)	(44)	9,294
Endorsable mortgage loans	22,885	—	1,220	24,105	—	(81)	(81)	24,024
Other residential lending	8,894,326	—	305,815	9,200,141	—	(32,427)	(32,427)	9,167,714
Credit from ANAP	2	—	—	2	—	—	—	2
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	146,174	—	8,894	155,068	—	(1,212)	(1,212)	153,856
Subtotal	9,072,033	—	316,621	9,388,654	—	(33,764)	(33,764)	9,354,890
Consumer loans
Consumer loans in installments	2,418,658	—	299,469	2,718,127	—	(236,408)	(236,408)	2,481,719
Current account debtors	153,855	—	4,869	158,724	—	(10,186)	(10,186)	148,538
Credit card debtors	1,052,342	—	25,103	1,077,445	—	(42,789)	(42,789)	1,034,656
Consumer lease transactions (1)	302	—	—	302	—	(3)	(3)	299
Other loans and accounts receivable	10	—	667	677	—	(465)	(465)	212
Subtotal	3,625,167	—	330,108	3,955,275	—	(289,851)	(289,851)	3,665,424
Total	29,580,260	196,076	1,160,632	30,936,968	(256,915)	(489,995)	(746,910)	30,190,058

(1)	In this item, the Bank finances its clients the acquisition of real estate and chattels through financial lease agreements. As of December 31, 2020 Ch$802,828 million correspond to finance leases on real estate and Ch$789,566 million correspond to finance leases on chattels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, net, continued:

(a.ii)	Impaired Portfolio:

As of December 31, 2021 and 2020, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	19,181,504	17,039,307	479,319	553,732	19,660,823	17,593,039	(251,758)	(256,915)	(165,307)	(166,380)	(417,065)	(423,295)	19,243,758	17,169,744
Mortgage loans	10,062,294	9,072,033	284,358	316,621	10,346,652	9,388,654	—	—	(30,731)	(33,764)	(30,731)	(33,764)	10,315,921	9,354,890
Consumer loans	4,033,418	3,625,167	215,291	330,108	4,248,709	3,955,275	—	—	(270,630)	(289,851)	(270,630)	(289,851)	3,978,079	3,665,424
Total	33,277,216	29,736,507	978,968	1,200,461	34,256,184	30,936,968	(251,758)	(256,915)	(466,668)	(489,995)	(718,426)	(746,910)	33,537,758	30,190,058

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(b)	Credit risk provisions:

The changes in credits risk provisions, during the years 2021 and 2020, are summarized as follows:

	Commercial		Mortgage	Consumer
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2020	176,942	150,831	28,047	329,598	685,418
Charge-offs	(10,829)	(53,317)	(8,878)	(243,536)	(316,560)
Sales or transfers of credits	(331)	—	—	—	(331)
Allowances established	91,133	68,866	14,595	203,789	378,383
Allowances released	—	—	—	—	—
Balance as of December 31, 2020	256,915	166,380	33,764	289,851	746,910

Balance as of January 1, 2021	256,915	166,380	33,764	289,851	746,910
Charge-offs	(26,530)	(57,605)	(10,712)	(146,374)	(241,221)
Sales or transfers of credits	(14,482)	—	—	—	(14,482)
Allowances established	35,855	56,532	7,679	127,153	227,219
Allowances released	—	—	—	—	—
Balance as of December 31, 2021	251,758	165,307	30,731	270,630	718,426

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (see Note No. 24).

Other disclosures:

1.	As of December 31, 2021, the Bank and its subsidiaries have made sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 letter (f).

2.	As of December 31, 2021, the Bank and its subsidiaries derecognized 100% of its portfolio of loans sold and on which all or substantially all of the risks and benefits associated to these financial assets have been transferred (see Note No. 12 letter (f)).

3.	As of December 31, 2021 and 2020, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$3,024,118 million (Ch$2,021,688 million in December 2020).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(c)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	525,720	521,445	(53,312)	(52,438)	472,408	469,007
From 1 to 2 years	385,118	373,304	(38,653)	(37,958)	346,465	335,346
From 2 to 3 years	260,002	245,667	(25,228)	(25,084)	234,774	220,583
From 3 to 4 years	166,416	161,492	(17,015)	(17,433)	149,401	144,059
From 4 to 5 years	116,650	110,743	(12,038)	(12,841)	104,612	97,902
After 5 years	327,071	350,679	(25,624)	(28,994)	301,447	321,685
Total	1,780,977	1,763,330	(171,870)	(174,748)	1,609,107	1,588,582

(*)	The net balance receivable does not include past-due portfolio totaling Ch$3,465 million as of December 31, 2021 (Ch$3,812 million as of December 2020).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(d)	Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2021 and 2020 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2021	2020	2021	2020	2021		2020
	MCh$	MCh$	MCh$	MCh$	MCh$	%	MCh$	%
Commercial loans:
Services	3,178,083	3,049,345	4,202	1,681	3,182,285	9.29	3,051,026	9.86
Financial Services	3,050,897	2,349,360	1,723	1,448	3,052,620	8.91	2,350,808	7.60
Commerce	2,608,832	2,536,445	7,793	7,341	2,616,625	7.64	2,543,786	8.22
Construction	2,492,061	2,452,388	—	—	2,492,061	7.27	2,452,388	7.93
Transportation and telecommunication	1,833,467	1,453,727	—	—	1,833,467	5.35	1,453,727	4.70
Agriculture and livestock	1,769,839	1,646,103	—	—	1,769,839	5.17	1,646,103	5.32
Manufacturing	1,750,228	1,346,601	—	—	1,750,228	5.11	1,346,601	4.35
Mining	400,134	470,293	—	—	400,134	1.17	470,293	1.52
Electricity, gas and water	340,378	395,593	—	—	340,378	0.99	395,593	1.28
Fishing	144,711	135,401	—	—	144,711	0.42	135,401	0.44
Others	2,078,475	1,747,313	—	—	2,078,475	6.08	1,747,313	5.65
Subtotal	19,647,105	17,582,569	13,718	10,470	19,660,823	57.40	17,593,039	56.87
Residential mortgage loans	10,346,652	9,388,654	—	—	10,346,652	30.20	9,388,654	30.35
Consumer loans	4,248,709	3,955,275	—	—	4,248,709	12.40	3,955,275	12.78
Total	34,242,466	30,926,498	13,718	10,470	34,256,184	100.00	30,936,968	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(e)	Purchase of loan portfolio:

During the period ended December 31, 2021 and 2020 no portfolio purchases were made.

(f)	Sale or transfer of loans from the loan portfolio:

During the years 2021 and 2020 there have been operations of sale or transfer of the loan portfolio according to the following:

	2021
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	23,782	(14,482)	13,992	4,692
Sale of written – off loans	—	—	12	12
Total	23,782	(14,482)	14,004	4,704

	2020
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	43,957	(331)	43,889	263
Sale of written – off loans	—	—	—	—
Total	43,957	(331)	43,889	263

(*)	See Note No. 30.

(g)	Securitization of own assets:

During the years 2021 and 2020, there is no securitization transactions executed involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

13.	Investment Securities:

As of December 31, 2021 and 2020, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	2021			2020
	Available- for-sale	Held-to- maturity	Total	Available-for -sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	102	—	102	109	—	109
Promissory notes issued by the Central Bank of Chile	—	—	—	—	—	—
Other instruments of the Chilean Government and the Central Bank of Chile	2,488,748	782,529	3,271,277	163,491	—	163,491

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	111,656	—	111,656	128,763	—	128,763
Bonds from domestic banks	2,411	—	2,411	15,887	—	15,887
Deposits from domestic banks	424,419	—	424,419	685,392	—	685,392
Bonds from other Chilean companies	27,473	—	27,473	34,539	—	34,539
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	—	—	—	32,342	—	32,342

Instruments issued Abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—

Total	3,054,809	782,529	3,837,338	1,060,523	—	1,060,523

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

13.	Investment Securities, continued:

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$351 million in December 31, 2021 (Ch$13,268 million in December 2020). The repurchase agreements have an average maturity of 4 days in December 2021 (5 days in December 2020). As part of the FCIC program, instruments delivered as collateral are classified for an approximate amount of Ch$456,057 million as of December 31, 2021. Additionally, under this item, instruments are maintained to comply with the requirements for the constitution of a technical reserve for an amount equivalent to Ch$2,336,780 million as of December 31, 2021 (Ch$64,000 million in December 2020).

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$33,599 million as of December 31, 2021 (Ch$36,146 million as of December 31, 2020).

Under Instruments of Other National Institutions are classified instruments delivered as collateral as part of FCIC program for an approximate amount of Ch$185,417 as of December 31, 2021 (Ch$350,154 million as of December 31, 2020).

As of December 31, 2021, the portfolio of financial assets available-for-sale includes an accumulated unrealized loss of Ch$109,129 million (accumulated unrealized gain of Ch$801 million in December 2020), recorded as an equity valuation adjustment.

During the years 2021 and 2020, there is no evidence of impairment of financial assets.

Gross profits and losses realized on the sale of available-for-sale investments as of December 31, 2021 and 2020 are shown in Note No. 30 “Net Financial Operating Income”. The changes on results at the end of each years are as fallow:

	2021	2020
	MCh$	MCh$

Unrealized (losses) gains	(109,488)	19,709
Realized gains reclassified to income	(442)	(22,735)
Subtotal	(109,930)	(3,026)
Income tax on other comprehensive income	4,118	816
Net effect in equity	(105,812)	(2,210)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies:

(a)	Investments in other companies include investments of Ch$49,168 million as of December 31, 2021 (Ch$44,649 million as of December 31, 2020), as follows:

						Investment
		Ownership Interest		Equity		Assets		Income
Company	Shareholder	2021	2020	2021	2020	2021	2020	2021	2020
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A. (*)	Banco de Chile	26.16	26.16	84,898	67,337	22,207	17,613	(3,254)	(4,360)
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	19,158	19,171	3,947	3,951	385	389
Redbanc S.A.	Banco de Chile	38.13	38.13	9,935	8,663	3,842	3,307	539	(242)
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	10,728	8,182	3,663	2,787	876	603
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	6,317	5,526	1,788	1,564	315	276
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	12,609	12,248	1,541	1,510	32	(24)
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,638	6,436	1,025	980	58	29
Soc. Operadora de Tarjetas de Crédito Nexus S.A. (**)	Banco de Chile	29.63	29.63	—	8,626	—	2,556	1,405	(2,682)
Subtotal Associates				150,283	136,189	38,013	34,268	356	(6,011)

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	14,930	13,268	7,465	6,631	831	359
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,527	2,547	1,445	1,439	606	553
Subtotal Joint Ventures				17,457	15,815	8,910	8,070	1,437	912
Subtotal				167,630	152,004	46,923	42,338	1,793	(5,099)

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A.	Banchile Corredores de Bolsa					1,646	1,646	400	374
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309	46	54
Bolsa Electrónica de Chile S.A.	Banchile Corredores de Bolsa					257	257	—	9
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile					25	91	—	—
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8	1	1
Subtotal						2,245	2,311	447	438
Total						49,168	44,649	2,240	(4,661)

(1)	Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*)	On April 22, 2021, the Extraordinary Shareholders’ Meeting of the company unanimously approved a capital increase in the amount of Ch$30,000 million through the issuance of 152,905,194 payment shares. As of December 31, 2021, Banco de Chile has subscribed and full payment of 39,994,508 shares equivalent to Ch$7,847 million.

(**)	As of December 31, 2021, the investment is presented in the item “Other Assets” under the concept “Non-current assets held for sale”. See Note No. 5 letter (k).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies, continued:

(a)	Associates:

	2020
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	10,501	5,259	108	12,006	1,197,305	53,741	27,628	1,306,548
Non-current assets	2,746	2,310	6,567	16,404	120,282	696	8,013	157,018
Total Assets	13,247	7,569	6,675	28,410	1,317,587	54,437	35,641	1,463,566

Current liabilities	2,126	836	358	9,490	1,230,002	35,189	21,179	1,299,180
Non-current liabilities	393	95	—	8,985	2,687	90	1,844	14,094
Total Liabilities	2,519	931	358	18,475	1,232,689	35,279	23,023	1,313,274
Equity	10,728	6,638	6,317	9,935	84,898	19,158	12,609	150,283
Minority interest	—	—	—	—	—	—	9	9
Total Liabilities and Equity	13,247	7,569	6,675	28,410	1,317,587	54,437	35,641	1,463,566

Operating income	5,675	3,898	10	43,192	821,362	4,033	7,210	885,380
Operating expenses	(2,377)	(3,653)	(43)	(41,066)	(757,773)	(2,182)	(6,864)	(813,958)
Other income (expenses)	87	134	1,208	(338)	(83,001)	296	(5)	(81,619)
Gain before tax	3,385	379	1,175	1,788	(19,412)	2,147	341	(10,197)
Income tax	(757)	13	—	(375)	6,973	(222)	31	5,663
Gain for the year	2,628	392	1,175	1,413	(12,439)	1,925	372	(4,534)

	2020
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	7,438	5,190	10,687	140	7,123	893,293	49,239	22,796	995,906
Non-current assets	3,696	1,968	8,523	5,700	18,361	112,844	602	5,391	157,085
Total Assets	11,134	7,158	19,210	5,840	25,484	1,006,137	49,841	28,187	1,152,991

Current liabilities	2,534	516	6,957	314	6,997	937,137	30,670	13,843	998,968
Non-current liabilities	418	206	3,627	—	9,824	1,663	—	2,088	17,826
Total Liabilities	2,952	722	10,584	314	16,821	938,800	30,670	15,931	1,016,794
Equity	8,182	6,436	8,626	5,526	8,663	67,337	19,171	12,248	136,189
Minority interest	—	—	—	—	—	—	—	8	8
Total Liabilities and Equity	11,134	7,158	19,210	5,840	25,484	1,006,137	49,841	28,187	1,152,991

Operating income	4,519	3,623	45,137	10	36,111	463,087	3,836	6,044	562,367
Operating expenses	(2,066)	(3,495)	(44,326)	(41)	(36,683)	(417,401)	(2,195)	(6,268)	(512,475)
Other income (expenses)	(42)	68	(13,339)	1,060	(364)	(68,833)	809	91	(80,550)
Gain before tax	2,411	196	(12,528)	1,029	(936)	(23,147)	2,450	(133)	(30,658)
Income tax	(601)	(6)	3,477	1	292	6,477	(506)	(59)	9,075
Gain for the year	1,810	190	(9,051)	1,030	(644)	(16,670)	1,944	(192)	(21,583)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies, continued:

(c)	Joint Ventures:

The Bank has a 50% interest in the jointly controlled entities Artikos S.A. and Servipag Ltda. Bank’s interest of both entities is accounted for using the equity method in the consolidated financial statements.

Below the summary financial information of the jointly controlled companies:

	Artikos S.A.		Servipag Ltda.
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$
Current assets	2,067	1,856	65,128	71,711
Non-current assets	2,278	1,799	15,721	16,102
Total Assets	4,345	3,655	80,849	87,813

Current liabilities	1,167	1,108	61,079	70,887
Non-current liabilities	651	—	4,840	3,658
Total Liabilities	1,818	1,108	65,919	74,545
Equity	2,527	2,547	14,930	13,268
Total Liabilities and Equity	4,345	3,655	80,849	87,813

Operating income	3,977	3,632	39,309	40,138
Operating expenses	(2,631)	(2,534)	(37,047)	(38,841)
Other income (expenses)	7	4	(231)	(31)
Gain before tax	1,353	1,102	2,031	1,266
Income tax	(142)	3	(369)	(290)
Gain for the year	1,211	1,105	1,662	976

(d)	The change of investments in companies registered under the equity method in the years of 2021 and 2020, are as follows:

	2021	2020
	MCh$	MCh$

Initial book value	42,338	48,442
Acquisition of investments in companies	7,847	—
Participation on income in companies with significant influence and joint control	1,793	(5,099)
Dividends received	(1,097)	(1,001)
Non-current assets Nexus	(3,961)	—
Others	3	(4)
Total	46,923	42,338

(e)	During the period ended as of December 31, 2021 and 2020 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

15.	Intangible Assets:

(a)	As of December 31, 2021 and 2020 intangible assets are composed as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	4	4	209,432	180,669	(136,900)	(119,968)	72,532	60,701
Total					209,432	180,669	(136,900)	(119,968)	72,532	60,701

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

15.	Intangible Assets, continued:

(c)	The change of intangible assets as of December 31, 2021 and 2020 are as follows:

	Software or computer programs
	2021	2020
	MCh$	MCh$
Gross Balance
Balance as of January 1,	180,669	163,485
Acquisition	30,222	18,631
Disposals/ write-downs	(352)	(387)
Reclassification	(89)	(16)
Impairment (*) (**)	(1,018)	(1,044)
Total	209,432	180,669

Accumulated Amortization
Balance as of January 1,	(119,968)	(105,178)
Amortization for the year (**)	(17,831)	(15,865)
Disposals/ write-downs	352	660
Reclassification	(2)	—
Impairment (*) (**)	549	415
Total	(136,900)	(119,968)

Balance Net	72,532	60,701

(*)	Does not include write-offs of Intangibles for $1,178 million as of December 31, 2021.

(**)	See Note No. 35 Depreciation, amortization and impairment.

(c)	As of December 31, 2021 and 2020, the Bank maintains the following amounts with technological developments:

Detail	Commitment Amount
	2021	2020
	MCh$	MCh$

Software and licenses	7,097	3,830

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities:

(a)	The properties and equipment as of December 31, 2021 and 2020 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	19	20	311,279	304,951	(148,645)	(142,543)	162,634	162,408
Equipment	5	5	3	4	243,757	222,624	(191,334)	(175,141)	52,423	47,483
Others	7	7	4	4	56,582	55,898	(49,319)	(47,861)	7,263	8,037
Total					611,618	583,473	(389,298)	(365,545)	222,320	217,928

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(b)	The changes in properties and equipment as of December 31, 2021 and 2020 are as follows:

	2021
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2021	304,951	222,624	55,898	583,473
Additions	9,477	22,367	2,349	34,193
Write-downs and sales of the year	(3,132)	(1,232)	(1,628)	(5,992)
Impairment (*)	(17)	(2)	(37)	(56)
Total	311,279	243,757	56,582	611,618

Accumulated Depreciation
Balance as of January 1, 2021	(142,543)	(175,141)	(47,861)	(365,545)
Reclassification	—	—	16	16
Depreciation charges of the year (*) (**)	(8,895)	(17,409)	(3,107)	(29,411)
Write-downs and sales of the year	2,793	1,216	1,620	5,629
Impairment (*)	—	—	13	13
Total	(148,645)	(191,334)	(49,319)	(389,298)

Balance as of December 31, 2021	162,634	52,423	7,263	222,320

	December 2020
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2020	301,619	207,605	55,519	564,743
Additions	6,303	20,658	1,510	28,471
Write-downs and sales of the year	(2,903)	(5,606)	(1,105)	(9,614)
Impairment (*) (***)	(68)	(33)	(26)	(127)
Total	304,951	222,624	55,898	583,473

Accumulated Depreciation
Balance as of January 1, 2020	(136,394)	(162,560)	(45,527)	(344,481)
Depreciation charges of the year (*) (**)	(8,844)	(17,273)	(3,371)	(29,488)
Write-downs and sales of the year	2,695	4,692	1,025	8,412
Impairment (*) (***)	—	—	12	12
Total	(142,543)	(175,141)	(47,861)	(365,545)

Balance as of December 31, 2020	162,408	47,483	8,037	217,928

(*)	See Note No.35 Depreciation, Amortization and Impairment.

(**)	This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$357 million (Ch$357 million as of December 2020).

(***)	Does not include charge-offs of Property and Equipment of Ch$916 million in December 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(c)	The composition of the rights over leased assets as of December 31, 2021 and 2020 is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	124,978	123,215	(46,743)	(33,560)	78,235	89,655
Floor space for ATMs	42,051	40,445	(25,566)	(16,496)	16,485	23,949
Improvements to leased properties	26,066	26,579	(20,598)	(21,354)	5,468	5,225
Total	193,095	190,239	(92,907)	(71,410)	100,188	118,829

(d)	The changes of the rights over leased assets as of December 31, 2021 and 2020 is as follows:

	2021
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2021	123,215	40,445	26,579	190,239
Additions	12,123	2,867	1,386	16,376
Write-downs	(10,468)	(1,055)	(1,899)	(13,422)
Remeasurement	—	(206)	—	(206)
Others	108	—	—	108
Total	124,978	42,051	26,066	193,095

Accumulated Depreciation
Balance as of January 1, 2021	(33,560)	(16,496)	(21,354)	(71,410)
Depreciation of the year (*)	(18,244)	(10,095)	(860)	(29,199)
Write-downs	5,064	1,025	1,616	7,705
Others	(3)	—	—	(3)
Total	(46,743)	(25,566)	(20,598)	(92,907)

Balance as of December 31, 2021	78,235	16,485	5,468	100,188

(*)	See Note No.35 Depreciation, Amortization and Impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

	2020
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2020	130,853	41,960	27,254	200,067
Additions	7,907	1,319	847	10,073
Write-downs	(15,538)	(1,197)	(1,522)	(18,257)
Remeasurement	(7)	(1,637)	—	(1,644)
Total	123,215	40,445	26,579	190,239

Accumulated Depreciation
Balance as of January 1, 2020	(18,722)	(9,091)	(21,589)	(49,402)
Depreciation of the year (*)	(18,867)	(7,774)	(1,006)	(27,647)
Write-downs	4,029	369	1,241	5,639
Total	(33,560)	(16,496)	(21,354)	(71,410)

Balance as of December 31, 2020	89,655	23,949	5,225	118,829

(*)	See Note No.35 Depreciation, Amortization and Impairment. Does not include provision for impairment of Ch$1 million.

(e)	The future maturities (including unearned interest) of the lease liabilities as of December 31, 2021 and 2020 are shown below:

	2021
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	1,785	3,555	13,516	28,025	21,530	27,733	96,144
ATMs	962	1,921	8,221	6,114	116	108	17,442
Total	2,747	5,476	21,737	34,139	21,646	27,841	113,586

	2020
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	1,646	3,371	14,501	28,663	20,869	30,865	99,915
ATMs	824	1,644	7,229	14,467	419	483	25,066
Total	2,470	5,015	21,730	43,130	21,288	31,348	124,981

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the obligations for lease liabilities and the flows for the years 2021 and 2020 are as follows:

Total cash flow for the year
Lease liability	MCh$

Balances as of January 1, 2020	146,013
Liabilities for new lease agreements	5,768
Interest expenses	2,532
Payments of capital and interests	(28,705)
Remeasurement	(1,644)
Derecognized contracts	(12,337)
Others	3,390
Balances as of December 31, 2020	115,017

Balances as of January 1, 2021	115,017
Liabilities for new lease agreements	8,283
Interest expenses	1,978
Payments of capital and interests	(30,585)
Remeasurement	(206)
Derecognized contracts	(5,524)
Others	6,707
Balances as of December 31, 2021	95,670

(f)	The future cash flows related to short-term lease agreements in effect as of December 31, 2021 correspond to Ch$5,569 million (Ch$6,814 as of December 31, 2020).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

17.	Current Taxes and Deferred Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each years, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of December 31, 2021 and 2020, according to the following detail:

	2021	2020
	MCh$	MCh$

Income tax	299,396	153,084
Less:
Monthly prepaid taxes	(182,903)	(172,683)
Credit for training expenses	(2,000)	(1,900)
Others	(2,210)	(1,139)
Total	112,283	(22,638)

Tax rate	27%	27%

	2021	2020
	MCh$	MCh$

Current tax assets	846	22,949
Current tax liabilities	(113,129)	(311)
Total tax receivable (payable), net	(112,283)	22,638

(b)	Income Tax:

The effect of the tax expense during the years between January 1 and December 31, 2021 and 2020, are broken down as follows:

	2021	2020
	MCh$	MCh$
Income tax expense:
Current year tax	250,155	161,869
Tax Previous year	3,014	813
Subtotal	253,169	162,682
Charge for deferred taxes:
Origin and reversal of temporary differences	(77,256)	(36,156)
Subtotal	(77,256)	(36,156)
Others	2,637	(564)
Net charge to income for income taxes	178,550	125,962

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2021 and 2020:

	2021		2020
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	262,298	27.00	159,049
Additions or deductions	0.25	2,382	(0.99)	(5,848)
Price-level restatement	(8.85)	(85,969)	(5.66)	(33,347)
Others additions or deductions	(0.02)	(161)	1.04	6,108
Effective rate and income tax expense	18.38	178,550	21.39	125,962

The effective rate for income tax for the year 2021 is 18.38% (21.39% in December 2020).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Consolidated Financial Statements. The effects of deferred taxes on assets, liabilities and income accounts as of December 31, 2021 are detailed as follows:

	Balances as of	Effect on		Balances as of
	December 31, 2020	Income	Equity	December 31, 2021
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	268,482	48,813	—	317,295
Personnel provisions	16,233	(1,929)	—	14,304
Staff vacations provisions	9,164	829	—	9,993
Accrued interests adjustments from impaired loans	4,570	503	—	5,073
Staff severance indemnities provision	537	(67)	(125)	345
Provision of credit cards expenses	7,959	1,815	—	9,774
Provision of accrued expenses	14,083	(1,768)	—	12,315
Adjustment for valuation of financial assets available-for-sale	—	—	3,895	3,895
Leasing	28,835	23,184	—	52,019
Incomes received in advance	16,088	(3,720)	—	12,368
Other adjustments	26,905	16,949	—	43,854
Total Debit Differences	392,856	84,609	3,770	481,235

Credit Differences:
Depreciation and price-level restatement of property and equipment	17,256	(810)	—	16,446
Adjustment for valuation of financial assets available-for-sale	223	—	(223)	—
Transitory assets	5,378	1,580	—	6,958
Loans accrued to effective rate	2,779	(342)	—	2,437
Prepaid expenses	2,234	3,434	—	5,668
Other adjustments	7,041	3,491	—	10,532
Total Credit Differences	34,911	7,353	(223)	42,041

Total, Net	357,945	77,256	3,993	439,194

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(e)	For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the CMF, dated August 18, 2009 the changes and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below.

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these Consolidated Financial Statements.

	2021
			Tax value assets
(e.1) Loans and advance to banks and Loans to customers as of December 31, 2021	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,529,313	1,529,831	—	—	—
Commercial loans	17,262,707	18,124,405	33,450	63,603	97,053
Consumer loans	3,977,570	5,098,856	503	10,156	10,659
Residential mortgage loans	10,315,921	10,345,098	8,878	363	9,241
Total	33,085,511	35,098,190	42,831	74,122	116,953

	2020
			Tax value assets
(e.1) Loans and advance to banks and Loans to customers as of December 31, 2020	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	2,938,991	2,939,656	—	—	—
Commercial loans	15,199,426	16,053,548	46,808	72,440	119,248
Consumer loans	3,665,125	4,885,119	166	12,626	12,792
Residential mortgage loans	9,354,890	9,386,654	11,030	122	11,152
Total	31,158,432	33,264,977	58,004	85,188	143,192

(*)	In accordance with the mentioned Circular and instructions from the SII, the value of financial statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

	2021
(e.2) Provisions on past-due loans	Balance as of January 1, 2021	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2021
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	72,440	(59,081)	215,638	(165,394)	63,603
Consumer loans	12,626	(144,810)	150,834	(8,494)	10,156
Residential mortgage loans	122	(4,870)	34,589	(29,478)	363
Total	85,188	(208,761)	401,061	(203,366)	74,122

	2020
(e.2) Provisions on past-due loans	Balance as of January 1, 2020	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2020
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	76,814	(47,122)	176,452	(133,704)	72,440
Consumer loans	29,643	(239,883)	248,045	(25,179)	12,626
Residential mortgage loans	155	(2,931)	25,656	(22,758)	122
Total	106,612	(289,936)	450,153	(181,641)	85,188

	2021	2020
(e.3) Charge-offs and recoveries	MCh$	MCh$

Charge-offs Art. 31 No. 4 second subparagraph	26,712	19,111
Write-offs resulting in provisions released	1,738	1,985
Recovery or renegotiation of written-off loans	66,227	41,758

	2021	2020
(e.4) Application of Art. 31 No. 4 first & third subsections of the income tax law	MCh$	MCh$

Charge-offs in accordance with first subsection	—	—
Write-offs in accordance with third subsection	1,738	1,985

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

18.	Other Assets:

(a)	Item composition:

At the end of each year, the item is composed as follows:

	2021	2020
	MCh$	MCh$

Assets held for leasing (*)	94.460	85,626

Assets received or awarded as payment (**)
Assets awarded at judicial sale	11,629	5,571
Assets received in lieu of payment	954	99
Provision for assets received in lieu of payment or awarded	(79)	(52)
Subtotal	12,504	5,618

Other Assets
Deposits by derivatives margin	293,378	232,732
Trading and brokerage (***)	79,064	84,993
Recoverable income taxes	65,302	8,691
Prepaid expenses	45,731	29,654
Other accounts and notes receivable	34,373	64,029
VAT receivable	12,703	10,777
Investment properties	12,476	12,833
Commissions receivable	9,482	11,810
Servipag available funds	8,735	11,385
Non-current assets held for sale (****)	3,961	—
Assets recovered from leasing for sale	2,955	715
Rental guarantees	1,918	2,014
Pending transactions	903	1,825
Materials and supplies	694	784
Accounts receivable for sale of assets received in lieu of payment	608	2,469
Others	19,986	13,512
Subtotal	592,269	488,223
Total	699,233	579,467

(*)	These correspond to property and equipment to be given under finance lease.

(**)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0169% (0.0024% as of December 31, 2020) of the Bank’s effective equity.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

(****)	Corresponds to the participation in Sociedad Operadora de Tarjeta de Crédito Nexus S.A., which has been reclassified as non-current assets. See Note No. 5 letter (k).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

18.	Other Assets, continued:

(b)	The changes of the provision for assets received in lieu of payment during the years 2021 and 2020 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2020	188
Provisions used	(1,088)
Provisions established	952
Provisions released	—
Balance as of December 31, 2020	52

Balance as of January 1, 2021	52
Provisions used	(138)
Provisions established	165
Provisions released	—
Balance as of December 31, 2021	79

19.	Current Accounts and Other Demand Deposits:

As of December 31, 2021 and 2020, this item is composed as follows:

	2021	2020
	MCh$	MCh$

Current accounts	15,349,224	12,477,719
Other deposits and sight accounts	1,641,287	1,257,606
Other demand deposits	1,552,280	1,431,904
Total	18,542,791	15,167,229

20.	Savings Accounts and Time Deposits:

As of December 31, 2021 and 2020, this item is composed as follows:

	2021	2020
	MCh$	MCh$

Time deposits	8,319,165	8,442,536
Term savings accounts	448,257	342,550
Other term balances payable	372,584	114,455
Total	9,140,006	8,899,541

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

21.	Borrowings from Financial Institutions:

As of December 31, 2021 and 2020, borrowings from financial institutions are detailed as follows:

	2021	2020
	MCh$	MCh$

Domestic banks
Banco do Brasil	—	7,100
Banco Scotiabank	—	1,257
Subtotal domestic banks	—	8,357

Foreign banks
Foreign trade financing
Wells Fargo Bank	145,070	85,734
Citibank N.A. United State	70,590	114,525
Bank of America	43,925	20,475
Sumitomo Mitsui Banking	42,641	11,394
Bank of New York Mellon	17,055	21,389
Standard Chartered Bank	4,990	715
Commerzbank AG	1,782	21,687
Bank of Tokyo	412	40
The Bank of Nova Scotia	—	121,085
Zürcher Kantonalbank	—	39,116

Borrowings and other obligations
Wells Fargo Bank	133,692	106,965
Citibank N.A. United Kingdom	48,120	233
Citibank N.A. United State	4,173	—
Commerzbank AG	568	—
Standard Chartered Bank	211	—
Deutsche Bank Trust Company Americas	—	7,333
Others	176	105
Subtotal foreign banks	513,405	550,796

Central Bank of Chile (*)	4,348,460	3,110,600

Total	4,861,865	3,669,753

(*)	Financing provided by the Central Bank of Chile to deliver liquidity to the economy and support the flow of credit to households and companies, among which are the Conditional Credit Facility to Increase Placements (FCIC by its Spanish initials) and the Liquidity Credit Line (LCL).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued:

As of December 31, 2021 and 2020, this item is composed as follows:

	2021	2020
	MCh$	MCh$

Mortgage bonds	4,116	6,786
Bonds	8,557,279	7,700,402
Subordinated bonds	917,510	886,407
Total	9,478,905	8,593,595

During the year 2021, the Bank has placed bonds for Ch$1,661,016 million, which corresponds to Short-Term Bonds and Long-Term Current Bonds for amount of Ch$698,435 million and Ch$962,581 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	72,240	0.23	20/01/2021	20/04/2021
Wells Fargo Bank	USD	36,736	0.38	09/02/2021	04/02/2022
Citibank N.A.	USD	36,736	0.28	09/02/2021	02/08/2021
Wells Fargo Bank	USD	35,700	0.26	25/02/2021	24/08/2021
Citibank N.A.	USD	71,400	0.23	25/02/2021	01/06/2021
Wells Fargo Bank	USD	35,700	0.26	25/02/2021	26/08/2021
Citibank N.A.	USD	36,295	0.34	04/03/2021	03/09/2021
Citibank N.A.	USD	72,589	0.34	04/03/2021	07/09/2021
Wells Fargo Bank	USD	18,147	0.25	04/03/2021	01/06/2021
Wells Fargo Bank	USD	78,814	0.25	08/09/2021	01/06/2022
Citibank N.A.	USD	78,873	0.23	10/09/2021	10/03/2022
Wells Fargo Bank	USD	39,436	0.25	10/09/2021	08/06/2022
Citibank N.A.	USD	78,413	0.23	13/09/2021	17/03/2022
Wells Fargo Bank	USD	4,283	0.28	15/09/2021	14/09/2022
Citibank N.A.	USD	3,073	0.28	22/09/2021	16/09/2022
Total as of December 31, 2021		698,435

Long-Term Current Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIER1117	UF	109,889	6	3.68	22/10/2021	22/10/2027
BCHICD0815	UF	58,658	9	3.59	25/10/2021	25/10/2030
BCHIEU0917	UF	109,363	7	3.70	25/10/2021	25/10/2028
Total as of December 31, 2021		277,910

BONO JPY	JPY	36,097	10	0.70	17/08/2021	17/08/2031
BONO AUD	AUD	31,203	10	Rate BBSW+1.38 pb	12/08/2021	12/08/2031
BONO CHF	CHF	115,483	5	0.32	14/10/2021	14/10/2026
BONO USD	USD	82,543	5	2.22	17/11/2021	17/11/2026
BONO USD	USD	419,345	10	2.99	07/12/2021	07/12/2031
Subtotal Others currency		684,671
Total as of December 31, 2021		962,581

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

Subordinated bonds

During the year ended December 31, 2021, there were no subordinated bonds, issued.

During the year 2020, the Bank placed bonds for Ch$889,135 million, which corresponds to Short-Term Bonds and Long-Term Current Bonds for amounts of Ch$634,952 million and Ch$254,183 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Citibank N.A.	USD	23,078	2.00	07/01/2020	07/07/2020
Citibank N.A.	USD	38,371	1.95	09/01/2020	09/04/2020
Citibank N.A.	USD	34,886	1.91	13/01/2020	13/04/2020
Citibank N.A.	USD	11,629	1.87	14/01/2020	14/04/2020
Citibank N.A.	USD	31,667	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	7,917	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	27,709	1.86	29/01/2020	29/05/2020
Citibank N.A.	USD	10,350	1.85	30/01/2020	01/06/2020
Citibank N.A.	USD	19,720	1.85	03/02/2020	03/06/2020
Citibank N.A.	USD	31,391	1.55	08/04/2020	05/06/2020
Citibank N.A.	USD	21,262	1.30	13/04/2020	12/05/2020
Citibank N.A.	USD	12,758	1.30	13/04/2020	13/05/2020
Citibank N.A.	USD	34,020	1.30	13/04/2020	13/05/2020
Citibank N.A.	USD	25,593	1.55	16/04/2020	16/06/2020
Citibank N.A.	USD	25,593	1.55	16/04/2020	18/06/2020
Citibank N.A.	USD	34,158	1.61	17/04/2020	21/08/2020
Wells Fargo Bank	USD	42,697	1.60	17/04/2020	21/08/2020
Wells Fargo Bank	USD	42,858	1.50	22/04/2020	14/08/2020
Wells Fargo Bank	USD	42,943	1.45	24/04/2020	29/01/2021
Wells Fargo Bank	USD	4,175	1.30	29/04/2020	29/10/2020
Citibank N.A.	USD	32,834	0.45	18/05/2020	20/07/2020
Citibank N.A.	USD	5,089	0.45	18/05/2020	20/07/2020
Wells Fargo Bank	USD	74,254	0.45	07/12/2020	06/12/2021
Total as of December 31, 2020		634,952

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

Long-Term Current Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEM0817	UF	93,096	7	0.80	06/01/2020	06/01/2027
BCHIEL0717	UF	123,957	8	0.72	04/02/2020	04/02/2028
Subtotal UF		217,053

BONO AUD	AUD	37,130	15	2.65	02/03/2020	02/03/2035
Subtotal Others currency		37,130
Total as of December 31, 2020		254,183

Subordinated bonds

During the year ended December 31, 2020, no Subordinate Bond placements were made.

As of December 31, 2021 and 2020, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

23.	Other Financial Obligations:

As of December 31, 2021 and 2020, this item is composed as follows:

	2021	2020
	MCh$	MCh$

Other Chilean obligations	274,395	191,258
Public sector obligations	223	455
Total	274,618	191,713

24.	Provisions:

(a)	As of December 31, 2021 and 2020, this item is composed as follows:

	2021	2020
	MCh$	MCh$

Provisions for minimum dividends (*)	323,897	220,271
Provisions for personnel benefits and payroll expenses	106,963	111,243
Provisions for contingent loan risks	68,607	76,191
Provisions for contingencies:
Additional loan provisions (**)	540,252	320,252
Country risk provisions	7,336	5,446
Other provisions for contingencies	958	508
Total	1,048,013	733,911

(*)	See Note No. 27 letter (c).

(**)	As of December 31, 2021, Ch$220,000 million have been established for additional provisions (Ch$107,000 million in December 2020). See Note No. 24 letter (b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(b)	The following table shows the changes in provisions and accrued expenses during the years 2021 and 2020:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	300,461	109,075	57,042	213,252	4,833	684,663
Provisions established	220,271	82,953	19,149	107,000	1,121	430,494
Provisions used	(300,461)	(80,785)	—	—	—	(381,246)
Provisions released	—	—	—	—	—	—
Balances as of December 31, 2020	220,271	111,243	76,191	320,252	5,954	733,911
Provisions established	323,897	108,176	—	220,000	2,426	654,499
Provisions used	(220,271)	(112,456)	—	—	(86)	(332,813)
Provisions released	—	—	(7,584)	—	—	(7,584)
Balances as of December 31, 2021	323,897	106,963	68,607	540,252	8,294	1,048,013

(c)	Provisions for personnel benefits and payroll:

	2021	2020
	MCh$	MCh$

Provisions for performance bonuses	53,069	43,941
Staff accrued vacation provision	37,010	33,993
Other personnel benefits provision	10,438	25,728
Staff severance indemnities	6,446	7,581
Total	106,963	111,243

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(d)	Staff severance indemnities:

(i)	Changes in the staff severance indemnities:

	2021	2020
	MCh$	MCh$

Present value of the obligations at the beginning of the year	7,581	7,566
Increase in provision	590	527
Benefit paid	(1,202)	(603)
Effect of change in actuarial factors	(523)	91
Total	6,446	7,581

(ii)	Net benefits expenses:

	2021	2020
	MCh$	MCh$

Increase in provisions	226	367
Interest cost of benefits obligations	364	160
Effect of change in actuarial factors	(523)	91
Net benefit expenses	67	618

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	December 31, 2021	December 31, 2020
	%	%

Discount rate	5.70	2.31
Salary increase rate	3.94	4.04
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the month of November 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(e)	Changes in compliance bonuses provision:

	2021	2020
	MCh$	MCh$

Balances as of January 1	43,941	51,051
Net provisions established	49,652	34,138
Provisions used	(40,524)	(41,248)
Total	53,069	43,941

(f)	Changes in staff accrued vacation provision:

	2021	2020
	MCh$	MCh$

Balances as of January 1	33,993	27,609
Net provisions established	11,294	11,512
Provisions used	(8,277)	(5,128)
Total	37,010	33,993

(g)	Employee benefits share-based provision:

As of December 31, 2021 and 2020, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)	Contingent loan provisions:

As of December 31, 2021 the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$68,607 million (Ch$76,191 million at December 2020). See Note No. 26 letter (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

25.	Other Liabilities:

As of December 31, 2021 and 2020, this item is composed as follows:

	2021	2020
	MCh$	MCh$

Accounts and notes payable	220,422	273,143
Income received in advance (*)	68,691	76,228
Dividends payable	5,140	4,309

Other liabilities
Documents intermediated (**)	159,592	137,546
Securities unliquidated	61,238	2,725
Cobranding	35,937	29,213
VAT debit	18,145	16,519
Outstanding transactions	4,792	725
Insurance payments	397	1,802
Others	21,376	22,910
Total	595,730	565,120

(*)	In relation to the Strategic Alliance Framework Agreement, on June 4, 2019, Banco de Chile received the payment from the Insurance Companies for an amount of Ch$149,061 million, which was recorded according to IFRS 15. The related income is recognized over time, depending on compliance with the associated performance obligation.

(**)	This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments:

(a)	Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	2021	2020
	MCh$	MCh$
Contingent loans
Guarantees and sureties	439,669	224,079
Confirmed foreign letters of credit	91,270	58,299
Issued letters of credit	358,755	343,663
Bank guarantees	2,366,953	2,214,370
Undrawn credit lines	8,651,193	7,650,382
Other credit commitments	78,951	107,707

Transactions on behalf of third parties
Documents in collections	152,297	157,671
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	9,676	16,024
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	107,210	80,788
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	2,459,854	2,023,313
Securities held in safe custody in other entities	17,833,361	18,467,801
Total	32,549,189	31,344,097

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of December 31, 2021 the Bank maintain provisions for judicial contingencies amounting to Ch$474 million (Ch$244 million as of December 2020), which are part of the item “Provisions” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	2021
	2022	2023	2024	2025	2026	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	29	295	150	—	—	474

(b.2)	Contingencies for significant lawsuits in courts:

As of December 31, 2021 and 2020 there are not significant lawsuits in court that affect or may affect these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 4,149,200, maturing January 7, 2022 (UF 3,778,100, maturing on January 8, 2021 as of December 2020). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 839,700.

As of December 31, 2021 and 2020 the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2022, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	2021	2020
	MCh$	MCh$
Guarantees:
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	38,279	47,684
Electronic Chilean Securities Exchange, Stock Exchange	12,839	20,227

Fixed income securities to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	9,990	10,000
Fixed income securities to guarantee equity lending:
Santiago Securities Exchange, Stock Exchange	2,344	—
Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	—	2,858
Total	63,452	80,769

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

ii.	In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires May 2, 2022, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 286,600 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 7, 2022.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

The Company has constituted a guarantee ticket No. 722852-3 corresponding to UF 500, to guarantee the seriousness of the offer presented in the fixed income bidding process. Beneficiary: Security Mutual of the Chilean Chamber of Construction Rut.70.285.100-9, valid until March 15, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article 58, letter D of D.F.L. 251, as of December 31, 2021 the entity maintains two insurance policies with effect from April 15, 2021 to April 14, 2022 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	500
Civil liability policy	60,000

(d)	Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	2021	2020
	MCh$	MCh$

Bank guarantees provision	30,303	27,596
Undrawn credit lines	29,950	40,404
Guarantees and sureties provision	6,743	7,060
Letters of credit provision	1,585	1,074
Other credit commitments	26	57
Total	68,607	76,191

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(e)	By Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Illustrious Court of Appeals of Santiago.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

27.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of December 31, 2021, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2020), with no par value, subscribed and fully paid.

	As of December 31, 2021
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banchile Corredores de Bolsa S.A.	5,745,082,033	5.687%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco Santander on behalf foreign investors	4,562,248,706	4.516%
Banco de Chile on behalf State Street	3,654,038,675	3.617%
Banco de Chile on behalf of non-resident third parties	3,528,713,024	3.493%
Ever Chile SPA	2,201,574,554	2.179%
Ever 1 BAE SPA	2,104,584,950	2.083%
Banco de Chile on behalf Citibank New York	2,053,637,155	2.033%
Inversiones Aspen Ltda.	1,594,040,870	1.578%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Larraín Vial S.A. Corredora de Bolsa	1,085,751,023	1.075%
J P Morgan Chase Bank	1,063,239,108	1.053%
A.F.P Habitat S.A. for A Fund	611,001,048	0.605%
Santander S.A. Corredores de Bolsa Limitada	586,905,632	0.581%
BCI Corredores de Bolsa S.A.	540,263,012	0.535%
Inversiones CDP SPA	487,744,912	0.483%
Valores Security S.A. Corredores de Bolsa	473,695,265	0.469%
BICE Inversiones Corredores de Bolsa S.A.	462,020,571	0.457%
A.F.P Cuprum S.A. for A Fund	457,880,375	0.453%
Subtotal	84,073,263,572	83.227%
Others shareholders	16,943,817,542	16.773%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

(a)	Capital, continued

(i)	Authorized, subscribed and paid shares, continued:

	As of December 31, 2020
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banchile Corredores de Bolsa S.A.	6,119,467,747	6.058%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco Santander on behalf foreign investors	3,919,108,296	3.880%
Banco de Chile on behalf State Street	3,727,262,229	3.690%
Banco de Chile on behalf of non-resident third parties	3,161,922,677	3.130%
Ever 1 BAE SPA	2,303,065,577	2.280%
Ever Chile SPA	2,201,574,554	2.179%
Inversiones Aspen Ltda.	1,594,040,870	1.578%
Larraín Vial S.A. Corredora de Bolsa	1,190,615,892	1.179%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
J P Morgan Chase Bank	895,801,708	0.887%
Banco de Chile on behalf Citibank New York	775,137,039	0.767%
BCI Corredores de Bolsa S.A.	738,927,828	0.731%
Santander S.A. Corredores de Bolsa Limitada	649,014,878	0.642%
A.F.P Habitat S.A. for A Fund	629,021,971	0.623%
BICE Inversiones Corredores de Bolsa S.A.	574,415,365	0.569%
Valores Security S.A. Corredores de Bolsa	500,796,965	0.496%
Inversiones CDP SPA	487,744,912	0.483%
A.F.P Cuprum S. A. for A Fund	440,960,737	0.437%
Subtotal	82,769,721,904	81.936%
Others shareholders	18,247,359,210	18.064%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

(a)	Capital, continued:

(ii)	Shares:

The following table shows the changes in share from December 31, 2019 to December 31, 2021:

Total
Ordinary Shares

Total shares as of December 31, 2019	101,017,081,114

Total shares as of December 31, 2020	101,017,081,114

Total shares as of December 31, 2021	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 25, 2021 it was approved the distribution and payment of dividend No. 209 of Ch$2.18053623438 per share of the Banco de Chile, with charge to the net distributable income for the year ended as of December 31, 2020. The dividends paid in the year 2021 amounted to Ch$220,271 million.

At the Bank Ordinary Shareholders’ Meeting held on March 26, 2020 it was approved the distribution and payment of dividend No. 208 of Ch$3.47008338564 per share of the Banco de Chile, with charge to the net distributable income for the year ended as of December 31, 2019. The dividends paid in the year 2020 amounted to Ch$350,538 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

(c)	Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding year, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the year ended as of December 31, 2021 amounted to Ch$253,094 million (Ch$95,989 million as of December 31, 2020).

As indicated, as of December 31, 2021, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$539,828 million (Ch$367,119 million as of December 31, 2020). Consequently, the Bank recorded a provision for minimum dividends under “Provisions” as of December 31, for an amount of Ch$323,897 million (Ch$220,271 million in December 2020), which reflects as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a year between the weighted average number of shares outstanding during that year, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

Accordingly, the basic and diluted earnings per share as of December 31, 2021 and 2020 were determined as follows:

	2021	2020
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	792,922	463,108
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	7.85	4.58

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	792,922	463,108
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	7.85	4.58

As of December 31, 2021 and 2020, the Bank does not have instruments that generate dilutive effects.

(e)	Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in equity resulting from changes in fair value due to changes in market factors. During the year 2021 it was made a credit to equity for Ch$182,376 million (credit to equity of Ch$10,358 million in 2020). The income tax effect presented a charge to equity of Ch$49,241 million (charge of Ch$2,797 million in December 2020).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the year 2021, it was made a charge to equity for Ch$109,930 million (charge of Ch$3,026 million during the year 2020). The deferred tax effect meant a credit to equity of Ch$4,118 million (credit to equity of Ch$816 million in December 2020).

(f)	Retained earnings from previous years:

During the year 2021, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the 2020 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2019 and November 2020, amounting to Ch$95,989 million. Additionally, the Board determined to withhold 40% of the distributable net income, which was equivalent to Ch$146,848 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

28.	Interest Revenue and Expenses:

(a)	On the closing date of the Consolidated Financial Statement, the interest and indexation income, excluding hedge results, are composed as follows:

	2021				2020
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	625,410	396,730	5,195	1,027,335	652,736	164,272	5,930	822,938
Consumer loans	433,429	4,216	6,022	443,667	525,346	1,806	6,116	533,268
Residential mortgage loans	279,927	633,827	3,912	917,666	272,567	243,014	4,853	520,434
Financial investment	41,728	39,712	—	81,440	29,740	6,570	—	36,310
Repurchase agreements	1,756	—	—	1,756	1,406	—	—	1,406
Loans to banks	14,524	—	—	14,524	10,797	—	—	10,797
Other interest and indexation revenue	5,744	1,788	—	7,532	8,819	1,873	—	10,692
Total	1,402,518	1,076,273	15,129	2,493,920	1,501,411	417,535	16,899	1,935,845

The amount of interest recognized on a received basis for impaired portfolio in the year 2021 amounts to Ch$5,408 million (Ch$3,811 million in December 2020).

(b)	At the year end, the stock of interest and UF indexation not recognized in incomes is the following:

	2021			2020
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	11,594	2,395	13,989	12,008	1,366	13,374
Residential mortgage loans	1,692	2,200	3,892	2,001	1,502	3,503
Consumer loans	862	40	902	35	—	35
Total	14,148	4,635	18,783	14,044	2,868	16,912

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

28.	Interest Revenue and Expenses, continued:

(c)	At each year end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	2021			2020
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	73,965	59,373	133,338	114,593	28,030	142,623
Debt securities issued	204,920	448,970	653,890	214,275	189,714	403,989
Other financial obligations	12	19	31	395	18	413
Repurchase agreements	940	—	940	1,851	2	1,853
Obligations with banks	23,382	—	23,382	27,830	—	27,830
Demand deposits	544	27,823	28,367	375	11,184	11,559
Lease liabilities	1,978	—	1,978	2,532	—	2,532
Other interest and indexation expenses	299	2,176	2,475	629	619	1,248
Total	306,040	538,361	844,401	362,480	229,567	592,047

(d)	As of December 31, 2021 and 2020, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	2021			2020
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	6,075	—	6,075	2,950	—	2,950
Loss from fair value accounting hedges	(5,512)	—	(5,512)	(9,392)	—	(9,392)
Gain from cash flow accounting hedges	192,590	234,986	427,576	55,544	96,015	151,559
Loss from cash flow accounting hedges	(298,651)	(205,033)	(503,684)	(109,877)	(63,975)	(173,852)
Net gain on hedge items	(5,429)	—	(5,429)	(2,051)	—	(2,051)
Total	(110,927)	29,953	(80,974)	(62,826)	32,040	(30,786)

(e)	At each year end, the summary of interest is as follows:

	2021	2020
	MCh$	MCh$

Interest revenue	2,493,920	1,935,845
Interest expense	(844,401)	(592,047)
Subtotal interest income	1,649,519	1,343,798
Net gain (loss) from accounting hedges	(80,974)	(30,786)
Total net interest income	1,568,545	1,313,012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

29.	Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Consolidated Statement of Income refers to the following items:

	2021	2020
	MCh$	MCh$
Commission income
Debit and credit card services	183,292	156,786
Investments in mutual funds and others	108,348	92,514
Collections and payments	74,273	64,475
Portfolio management	50,793	50,272
Fees for insurance transactions	38,057	33,049
Use of distribution channel and access to customers	30,518	75,074
Guarantees and letters of credit	30,131	27,824
Trading and securities management	23,334	21,226
Brand use agreement	22,616	19,835
Financial advisory services	4,948	4,487
Lines of credit and overdrafts	4,396	4,568
Other commission earned	13,615	12,036
Total commissions income	584,321	562,146

Commission expenses
Fees for card transactions	(87,256)	(79,893)
Interbank transactions	(31,368)	(24,843)
Securities transactions	(4,759)	(4,411)
Collections and payments	(4,211)	(4,927)
Sales force	(229)	(244)
Other commission	(1,470)	(1,860)
Total commissions expenses	(129,293)	(116,178)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

30.	Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	2021	2020
	MCh$	MCh$

Trading derivative	144,021	(96,772)
Financial assets held-for-trading	36,457	57,931
Sale of loan portfolios (Note No.12 (f))	4,704	263
Sale of available-for-sale instruments	1,244	27,091
Net income on other transactions	141	29
Total	186,567	(11,458)

31.	Foreign Exchange Transactions, Net:

Net foreign exchange transactions are detailed as follows:

	2021	2020
	MCh$	MCh$

Gain from accounting hedges	199,208	(17,156)
Exchange difference, net	15,107	(2,651)
Indexed foreign currency	(230,277)	176,469
Total	(15,962)	156,662

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

32.	Provisions for Loan Losses:

The change registered in income during the years 2021 and 2020 due to provisions, are summarized as follows:

	Loans and		Loans to customers
	advance to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	—	—	(35,855)	(91,133)	—	—	—	—	(35,855)	(91,133)	(3,350)	(11,707)	(39,205)	(102,840)
- Group provisions	—	—	(56,532)	(68,866)	(7,679)	(14,595)	(127,153)	(203,789)	(191,364)	(287,250)	—	(7,442)	(191,364)	(294,692)
Provisions established, net	—	—	(92,387)	(159,999)	(7,679)	(14,595)	(127,153)	(203,789)	(227,219)	(378,383)	(3,350)	(19,149)	(230,569)	(397,532)

Provisions released:
- Individual provisions	146	93	—	—	—	—	—	—	—	—	—	—	146	93
- Group provisions	—	—	—	—	—	—	—	—	—	—	10,934	—	10,934	—
Provisions realeased, net	146	93	—	—	—	—	—	—	—	—	10,934	—	11,080	93

Provision, net	146	93	(92,387)	(159,999)	(7,679)	(14,595)	(127,153)	(203,789)	(227,219)	(378,383)	7,584	(19,149)	(219,489)	(397,439)

Additional provisions	—	—	(220,000)	(107,000)	—	—	—	—	(220,000)	(107,000)	—	—	(220,000)	(107,000)

Recovery of written-off assets	—	—	14,648	8,599	7,357	3,377	44,224	29,783	66,229	41,759	—	—	66,229	41,759

Provision for loan losses, net	146	93	(297,739)	(258,400)	(322)	(11,218)	(82,929)	(174,006)	(380,990)	(443,624)	7,584	(19,149)	(373,260)	(462,680)

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

33.	Personnel Expenses:

Salaries and personnel expenses during the years 2021 and 2020 are as follows:

	2021	2020
	MCh$	MCh$

Remunerations	261,933	258,918
Bonuses, incentives and variable compensation	96,358	95,677
Gratifications	29,738	28,167
Lunch and health benefits	24,893	27,388
Staff severance indemnities	16,222	22,994
Training expenses	2,055	1,832
Other personnel expenses	19,753	22,200
Total	450,952	457,176

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

34.	Administrative Expenses:

This item is composed as follows:

	2021	2020
	MCh$	MCh$
General administrative expenses
Information technology and communications	109,026	99,763
Maintenance and repair of property and equipment	42,106	48,218
External advisory services and professional services fees	18,274	14,650
Surveillance and securities transport services	13,229	10,787
Office supplies	8,093	11,094
Insurance premiums	7,621	8,273
External service of financial information	6,297	5,912
Postal box, mail, postage and home delivery services	4,718	4,218
Energy, heating and other utilities	4,445	5,556
Legal and notary expenses	4,432	4,182
Expenses for short-term leases and low value	3,825	4,729
Donations	3,199	2,818
External service of custody of documentation	3,094	3,359
Other expenses of obligations for lease agreements	3,070	2,684
Representation and travel expenses	2,703	2,780
Other general administrative expenses	3,538	4,495
Subtotal	237,670	233,518

Outsource services
External technological developments expenses	10,164	11,371
Data processing	9,407	9,333
Certification and technology testing	7,362	6,062
Credit pre-evaluation	4,958	12,241
Other	1,468	2,435
Subtotal	33,359	41,442

Board expenses
Board of Directors Compensation	2,889	2,795
Other Board expenses	10	30
Subtotal	2,899	2,825

Marketing expenses
Advertising	30,652	23,561
Subtotal	30,652	23,561

Taxes, payroll taxes and contributions
Contribution to the banking regulator	11,968	11,408
Real estate contributions	4,852	4,054
Patents	1,440	1,284
Other taxes	1,785	789
Subtotal	20,045	17,535
Total	324,625	318,881

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

35.	Depreciation, Amortization and Impairment:

(a)	The amounts corresponding to charges to results for depreciation and amortization during the years 2021 and 2020, are detailed as follows:

	2021	2020
	MCh$	MCh$
Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	29,768	29,845
Depreciation of leased assets (Note No. 16 (d))	29,199	27,647
Amortization of intangibles assets (Note No. 15 (b))	17,831	15,865
Total	76,798	73,357

(b)	As of December 31, 2021 and 2020 the impairment expenses is composed as follows:

	2021	2020
	MCh$	MCh$
Impairment
Impairment of intangible assets (Note No. 15 (b))	1.647	629
Impairment of property and equipment (Note No. 16 (b))	43	1,031
Impairment of leased assets (Note No. 16 (d))	—	1
Total	1,690	1,661

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

36.	Other Operating Income:

During the years 2021 and 2020, the Bank and its subsidiaries present other operating income, according to the following:

	2021	2020
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	5,416	7,891
Other income	231	87
Subtotal	5,647	7,978

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	—	—
Subtotal	—	—

Other income
Release of provisions and expense recovery	9,690	6,497
Rental investment properties	5,965	5,748
Revaluation of prepaid monthly payments	5,183	1,569
Tax management income	3,117	1,565
Recovery from correspondent banks	2,800	2,841
Income from sale leased assets	1,214	1,956
Credit/debit card income	346	459
Fiduciary and trustee commissions	261	316
Gain on sale of fixed assets	214	30
Reimbursements for insurance policies	161	4,414
Others	1,481	1,186
Subtotal	30,432	26,581

Total	36,079	34,559

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

37.	Other Operating Expenses:

During the years 2021 and 2020, the Bank and its subsidiaries present other operating expenses, according to the following:

	2021	2020
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	1,873	3,984
Maintenance expenses of assets received in lieu of payment	813	1,021
Provisions for assets received in lieu of payment	205	1,020
Subtotal	2,891	6,025

Provisions for contingencies
Country risk provisions	1,890	1,114
Other provisions	398	7
Subtotal	2,288	1,121

Other expenses
Write-offs for operating risks	13,957	10,625
Leasings operational expenses	5,346	5,430
Correspondent banks	2,614	1,804
Card administration	2,098	2,599
Expenses for charge-off leased assets recoveries	1,038	597
Contribution to other organisms	257	331
Credit life insurance	233	586
Civil lawsuits	149	195
Others	2,828	1,943
Subtotal	28,520	24,110

Total	33,699	31,256

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(a)	Loans with related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Productive and Services Companies (*)		Investment and Commercial Companies (**)		Individuals (***)		Total
	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	356,282	122,716	114,306	164,213	13,571	12,445	484,159	299,374
Residential mortgage loans	—	—	—	—	65,637	61,131	65,637	61,131
Consumer loans	—	—	—	—	10,660	8,743	10,660	8,743
Gross loans	356,282	122,716	114,306	164,213	89,868	82,319	560,456	369,248
Allowance for loan losses	(3,224)	(1,264)	(571)	(802)	(432)	(390)	(4,227)	(2,456)
Net loans	353,058	121,452	113,735	163,411	89,436	81,929	556,229	366,792

Contingent loans:
Guarantees and sureties	8,619	7,277	12,253	9,469	—	—	20,872	16,746
Letters of credits	87	2,885	—	—	—	—	87	2,885
Banks guarantees	26,872	25,129	21,852	35,733	—	—	48,724	60,862
Undrawn credit lines	77,965	46,887	14,398	14,308	21,831	20,306	114,194	81,501
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	113,543	82,178	48,503	59,510	21,831	20,306	183,877	161,994
Provision for contingencies loans	(274)	(218)	(52)	(55)	(22)	(51)	(348)	(324)
Contingent loans, net	113,269	81,960	48,451	59,455	21,809	20,255	183,529	161,670

Amount covered by guarantee:
Mortgage	14,093	15,575	50,650	54,891	139,378	82,777	204,121	153,243
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Others (****)	27,785	33,474	17,366	12,117	6,306	6,582	51,457	52,173
Total collateral	41,878	49,049	68,016	67,008	145,684	89,359	255,578	205,416

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(a)	Loans with related parties, continued:

(*)	For these effects are considered productive companies, those that meet the following conditions:

i)	They engage in production activities and generate a separate flow of income.

ii)	Less than 50% of their assets are financial assets held-for-trading or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)	Investment companies and commercial include those legal entities that do not meet the conditions for productive companies or services providers and are profit-oriented.

(***)	Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)	These guarantees mainly correspond to warranty by endorsement and sureties, state guarantees and other financial guarantees.

(b)	Other assets and liabilities with related parties:

	2021	2020
	MCh$	MCh$
Assets
Cash and due from banks	288,798	261,386
Transactions in the course of collection	76,772	35,833
Financial assets held-for-trading	16	96
Derivative instruments	319,120	252,748
Investment instruments	15,045	31,548
Other assets	29,248	96,362
Total	728,999	677,973

Liabilities
Demand deposits	224,675	239,139
Transactions in the course of payment	75,142	37,799
Obligations under repurchase agreements	531	24,500
Savings accounts and time deposits	238,407	338,732
Derivative instruments	313,354	355,099
Borrowings with banks	122,883	114,758
Lease liabilities	10,256	10,354
Other liabilities	56,196	14,699
Total	1,041,444	1,135,080

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(c)	Income and expenses from related party transactions (*):

	2021		2020
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Interest and revenue expenses	19,421	492	15,790	258
Fees and commissions income	98,915	29,280	93,994	39,988
Net Financial Operating Income
Derivative instruments (**)	105,964	56,189	12,219	46,593
Other financial operations	48	23	40	—
Released or established of provision for credit risk	—	1,733	—	1,226
Operating expenses	—	117,912	—	119,259
Other income and expenses	466	37	469	4

(*)	This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)	The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net gain of Ch$29,956 million as of December 31, 2021 (net gain of Ch$4,997 million as of December 31, 2020).

(d)	Contracts with related parties:

During the year ended December 31, 2021, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1,000:

Company name	Concept or service description

Depósito Central de Valores S.A.	Custodial services
Sistemas Oracle de Chile S.A.	Licensing services, support renewal and implementation of hardware and software.
Universidad del Desarrollo	Entrepreneurship programs
Artikos S.A.	Electronic billing services
Transbank S.A.	Services associated with credit card transactions
Servipag Ltda.	Collection services
Centro de Compensación Automatizado S.A.	Electronic transfer services
Ionix SpA.	Technical assistance service, licensing and platform support
Canal 13 S.A.	Advertising service
Nexus S.A.	Credit card operation services
Bolsa de Comercio de Santiago	Information services for custodians
Redbanc S.A.	Electronic Transfer Services (EFT)
Citigroup Inc.	Cooperation Agreement, Global Connectivity and Trademark License Agreement
Combanc S.A.	Operation of clearinghouse services
Fundación Libertad y Desarrollo	Subscription monthly reports

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(e)	Directors’ remunerations and payments to key management personnel:

	2021	2020
	MCh$	MCh$

Personnel remunerations	4,233	3,918
Short-term benefits	3,534	3,642
Severance pay	314	1,550
Directors’ remunerations and fees (*)	2,889	2,795
Total	10,970	11,905

(*)	It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$14 million (Ch$14 million in December 2020).

The travel and other related expenses amount to Ch$10 million (Ch$30 million in December 2020).

Composition of key personnel:

	No. of executives
	2021	2020
Position
CEO	1	1
CEOs of subsidiaries	5	6
Division Managers	14	14
Directors Bank and subsidiaries	18	18
Total	38	39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. This function befall to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold).To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and available for sale. Adjustments for CVA / DVA are carried out only for derivatives.

(v)	Fair value control.

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued by the Treasury and the Central Bank of Chile, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.
b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.
c)	Inputs data other than quoted prices that are observable for the asset or liability.
d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices.

Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes
Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(b) Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	December	December	December	December	December	December	December	December
	2021	2020	2021	2020	2021	2020	2021	2020
Financial Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
From the Chilean Government and Central Bank	169,067	75,701	3,303,055	4,083,591	—	—	3,472,122	4,159,292
Other instruments issued in Chile	3,061	1,002	214,337	99,302	51,484	5,494	268,882	105,798
Instruments issued abroad	—	164	—	—	—	—	—	164
Mutual fund investments	135,691	400,902	—	—	—	—	135,691	400,902
Subtotal	307,819	477,769	3,517,392	4,182,893	51,484	5,494	3,876,695	4,666,156
Derivative contracts for trading purposes
Forwards	—	—	742,545	551,964	—	—	742,545	551,964
Swaps	—	—	1,958,242	2,013,247	—	—	1,958,242	2,013,247
Call Options	—	—	4,509	269	—	—	4,509	269
Put Options	—	—	199	1,462	—	—	199	1,462
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,705,495	2,566,942	—	—	2,705,495	2,566,942
Hedge derivative contracts
Fair value hedge (Swap)	—	—	—	—	—	—	—	—
Cash flow hedge (Swap)	—	—	277,803	51,062	—	—	277,803	51,062
Subtotal	—	—	277,803	51,062	—	—	277,803	51,062
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	507,368	—	1,981,482	163,600	—	—	2,488,850	163,600
Other instruments issued in Chile	—	—	540,756	860,327	25,203	36,596	565,959	896,923
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	507,368	—	2,522,238	1,023,927	25,203	36,596	3,054,809	1,060,523
Total	815,187	477,769	9,022,928	7,824,824	76,687	42,090	9,914,802	8,344,683

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	505,179	637,186	—	—	505,179	637,186
Swaps	—	—	2,264,139	2,130,474	—	—	2,264,139	2,130,474
Call Options	—	—	2,726	306	—	—	2,726	306
Put Options	—	—	459	2,099	—	—	459	2,099
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,772,503	2,770,065	—	—	2,772,503	2,770,065
Hedge derivative contracts
Cash flow hedge (Forwards)	—	—	88	—	—	—	88	—
Fair value hedge (Swap)	—	—	608	6,519	—	—	608	6,519
Cash flow hedge (Swap)	—	—	—	65,172	—	—	—	65,172
Subtotal	—	—	696	71,691	—	—	696	71,691
Total	—	—	2,773,199	2,841,756	—	—	2,773,199	2,841,756

(1)	As of December 31, 2021, 100% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of year for those instruments classified in Level 3, whose fair value is reflected in the Consolidated Financial Statements:

	2021
	Balance as of January 1, 2021	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	5,494	(503)	—	42,484	(3,160)	7,169	—	51,484
Subtotal	5,494	(503)	—	42,484	(3,160)	7,169	—	51,484

Available-for-Sale Instruments:
Other instruments issued in Chile	36,596	1,084	(3,168)	10,212	(20,453)	6,399	(5,467)	25,203
Subtotal	36,596	1,084	(3,168)	10,212	(20,453)	6,399	(5,467)	25,203

Total	42,090	581	(3,168)	52,696	(23,613)	13,568	(5,467)	76,687

	2020
	Balance as of January 1, 2020	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	55,094	(708)	—	49,424	(98,316)	—	—	5,494
Subtotal	55,094	(708)	—	49,424	(98,316)	—	—	5,494

Available-for-Sale Instruments:
Other instruments issued in Chile	7,069	323	(647)	71,539	(70,897)	29,209	—	36,596
Subtotal	7,069	323	(647)	71,539	(70,897)	29,209	—	36,596

Total	62,163	(385)	(647)	120,963	(169,213)	29,209	—	42,090

(1)	Recorded in income under item “Net financial operating income”.
(2)	Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	2021		2020
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
Financial Assets	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	51,484	(506)	5,494	(8)
Subtotal	51,484	(506)	5,494	(8)
Available-for- Sale Instruments
Other instruments issued in Chile	25,203	(782)	36,596	(525)
Subtotal	25,203	(782)	36,596	(525)

Total	76,687	(1,288)	42,090	(533)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds (associated with national issuers as of December 31, 2021 and 2020) it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	3,713,734	2,560,216	3,713,734	2,560,216
Transactions in the course of collection	576,457	582,308	576,457	582,308
Investments under resale agreements	64,365	76,407	64,365	76,407
Subtotal	4,354,556	3,218,931	4,354,556	3,218,931
Loans and advances to banks
Domestic banks	159,960	259,862	159,960	259,862
Central Bank of Chile	1,090,000	2,380,033	1,090,000	2,380,033
Foreign banks	279,353	299,096	278,813	297,778
Subtotal	1,529,313	2,938,991	1,528,773	2,937,673
Loans to customers, net
Commercial loans	19,243,758	17,169,744	18,449,013	16,968,143
Residential mortgage loans	10,315,921	9,354,890	9,753,455	10,075,011
Consumer loans	3,978,079	3,665,424	3,899,940	3,711,582
Subtotal	33,537,758	30,190,058	32,102,408	30,754,736
Financial assets held-to-maturity	782,529	—	764,528	—
Total	40,204,156	36,347,980	38,750,265	36,911,340

Liabilities
Current accounts and other demand deposits	18,542,791	15,167,229	18,542,791	15,167,229
Transactions in the course of payment	460,490	1,302,000	460,490	1,302,000
Obligations under repurchase agreements	95,009	288,917	95,009	288,917
Savings accounts and time deposits	9,140,006	8,899,541	9,145,192	8,885,015
Borrowings from banks	4,861,865	3,669,753	4,325,869	3,415,959
Other financial obligations	274,618	191,713	299,452	217,311
Subtotal	33,374,779	29,519,153	32,868,803	29,276,431
Debt Issued
Letters of credit for residential purposes	4,011	6,532	4,214	7,201
Letters of credit for general purposes	105	254	110	280
Bonds	8,557,279	7,700,402	8,397,835	8,390,594
Subordinate bonds	917,510	886,407	869,364	1,004,196
Subtotal	9,478,905	8,593,595	9,271,523	9,402,271
Total	42,853,684	38,112,748	42,140,326	38,678,702

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial assets and liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of December 31, 2021 and 2020:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	3,713,734	2,560,216	—	—	—	—	3,713,734	2,560,216
Transactions in the course of collection	576,457	582,308	—	—	—	—	576,457	582,308
Investments under resale agreements	64,365	76,407	—	—	—	—	64,365	76,407
Subtotal	4,354,556	3,218,931	—	—	—	—	4,354,556	3,218,931
Loans and advances to banks
Domestic banks	159,960	259,862	—	—	—	—	159,960	259,862
Central Bank	1,090,000	2,380,033	—	—	—	—	1,090,000	2,380,033
Foreign banks	—	—	—	—	278,813	297,778	278,813	297,778
Subtotal	1,249,960	2,639,895	—	—	278,813	297,778	1,528,773	2,937,673
Loans to customers, net
Commercial loans	—	—	—	—	18,449,013	16,968,143	18,449,013	16,968,143
Residential mortgage loans	—	—	—	—	9,753,455	10,075,011	9,753,455	10,075,011
Consumer loans	—	—	—	—	3,899,940	3,711,582	3,899,940	3,711,582
Subtotal	—	—	—	—	32,102,408	30,754,736	32,102,408	30,754,736
Financial assets held-to-maturity	764,528	—	—	—	—	—	764,528	—
Total	6,369,044	5,858,826	—	—	32,381,221	31,052,514	38,750,265	36,911,340

Liabilities
Current accounts and other demand deposits	18,542,791	15,167,229	—	—	—	—	18,542,791	15,167,229
Transactions in the course of payment	460,490	1,302,000	—	—	—	—	460,490	1,302,000
Obligations under repurchase agreements	95,009	288,917	—	—	—	—	95,009	288,917
Savings accounts and time deposits	—	—	—	—	9,145,192	8,885,015	9,145,192	8,885,015
Borrowings from banks	—	—	—	—	4,325,869	3,415,959	4,325,869	3,415,959
Other financial obligations	—	—	—	—	299,452	217,311	299,452	217,311
Subtotal	19,098,290	16,758,146	—	—	13,770,513	12,518,285	32,868,803	29,276,431
Debt Issued
Letters of credit for residential purposes	—	—	4,214	7,201	—	—	4,214	7,201
Letters of credit for general purposes	—	—	110	280	—	—	110	280
Bonds	—	—	8,397,835	8,390,594	—	—	8,397,835	8,390,594
Subordinated bonds	—	—	—	—	869,364	1,004,196	869,364	1,004,196
Subtotal	—	—	8,402,159	8,398,075	869,364	1,004,196	9,271,523	9,402,271
Total	19,098,290	16,758,146	8,402,159	8,398,075	14,639,877	13,522,481	42,140,326	38,678,702

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:		Liabilities:

-	Cash and deposits in banks	-	Current accounts and other demand deposits
-	Transactions in the course of collection	-	Transactions in the course of payments
-	Investments under resale agreements	-	Obligations under repurchase agreements
-	Loans and advance to domestic banks

●	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Investment Instruments Until Maturity: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(g)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	2,983,298	2,618,004	(1,259,233)	(653,145)	(782,776)	(1,605,409)	(327,840)	(85,614)	613,449	273,836

Derivative financial liabilities	2,773,199	2,841,756	(1,259,233)	(653,145)	(782,776)	(1,605,409)	(275,191)	(218,329)	455,999	364,873

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of December 31, 2021 and 2020, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cash and due from banks	3,713,734	—	—	—	3,713,734	—	—	—	—	3,713,734
Transactions in the course of collection	—	576,457	—	—	576,457	—	—	—	—	576,457
Financial Assets held-for-trading	—	3,876,695	—	—	3,876,695	—	—	—	—	3,876,695
Investments under resale agreements	—	37,763	14,013	12,589	64,365	—	—	—	—	64,365
Derivative instruments	—	81,336	235,071	703,543	1,019,950	651,610	400,466	911,272	1,963,348	2,983,298
Loans and advances to banks (*)	—	1,366,332	81,053	81,457	1,528,842	990	—	—	990	1,529,832
Loans to customers (*)	—	3,593,033	2,492,113	6,415,681	12,500,827	7,627,207	4,002,539	10,125,611	21,755,357	34,256,184
Financial assets available-for-sale	—	92,654	475,406	1,008,858	1,576,918	836,880	124,380	516,631	1,477,891	3,054,809
Financial assets held-to-maturity	—	—	—	—	—	—	385,419	397,110	782,529	782,529
Total financial assets	3,713,734	9,624,270	3,297,656	8,222,128	24,857,788	9,116,687	4,912,804	11,950,624	25,980,115	50,837,903

	2020
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cash and due from banks	2,560,216	—	—	—	2,560,216	—	—	—	—	2,560,216
Transactions in the course of collection	—	582,308	—	—	582,308	—	—	—	—	582,308
Financial Assets held-for-trading	—	4,666,156	—	—	4,666,156	—	—	—	—	4,666,156
Investments under resale agreements	—	39,095	20,591	16,721	76,407	—	—	—	—	76,407
Derivative instruments	—	131,978	211,871	423,431	767,280	593,691	405,153	851,880	1,850,724	2,618,004
Loans and advances to banks (*)	—	2,743,134	71,401	125,121	2,939,656	—	—	—	—	2,939,656
Loans to customers (*)	—	3,135,152	2,173,685	5,791,178	11,100,015	6,876,058	3,711,756	9,249,139	19,836,953	30,936,968
Financial assets available-for-sale	—	78,180	140,367	487,075	705,622	162,683	16,856	175,362	354,901	1,060,523
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—
Total financial assets	2,560,216	11,376,003	2,617,915	6,843,526	23,397,660	7,632,432	4,133,765	10,276,381	22,042,578	45,440,238

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$718,426 million (Ch$746,910 million in December 2020) for loans to customers and Ch$519 million (Ch$665 million in December 2020) for borrowings from financial institutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities, continued:

	2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Current accounts and other demand deposits	18,542,791	—	—	—	18,542,791	—	—	—	—	18,542,791
Transactions in the course of payment	—	460,490	—	—	460,490	—	—	—	—	460,490
Obligations under repurchase agreements	—	87,667	4	7,338	95,009	—	—	—	—	95,009
Savings accounts and time deposits (**)	—	6,640,986	1,748,178	234,675	8,623,839	65,552	1,906	452	67,910	8,691,749
Derivative instruments	—	34,654	226,057	713,279	973,990	644,452	399,499	755,258	1,799,209	2,773,199
Borrowings from financial institutions	—	196,093	1,259,282	18,344	1,473,719	3,388,146	—	—	3,388,146	4,861,865
Debt issued:
Mortgage bonds	528	544	1,066	—	2,138	1,425	185	368	1,978	4,116
Bonds	139,874	374,532	848,924	—	1,363,330	1,933,284	1,784,606	3,476,059	7,193,949	8,557,279
Subordinate bonds	4,227	1,390	112,859	—	118,476	19,979	15,854	763,201	799,034	917,510
Lease liabilities	—	274,413	25	90	274,528	90	—	—	90	274,618
Other financial obligations	2,312	6,586	17,502	—	26,400	29,056	16,449	23,765	69,270	95,670
Total financial liabilities	18,689,732	8,077,355	4,213,897	973,726	31,954,710	6,081,984	2,218,499	5,019,103	13,319,586	45,274,296

		2020
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Pasivos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Current accounts and other demand deposits	15,167,229	—	—	—	15,167,229	—	—	—	—	15,167,229
Transactions in the course of payment	—	1,302,000	—	—	1,302,000	—	—	—	—	1,302,000
Obligations under repurchase agreements	—	288,874	43	—	288,917	—	—	—	—	288,917
Savings accounts and time deposits (**)	—	5,909,865	1,945,177	642,125	8,497,167	58,441	1,232	151	59,824	8,556,991
Derivative instruments	—	185,196	243,096	442,551	870,843	666,493	427,190	877,230	1,970,913	2,841,756
Borrowings from financial institutions	—	76,018	141,809	341,188	559,015	1,020,138	2,090,600	—	3,110,738	3,669,753
Debt issued:
Mortgage bonds	—	806	793	1,714	3,313	2,321	838	314	3,473	6,786
Bonds	—	220,455	113,448	891,973	1,225,876	1,704,497	1,586,221	3,183,808	6,474,526	7,700,402
Subordinate bonds	—	3,547	1,221	113,397	118,165	29,354	16,688	722,200	768,242	886,407
Lease liabilities	—	191,303	40	163	191,506	189	18	—	207	191,713
Other financial obligations	—	2,271	4,621	20,025	26,917	39,697	19,424	28,979	88,100	115,017
Total financial liabilities	15,167,229	8,180,335	2,450,248	2,453,136	28,250,948	3,521,130	4,142,211	4,812,682	12,476,023	40,726,971

(**)	Excludes term saving accounts, which amount to Ch$448,257 million (Ch$342,550 million in December 2020).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management:

(1)	Introduction:

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth of its activity and that is aligned with its strategic objectives, in order to maximize value creation and guarantee its long-term solvency.

Our risk management policies are established in order to identify and analyze the risks faced by the Bank, set appropriate risk limits, alerts and controls, monitor risks and compliance with limits and alerts in order to carry out the necessary action plans. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed.

For this, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

(a)	Risk Management Structure

Credit, Market and Operational Risk Management are at the all levels of the Organization, with a Corporate Governance structure that recognizes the relevance of the different risk areas that exist.

The Board of Directors of Banco de Chile is responsible for establishing the policies, the risk appetite framework, the guidelines for the development, validation and monitoring of models. In like manner, it approves the provision models and pronounces annually on the sufficient provisions. For its part, the Administration is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with the disposed by the Board of Directors.

The Bank's Corporate Governance considers the active participation of the Board, either directly or through different committees made up of Directors and Senior Management. It is permanently informed of the evolution of the different risk areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee and Higher Operational Risk Committee, in which the status of credit, market and operational risks are reviewed. These committees are described in the next paragraphs.

Risk Management is developed jointly by the Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division, which constitute the corporate risk governance structure, who, by having highly experienced and specialized teams, together with a robust regulatory framework, allow optimal and effective management of the matters they address.

The Wholesale Credit Risk Division and the Retail Credit Risk and Global Risk Control Division are responsible for credit risk in the admission, monitoring and recovery phases for the different business segments. Additionally, the Wholesale Credit Risk Division has a Market Risk Area that performs the function of measuring, limiting, controlling and reporting said risk together with the definition of valuation and management standards for the Bank's assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

In turn, in the Retail Credit Risk and Global Risk Control Division, the Admissions Area, among its functions, develops the regulatory framework in matters of credit risk, and the Risk Models Area, which develops the different methodologies related to credit risk. Likewise, in this Division, the monitoring and validation of models are carried out by the respective Areas that deal with these matters, ensuring the independence of the function and across the organization.

This Division also has the Operational Risk and Business Continuity Areas, in charge of managing and supervising the application of the policies, rules and procedures in each of these areas within the Bank and Subsidiaries. For purposes, the Operational Risk Area is in charge of guaranteeing the identification and efficient management of operational risks and promoting a culture in terms of risks to prevent financial losses and improve the quality of our processes, as well as proposing continuous improvements to risk management, aligned with business objectives. In addition to the above, the Business Continuity Area aims to manage the strategy and control of business continuity in the operational and technological field for the Bank, maintaining alternative operation plans and controlled tests to reduce the impact of disruptive events that may affect the organization. Both in Operational Risk and in Business Continuity, its methodologies, controls and scope are applied at the Banco de Chile level and are replicated in the subsidiaries, guaranteeing their homologation to the Bank's global management model.

For its part, the Cybersecurity Division is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank's business strategy, one of its main focuses being to protect internal information, that of its customers and collaborators.

This Division is made up of the Cybersecurity, Cyberdefense and Technological Risk Engineering Managements, as well as the Strategic Management and Assurance Deputy Manager.

The Cyber Defense Management is responsible for safeguarding information assets by detecting, responding to, and containing threats. The Engineering Management is in charge of defining, implementing and maximizing existing protection technologies against cyber threats, and defining and maintaining the security architecture. The Technological Risk Management is responsible for identifying, evaluating, treating and report information security risks, technological and cybersecurity, this includes the management of technological risks in the Bank's projects. The Strategic Management Deputy Manager is responsible for defining and managing the Cybersecurity Project Plan in line with the Bank's Strategic Plan, guaranteeing the effective and efficient use of resources, and imparting and controlling the Cybersecurity guidelines to suppliers. Finally, the Assurance Deputy Manager is responsible for reviewing compliance with the Strategic Plan, the policies, procedures and the regulatory framework regarding cybersecurity. Also to develop and implement the Cybersecurity Awareness Program.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(i) Finance, International and Financial Risk Committee

This committee functions are to design policies and procedures related to price and liquidity risk; design a structure of limits and alerts of financial exposures, review the proposal to the Board of Directors of the Risk Appetite Framework, and ensure a correct and timely measurement, control and reporting thereof; track exposures and financial risks; analyze impacts on the valuation of operations and / or results due to potential adverse movements in the values of market variables or liquidity narrowness; review the stress test assumptions and establish action plans where appropriate ; ensure the existence of independent units that value financial positions, and analyze the results of financial positions; review and approve the Comprehensive Risk Measurement in the area of market and liquidity risk; track the international financial exposure of liabilities; review the main credit exposures of Treasury products (derivatives, bonds); ensure that the management guidelines for price and liquidity risks in subsidiaries are consistent with those of the Bank, and be aware of the evolution of their main financial risks.

The Finance, International and Financial Risk Committee, session monthly and is comprises by the Chairman of the Board, four Directors or Advisors to the Board, General Manager, Financial Management and Control Division Manager, Wholesale Credit Risk Division Manager, Treasury Division Manager and Market Risk Area Manager. If deemed appropriate, the Committee may invite certain persons to participate, on a permanent or occasional basis, in one or more sessions.

(ii) Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the sufficient attributions to take decisions required.

Each committee is responsible for defining the terms and conditions under which the Bank accepts counterparty risks and the Wholesale Credit Risk and Retail Credit Risk Divisions and Global Risk Control participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Sessions weekly and is comprises by the Chairman of the Board, regular and alternate directors, General Manager and the Wholesale Credit Risk Division Manager. This Committee is responsible for knowing, analyzing and resolving all credit operations associated with clients and / or economic groups whose total amount subject for approval is equal to or greater than UF 750,000. It also has to know, analyze and resolve all those credit operations that, in accordance with the established in the Bank's internal rules, must be approved by this Committee, with the exception of the special powers delegated by the Board to the Administration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iii) Portfolio Risk Committee

The main function is to know the evolution of the composition, concentration and risk of the loan portfolio of the different banks and segments, covering the complete cycle of credit risk management with the processes of admission, monitoring and recovery of the credits granted. Review the main debtors and the different risk indicators of the portfolio, proposing differentiated management strategies. Approves and proposes to the Board the different credit risk policies. It is responsible for reviewing, approving and recommending to the Board of Directors, for its final approval, the different portfolio evaluation methodologies and provision models. It is also responsible for reviewing and analyzing the adequacy of provisions for the different banks and segments. Also to review the guidelines and methodological advances for the development of internal models of credit risk, together with monitoring the concentration by sectors and segments according to the sectoral limits policy. Reviews and approves both the Comprehensive Risk Measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk, ensuring their due approval by the Board of Directors. Defines the metrics that are part of the Risk Appetite Framework and their acceptable levels. Verifies the consistency of the credit risk policies of the subsidiaries in relation to those of the Bank, controls them globally and becomes aware of the credit risk management carried out by the subsidiaries. In general, know and analyze any relevant aspect in matters of Credit Risk in the portfolio of Banco de Chile.

The Portfolio Risk Committee meets monthly and is comprises by the Chairman of the Board, two regular and alternate Directors, General Manager, Wholesale Credit Risk Division Manager, Retail Credit Risk Division Manager and Global Risk Control, Commercial Division Manager, Risk Management and Information Control Manager.

(iv) Technical Committee for the Supervision of Internal Models

The main function of the Committee is to provide a framework of methodological guidelines for the Development, Follow-up and Documentation of the mathematical models that are used in the massive segments for credit risk management, such as Management Models (Admission, Follow-up, Collection and Rating, among others) and the regulatory models (Capital and Provisions, specific for credit risk or additional, under local or international regulations), among others. The Committee may exceptionally evaluate additional methodologies, other than those related to credit risk, at the request of its Chairman.

The Committee has the functions of defining the main criteria and guidelines to be used for the construction of new models; Review and approve methodologies associated with non-regulatory models (eg admission, collection), which must be submitted for the consideration of the Portfolio Risk Committee, so that it can rule on their ratification; In the case of regulatory models, the Technical Committee is limited to their review, leaving approval in the hands of the Portfolio Risk Committee and the Board of Directors. Establish minimum standards to monitor the quality of internal models. Establish the minimum standards to document the different areas related to the development, construction, monitoring, and operation of the models.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iv) Technical Committee for the Supervision of Internal Models, continued:

In terms of its composition, it is comprises by the manager of the Retail Credit Risk and Global Risk Control Division, the managers of the Risk Monitoring, Studies and Management, People Business Development, Risk Models Areas, by the Deputy Managers of Retail Monitoring and Models, of Big Data and Regulatory Systems, of Validation of Risk Models, of Pre-approved Admission, of Regulatory Models, of Management and Infrastructure Models and of the Head of the Personnel Risk Department. The Committee meets monthly.

(v) Operational Risk Higher Committee

It is enforceable and is empowered to sanction the necessary changes in the processes, procedures, controls and computer systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks.

Additionally, it must be aware of the operational risk management carried out by the subsidiary companies and reported in their respective Operational Risk Committee, including the issues of Information Security and Business Continuity. Likewise, know the corrective measures adopted in the event of deviations or contingency scenarios that could affect the subsidiaries and/or the Bank in this type of risk.

The Operational Risk Higher Committee is comprises by the Chairman of the Board, three Directors, regular or alternate, appointed by the Bank's Board of Directors, General Manager, Retail Credit Risk Divisions and Global Risk Control Manager, Operations and Technology Division Manager, Commercial Division Manager, Cybersecurity Division Manager, Marketing and Digital Banking Division Manager and Operational Risk Manager. The Committee meets monthly and can be summoned in an extraordinary manner.

(vi) Operational Risk Committee

It is empowered to trigger the necessary changes in the processes, procedures, controls and information systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks.

The Operational Risk Committee is comprises by the Retail Credit Risk Divisions and Global Risk Control Manager, Financial Management and Control Division Manager, Cybersecurity Division Manager, Operational Risk Manager, Technological Risk Manager, Business Continuity Manager, Operations Area Manager, Technology and Infrastructure Manager, Customer Area Manager, GG.EE.Group Manager, Customer Service Manager, Chief Attorney and Operational Risk Management Deputy Manager. The Committee meets monthly and can be summoned extraordinarily.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(vii)	Capital Management Committee

This committee meets quarterly and is comprised by two members of the Board of Directors; the General Manager; the Financial Management and Control Division Manager; the Wholesale Credit Risk Division Manager; the Retail Credit Risk and Global Risk Control Division Manager; and the Treasury and Capital Financial Control Area Manager. The Presidency of the Committee is in charge of a member of the board of directors. In case of absence of the Chairman, he is subrogated by the other member of the board of directors.

The Capital Management Committee's main function is to monitor and supervise the capital management of the Bank and its subsidiaries, and ensure its compliance in accordance with the Corporate Capital Management Policy and related regulations, being responsible for: (i) review and update the Corporate Capital Management Policy, at least annually, (ii) review and update the complementary documentation associated with capital management, at least annually, (iii) ensure that the Bank has sufficient capital to meet both its current needs and those arising from stress scenarios, over a three-year horizon, (iv) review and validate, on an annual basis, the Capital Plan and propose an Internal Effective Equity Objective for approval by the Board of Directors, (v) review the results of the Stress Tests, the Risk Appetite Framework (“MAR”) and the Self-Assessment Report of Capital Stock, (vi) periodically monitor the different metrics defined for the Bank's capital management, as well as the variables that affect those parameters, (vii) keep the Board of Directors informed of compliance with the capital plan, the Business and Capital MAR, as well as the evolution of the variables that affect capital management, (viii) propose the activation and supervise the execution of the Contingency Plans associated with possible breaches of the Business and Capital MAR, prior to its approval by the Board of Directors, as well as annually review updates to them, (ix) review the results of the validation of the models associated with capital management and quarterly monitor the status of the observations generated from the validations, (x) be aware of the results of the internal control evaluation of the Capital Self-Assessment Process, prior to the issuance of the Effective Equity Self-Assessment Report.

(b)	Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with the administration and reports its findings and recommendations to the Board of Directors through the Audit Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(c)	Measurement Methodology

Regarding to Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio. For this, there are specific guidelines for the development of provision models under local regulations in accordance with the instructions issued by the CMF, as well as under IFRS 9 and stress tests; these guidelines and the models developed are approved by the Board of Directors.

As a result of this evaluation, on both individual and group portfolios, the level of provisions that the bank should constitute is determined, in the event of customers payment default.

The individual evaluation mainly applies to the Bank's portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor is assigned one of the 16 risk categories defined by the CMF, in order to establish the provisions in a timely and appropriate manner. The review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

The group evaluation mainly applies to the portfolio of natural persons and smaller companies. These assessments are carried out monthly through statistical models that allow estimating the level of provisions necessary to cover the portfolio risk. The consistency analysis of the models is carried out through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow to compare the real losses with the expected ones.

During 2021, the Bank maintained prudential adjustments to the provisioning models made in 2020, in particular to its Probability of Default (PD) parameters, following a conservative and prospective approach in this regard. Also, in December a new update of the parameters of the internal models of provisions was carried out.

In order to validate the quality and robustness of the risk assessment processes, the Bank annually performs a test of the sufficiency of provisions for the total loan portfolio, thus verifying that the provisions established are sufficient to cover the losses that could derive from the credit operations granted. The result of this analysis is presented to the Board of Directors, who manifests itself on the sufficiency of the provisions in each fiscal year.

Banco de Chile has additional provisions with the objective of protecting itself from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. At least once a year, the amount of additional provisions to be constituted or released is annually proposed to the Portfolio Risk Committee and subsequently to the Board of Directors for approval.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(c)	Measurement Methodology, continued:

In this context, during 2021 the Bank constituted additional provisions taking into account various prospective analyzes regarding the impacts derived from the pandemic, among them: effects of the measures adopted by local and global health authorities for its mitigation, expectations of deterioration of the cycle and local macroeconomic projections of variables such as unemployment and economic growth.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank's business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

The Bank develops its capital planning process in an integrated manner with its strategic planning, in line with the risks inherent to its activity, the economic and competitive environment, its business strategy, corporate values, as well as its governance, management and risk control. As part of the capital planning process and, in line with what is required by the regulator, it has incorporated the new calculations of Risk-Weighted Assets and stress tests in the dimensions of credit, market and operational risk, as well as the Comprehensive Measurement of financial and non-financial risks.

Along with the above, during 2021, the Bank updated its Risk Appetite Framework, through which it is possible to identify, evaluate, measure, mitigate and control proactively and in advance all relevant risks that could materialize in the normal course of their business. To this end, the Bank uses different management tools and defines an adequate structure of alerts and limits, which are part of said Framework, which allow it to constantly monitor the performance of different indicators and implement timely corrective actions, in the event that are required. The result of these activities is part of the annual self-assessment report of effective equity that is reported to the CMF.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to incapacity or financial insolvency, and this leads to a potential credit loss.

The Bank seeks an adequate risk-return relation and an appropriate balance of the risks assumed, through a permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. Likewise, it continuously manages risk knowledge, from a comprehensive approach, in order to contribute to the business and anticipate threats that could damage the solvency, quality of the portfolio, permeating a unique risk culture towards the Corporation.

The foregoing has the permanent challenge of establishing a risk management framework for the different business segments served by the Bank, responding to regulatory requirements and commercial dynamism, being part of the digital transformation, and contributing from the perspective of risks to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval process efficiently and proactively.

In the business segments, the application of additional management processes is taken into consideration, to the extent required, for those financing requests that that will have a greater exposure to environmental and/or social risks.

In this respect, the Bank integrates the socio-environmental criteria in its evaluations for the granting of financing destined to the development of projects, whether national or regional and that can generate an impact of this type, where they are executed. For the financing of projects, they must have the corresponding permits, authorizations, patents and studies, according to the impact they generate. In addition, the Bank has specialized units for serving large clients, through which the financing of project development is concentrated, including those of Public Works concessions that contemplate the construction of infrastructure, mining, electrical, real estate developments that can generate an environmental impact.

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments served, recognizing the singularities of each one of them:

1.	Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Thus, it corresponds to analyze the generation of flows and solvency of the client to meet their payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

2.	Have permanent and robust portfolio tracking processes, through systems that alert both the potential signs of impairment of clients, with respect to the conditions of origin. That they also alert possible business opportunities with those that present a better payments quality and behavior.

3.	To develop credit risk modeling guidelines, both in regulatory aspects (provisions, capital, stress tests) and management (admission, management, collection), for efficient decision-making at different stages of the credit process.

4.	Have a collection structure with timely, agile and effective processes that allow management to be carried out in accordance with the different types of clients and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank's reputational definitions.

5.	Maintain an efficient administration in work teams organization, tools and availability of information that allow an optimal credit risk management.

Based on these management principles, the credit risk divisions contribute to the business and anticipate threats that may affect the solvency and quality of the portfolio. In particular, during the years 2020 and 2021 the solidity of these principles and the role of credit risk have made it possible to respond adequately to the challenges derived from the pandemic, providing timely responses to clients while maintaining the solid fundamentals that characterize the Bank's portfolio in its different segments and products.

In continuity with the previous year, various measures to support clients have been implemented, such as participation in the loan program associated with the Fogape Fund - Reactivation, Law No. 21,299 on the postponement of mortgage loan installments and relaxation of collection, among others, with the aim of temporarily making payment conditions more flexible and supporting clients with new facilities to cover their needs arising from the existing health contingency.

Within the framework of risk management, during this year, a permanent and focused monitoring of the portfolios and the results of the temporary measures implemented has continued.

For the development and strengthening of a risk culture in the Bank, during 2021 the training and education of executives has been promoted, diffusing risk knowledge from a comprehensive perspective. It is with this in matters of environmental and social risks, training has been carried out for commercial and risk company executives to further ensure that these factors and their impacts are taken into account in the credit analysis and evaluation processes. Specifically, employees from various areas were trained in the Socio-environmental Risk Analysis course taught by the United Nations Environment Programme Finance Initiative (UNEP FI).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

a)	Retail Segments:

In these segments, admission management is carried out mainly through a risk evaluation that uses scoring tools and an adequate credit attribution model to approve each operation. These evaluations take into consideration the level of indebtedness, payment capacity and the maximum acceptable exposure for the client.

For these segments, the Bank’s risk functions are segregated and distributed in the following areas:

−	Retail Admission and Regulatory Area, performs the evaluation of operations and clients, with specialization by products and segments. Maintains a framework of policies and standards that ensure the quality of the portfolio according to the desired risk, defining guidelines for the admission of clients and their respective parameterization in the evaluation systems. These definitions are released to commercial and risk areas through programs and continuous training, and their application is monitored through credit review processes.

−	Model Area, is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the most appropriate functional specifications and statistical techniques for the development of the required models. These models are validated by the Model Validation Area and presented to the corresponding government bodies, such as the “Technical Committee for the Supervision and Development of Internal Models”, the Portfolio Risk Committee or the Board of Directors, as appropriate.

−	Retail Tracking and Models Area, is in charge of measuring the behavior of portfolios especially through the monitoring of the main indicators of the aggregate portfolio and the analysis of layers, reported in management reports, generating relevant information for decision-making in different instances defined. Also, special follow-ups are generated according to relevant events in the environment.

This Area also ensures that the different strategies executed meet the risk quality objectives that determined their implementation. Additionally, through the model monitoring function, they monitor the risk models, ensuring compliance with the defined standards to ensure their predictive and discriminating power, identifying the possible associated risks.

−	Models Validation Area, is responsible for performs an independent review of the credit and treasury risk models, both in the construction and implementation stages. It considers the validation of compliance with the guidelines established by the Board of Directors, addressing aspects such as governance, data quality, modeling and implementation techniques, and documentation. The results of the review are presented and placed in consideration of the respective Committees, as appropriate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

a)	Retail Segments, continued:

−	Collection Area performs a cross-collection management in the Bank and centralizes recovery management in retail segments through Socofin, Bank’s subsidiary. Define refinancing criteria and payment agreements with customers, maintaining an adequate risk-return ratio, together with the incorporation of robust tools for a differentiated collection management according to the institutional policies.

b)	Wholesale Segments:

In these segments, admission management is carried out through an individual evaluation of the client and the relationship of the rest of the group with the Bank is also considered if it belongs to a group of companies. This individual evaluation - and group if applicable - considers, among others, generation capacity, financial capacity with emphasis on equity solvency, exposure levels, industry variables, evaluation of partners and management, and aspects of the operation such as financing structure, term, products and possible collaterals.

The indicated evaluation is supported by a rating model that allows greater homogeneity in the evaluation of the client and his group. This evaluation also includes specialized areas in some segments that by their nature require expert knowledge, such as real estate, construction, agriculture, financial, international, among others.

In a centralized manner, a permanent monitoring of the portfolio is carried at the individual level off business segments and economic sectors, based on periodically updated information from both the client and the industry. Through this process, alerts are generated that ensure the correct and timely recognition of the risk of the individual portfolio and the special conditions established in the admission stage are monitored, such as controls of financial covenants, coverage of certain collaterals and conditions imposed at the time of approval.

Additionally, within the Admission areas, joint monitoring tasks are carried out that allow monitoring the development of operations from their gestation to their recovery, with the aim of ensuring the correct and timely identification of portfolio risks, and to manage in advance those cases with higher risk levels.

Upon detection of clients that show signs of impairment or default with any condition, the commercial area to which the client belongs, together with the Wholesale Credit Risk Division, establish action plans for their regularization. In those more complex cases where specialized management is required, the Special Assets Management area, belonging to the Wholesale Credit Risk Division, is directly in charge of collection management, establishing action plans and negotiations based on the particular characteristics of each client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

c)	Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2021 and 2020, does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2021:

	Chile	United States	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	2.748.930	897.881	8	66.915	3.713.734

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	3,472,122	—	—	—	3,472,122
Other instruments issued in Chile	268,882	—	—	—	268,882
Instruments issued abroad	—	—	—	—	—
Mutual fund investments	135,691	—	—	—	135,691
Subtotal	3,876,695	—	—	—	3,876,695

Investments under resale agreements	64,365	—	—	—	64,365

Derivative Contracts for Trading Purposes
Forwards	585,463	90,461	—	66,621	742,545
Swaps	1,113,135	256,829	—	588,278	1,958,242
Call Options	4,509	—	—	—	4,509
Put Options	199	—	—	—	199
Futures	—	—	—	—	—
Subtotal	1,703,306	347,290	—	654,899	2,705,495

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	16,375	79,904	—	181,524	277,803
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	16,375	79,904	—	181,524	277,803

Loans and advances to Banks
Central Bank of Chile	1,090,000	—	—	—	1,090,000
Domestic banks	160,018	—	—	—	160,018
Foreign banks	—	—	141,249	138,565	279,814
Subtotal	1,250,018	—	141,249	138,565	1,529,832

Loans to Customers, Net
Commercial loans	19,647,105	—	—	13,718	19,660,823
Residential mortgage loans	10,346,652	—	—	—	10,346,652
Consumer loans	4,248,709	—	—	—	4,248,709
Subtotal	34,242,466	—	—	13,718	34,256,184

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	2,488,850	—	—	—	2,488,850
Other instruments issued in Chile	565,959	—	—	—	565,959
Instruments issued abroad	—	—	—	—	—
Subtotal	3,054,809	—	—	—	3,054,809

Financial assets held-to-Maturity	782,529	—	—	—	782,529

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,545,472	—	—	2,168,262	—	—	—	—	—	—	—	—	—	—	3,713,734

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	3,287,111	162,433	—	22,578	—	—	—	—	—	—	—	—	—	—	3,472,122
Other instruments issued in Chile	—	—	—	268,882	—	—	—	—	—	—	—	—	—	—	268,882
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments	—	—	—	135,691	—	—	—	—	—	—	—	—	—	—	135,691
Subtotal	3,287,111	162,433	—	427,151	—	—	—	—	—	—	—	—	—	—	3,876,695

Investments under resale agreements	—	—	232	62,030	1,327	—	—	—	—	—	—	13	—	763	64,365

Derivative Contracts for Trading Purposes
Forwards	—	—	—	521,735	3,685	18,806	1,343	12,623	4,873	—	—	247	—	179,233	742,545
Swaps	—	—	—	1,870,974	342	3,444	2	8,129	17,815	5,409	11,516	3,098	—	37,513	1,958,242
Call Options	—	—	—	251	3,595	474	—	—	80	109	—	—	—	—	4,509
Put Options	—	—	—	21	178	—	—	—	—	—	—	—	—	—	199
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,392,981	7,800	22,724	1,345	20,752	22,768	5,518	11,516	3,345	—	216,746	2,705,495

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	277,803	—	—	—	—	—	—	—	—	—	—	277,803
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	277,803	—	—	—	—	—	—	—	—	—	—	277,803

Loans and advances to Banks
Central Bank of Chile	1,090,000	—	—	—	—	—	—	—	—	—	—	—	—	—	1,090,000
Domestic banks	—	—	—	160,018	—	—	—	—	—	—	—	—	—	—	160,018
Foreign banks	—	—	—	279,814	—	—	—	—	—	—	—	—	—	—	279,814
Subtotal	1,090,000	—	—	439,832	—	—	—	—	—	—	—	—	—	—	1,529,832

Loans to Customers, Net
Commercial loans	—	—	—	3,052,620	2,616,625	1,750,228	400,134	340,378	1,769,839	144,711	1,833,467	2,492,061	3,182,285	2,078,475	19,660,823
Residential mortgage loans	—	—	10,346,652	—	—	—	—	—	—	—	—	—	—	—	10,346,652
Consumer loans	—	—	4,248,709	—	—	—	—	—	—	—	—	—	—	—	4,248,709
Subtotal	—	—	14,595,361	3,052,620	2,616,625	1,750,228	400,134	340,378	1,769,839	144,711	1,833,467	2,492,061	3,182,285	2,078,475	34,256,184

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	102	2,488,748	—	—	—	—	—	—	—	—	—	—	—	—	2,488,850
Other instruments issued in Chile	—	—	—	537,036	—	—	—	5,254	—	—	5,321	4,609	—	13,739	565,959
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	102	2,488,748	—	537,036	—	—	—	5,254	—	—	5,321	4,609	—	13,739	3,054,809

Financial assets held-to-Maturity	—	782,529	—	—	—	—	—	—	—	—	—	—	—	—	782,529

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2020:

	Chile	United States	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,272,238	1,158,637	—	129,341	2,560,216

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	4,159,292	—	—	—	4,159,292
Other instruments issued in Chile	105,798	—	—	—	105,798
Instruments issued abroad	—	164	—	—	164
Mutual fund investments	400,902	—	—	—	400,902
Subtotal	4,665,992	164	—	—	4,666,156

Investments under resale agreements	76,407	—	—	—	76,407

Derivative Contracts for Trading Purposes
Forwards	415,349	73,805	—	62,810	551,964
Swaps	1,184,563	83,776	—	744,908	2,013,247
Call Options	269	—	—	—	269
Put Options	1,462	—	—	—	1,462
Futures	—	—	—	—	—
Subtotal	1,601,643	157,581	—	807,718	2,566,942

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	1,511	18,964	—	30,587	51,062
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	1,511	18,964	—	30,587	51,062

Loans and advances to Banks
Central Bank of Chile	2,380,033	—	—	—	2,380,033
Domestic banks	260,002	—	—	—	260,002
Foreign banks	—	—	150,230	149,391	299,621
Subtotal	2,640,035	—	150,230	149,391	2,939,656

Loans to Customers, Net
Commercial loans	17,582,569	—	—	10,470	17,593,039
Residential mortgage loans	9,388,654	—	—	—	9,388,654
Consumer loans	3,955,275	—	—	—	3,955,275
Subtotal	30,926,498	—	—	10,470	30,936,968

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	163,600	—	—	—	163,600
Other instruments issued in Chile	896,923	—	—	—	896,923
Instruments issued abroad	—	—	—	—	—
Subtotal	1,060,523	—	—	—	1,060,523

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	641,890	—	—	1,918,326	—	—	—	—	—	—	—	—	—	—	2,560,216

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	4,009,676	149,616	—	—	—	—	—	—	—	—	—	—	—	—	4,159,292
Other instruments issued in Chile	—	—	—	105,798	—	—	—	—	—	—	—	—	—	—	105,798
Instruments issued abroad	—	—	—	164	—	—	—	—	—	—	—	—	—	—	164
Mutual fund investments	—	—	—	400,902	—	—	—	—	—	—	—	—	—	—	400,902
Subtotal	4,009,676	149,616	—	506,864	—	—	—	—	—	—	—	—	—	—	4,666,156

Investments under resale agreements	—	10,006	950	64,554	130	—	—	—	—	—	—	146	—	621	76,407

Derivative Contracts for Trading Purposes
Forwards	—	—	—	351,833	17,280	16,078	4,456	6,253	1,071	30	2,269	265	—	152,429	551,964
Swaps	—	—	—	1,943,033	4,579	4,031	18	17,637	10,237	913	21,163	662	—	10,974	2,013,247
Call Options	—	—	—	13	205	—	—	—	40	—	—	11	—	—	269
Put Options	—	—	—	148	1,314	—	—	—	—	—	—	—	—	—	1,462
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,295,027	23,378	20,109	4,474	23,890	11,348	943	23,432	938	—	163,403	2,566,942

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	51,062	—	—	—	—	—	—	—	—	—	—	51,062
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	51,062	—	—	—	—	—	—	—	—	—	—	51,062

Loans and advances to Banks
Central Bank of Chile	2,380,033	—	—	—	—	—	—	—	—	—	—	—	—	—	2,380,033
Domestic banks	—	—	—	260,002	—	—	—	—	—	—	—	—	—	—	260,002
Foreign banks	—	—	—	299,621	—	—	—	—	—	—	—	—	—	—	299,621
Subtotal	2,380,033	—	—	559,623	—	—	—	—	—	—	—	—	—	—	2,939,656

Loans to Customers, Net
Commercial loans	—	—	—	2,350,808	2,543,786	1,346,601	470,293	395,593	1,646,103	135,401	1,453,727	2,452,388	3,051,026	1,747,313	17,593,039
Residential mortgage loans	—	—	9,388,654	—	—	—	—	—	—	—	—	—	—	—	9,388,654
Consumer loans	—	—	3,955,275	—	—	—	—	—	—	—	—	—	—	—	3,955,275
Subtotal	—	—	13,343,929	2,350,808	2,543,786	1,346,601	470,293	395,593	1,646,103	135,401	1,453,727	2,452,388	3,051,026	1,747,313	30,936,968

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	109	163,491	—	—	—	—	—	—	—	—	—	—	—	—	163,600
Other instruments issued in Chile	—	—	—	851,468	—	4,465	—	8,089	—	—	5,334	—	—	27,567	896,923
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	109	163,491	—	851,468	—	4,465	—	8,089	—	—	5,334	—	—	27,567	1,060,523

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Collaterals and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

●	For commercial loans: Residential and non-residential real estate, liens and inventory.
●	For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 242,870 collateral assets (240,087 in December 2020), the majority of which consist of real estate. The following table contains guarantees value as of December 31:

		Guarantee
	Loans	Mortgages	Pledges	Securities	Warrants	Total
2021	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	4,625,494	3,392,760	149,892	508,711	4,451	4,055,814
Small Business Lending	5,035,329	3,124,172	26,310	12,898	—	3,163,380
Consumer Lending	4,248,709	317,215	622	2,498	—	320,335
Mortgage Lending	10,346,652	8,730,747	96	196	—	8,731,039
Total	34,256,184	15,564,894	176,920	524,303	4,451	16,270,568

		Guarantee
	Loans	Mortgages	Pledges	Securities	Warrants	Total
2020	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	12,811,749	3,091,284	128,366	565,761	2,842	3,788,253
Small Business Lending	4,781,290	3,178,176	28,832	14,242	—	3,221,250
Consumer Lending	3,955,275	333,191	795	2,518	—	336,504
Mortgage Lending	9,388,654	8,499,584	113	87	—	8,499,784
Total	30,936,968	15,102,235	158,106	582,608	2,842	15,845,791

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Collaterals and Other Credit Enhancements, continued:

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.
●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.
●	Margins established with time deposits by customers who have FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of December 31, 2021 and 2020 amounted Ch$28,189 million and Ch$98,653 million, respectively.

The value guarantees related to past due loans but no impaired as of December 31, 2021 and 2020 amounted Ch$177,169 million and Ch$133,949 million respectively.

(e)	Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also conducts reviews of companies in certain industry sectors that are affected by macroeconomic or sector-specific variables. Such reviews allow the Bank to timely establish any necessary allowance loan losses that are sufficient to cover losses for potentially uncollectable loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Credit Quality by Asset Class, continued:

The following tables shows credit quality by asset class for Consolidated Statements of Financial Position sheet items, based on the Bank’s credit rating system.

As of December 31, 2021:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	1,090,000	—	—	—	—	1,090,000
Domestic banks	160,018	—	—	—	—	160,018
Foreign banks	279,814	—	—	—	—	279,814
Subtotal	1,529,832	—	—	—	—	1,529,832

Loans to customers (before allowances for loan losses)
Commercial loans	14,264,866	197,666	162,962	4,764,059	271,270	19,660,823
Residential mortgage loans	—	—	—	10,062,294	284,358	10,346,652
Consumer loans	—	—	—	4,033,418	215,291	4,248,709
Subtotal	14,264,866	197,666	162,962	18,859,771	770,919	34,256,184

As of December 31, 2020:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	2,380,033	—	—	—	—	2,380,033
Domestic banks	260,002	—	—	—	—	260,002
Foreign banks	299,621	—	—	—	—	299,621
Subtotal	2,939,656	—	—	—	—	2,939,656

Loans to customers (before allowances for loan losses)
Commercial loans	12,416,243	196,076	199,430	4,466,817	314,473	17,593,039
Residential mortgage loans	—	—	—	9,072,033	316,621	9,388,654
Consumer loans	—	—	—	3,625,167	330,108	3,955,275
Subtotal	12,416,243	196,076	199,430	17,164,017	961,202	30,936,968

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Credit Quality by Asset Class, continued:

Analysis of age of portfolio loan, over-due loans by financial asset class. Additionally to the overdue portion, the amounts detailed include remaining balance of the past due credits are featured below:

As of December 31, 2021:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$

Loans and advances to banks	116,307	—	—
Commercial loans	182,585	62,012	14,669
Import-export financing	7,874	188	2,665
Factoring transactions	17,253	1,694	327
Commercial lease transactions	17,044	4,664	1,651
Other loans and receivables	1,368	309	357
Residential mortgage loans	113,040	35,687	19,095
Consumer loans	124,422	52,105	21,308
Total	579,893	156,659	60,072

As of December 31, 2020:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$

Loans and advances to banks	14,454	—	—
Commercial loans	133,386	29,217	12,942
Import-export financing	5,243	71	222
Factoring transactions	16,206	1,459	155
Commercial lease transactions	17,869	3,903	955
Other loans and receivables	1,449	135	162
Residential mortgage loans	90,410	24,857	9,787
Consumer loans	136,147	53,786	22,764
Total	415,164	113,428	46,987

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Credit Quality by Asset Class, continued:

The following table presents past due loans not impaired as of December 31,

	Past due but not impaired (*)
	Up to 30 days	Over 30 days and up to 59 days	Over 60 days and up to 89 days	Over 90 days
	MCh$	MCh$	MCh$	MCh$
2021	474,092	70,188	21,965	—
2020	270,612	51,808	13,530	—

(*)	These amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

(f)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$12,583 million and Ch$5,670 million as of December 31, 2021 and 2020, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(g)	Renegotiated Assets:

The loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2021	2020
Financial Assets	MCh$	MCh$

Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	331,127	288,094
Residential mortgage loans	243,684	253,907
Consumer loans	361,015	532,420
Subtotal	935,826	1,074,421
Total renegotiated financial assets	935,826	1,074,421

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Risk Price).

(a) Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk separately for each sub-category: Trading Liquidity Risk and Funding Liquidity Risk.

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Income Statement). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with what is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Income Statement whenever it considers that the size of a certain position in the Trading Book exceeds the reasonable amount, negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank's inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report (“MAR”) stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the relevant currencies of the balance sheet, to face a cash need as a result of the operation under business as usual conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of MAR within year 2021 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY MMM$		MAR FCCY MMUS$
	1 - 30 days	1 - 90 days	1 - 30 days	1 - 90 days

Maximum	1,290	3,765	1,550	2,712
Minimum	-1,530	647	-866	238
Average	130	2,330	208	1,271

The bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cash flows generated by full delivery derivatives payments. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

The use of Cross Currency Funding within year 2021 is illustrated below:

Cross Currency Funding MMUS$

Maximum	3,637
Minimum	1,446
Average	2,582

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the Bank's financial ratios that can detect structural changes in its balance sheet characteristics is monitored, such as those presented in the following table and whose relevant use values during the year 2021 are shown below:

	Liquid Assets/ Net Funding <30 days	Liabilities>1 year/ Assets >1 year	Deposits/ Loans

Maximum	216%	106%	72%
Minimum	161%	92%	65%
Average	192%	97%	68%

Additionally, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Furthermore, the Liquidity Risk Management Policy enforces to perform stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, according with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the liquidity risk appetite framework of the institution.

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time as a result of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, “CMF”) authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

The CMF establish the following limits for the C46:

Foreign Currency balance sheet items: 1-30 days C46 index < 1 x Tier-1 Capital

All Currencies balance sheet items: 1-30 days C46 index < 1 x Tier-1 Capital

All Currencies balance sheet items: 1-90 days C46 index < 2 x Tier-1 Capital

The use of this index in year 2021 is illustrated below:

	Adjusted C46 All CCYs as part of Basic Capital		Adjusted C46 FCCY as part of Basic Capital
	1 - 30 days	1 - 90 days	1 - 30 days

Maximum	0.17	0.14	0.36
Minimum	(0.22)	(0.23)	0.08
Average	(0.02)	(0.02)	0.22
Regulatory Limit	1.0	2.0	1.0

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio ("LCR") and Net Stable Financing Ratio ("NSFR"), using assumptions similar to those used in the international banking. Only for the first one, a limit implementation calendar has been established and that during the year 2021 was with a minimum level of 80%. The evolution of the LCR and NSFR metrics during the year 2021 are shown below:

	LCR		NSFR

Maximum	2.46		1.13
Minimum	1.78		1.07
Average	2.09		1.10
Regulatory Limit	0.8	(*)	N/A

(*)	This is the current minimum value for the year 2021 and that increases 0.1 annually until reaching 1.0 in the year 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), as of 2021 and 2020 year end, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2021
Current accounts and other demand deposits	18,542,791	—	—	—	—	—	18,542,791
Transactions in the course of payment	460,490	—	—	—	—	—	460,490
Reverse repurchase agreements and securities lending	88,433	—	52	—	—	—	88,485
Savings accounts and time deposits	7,103,640	1,774,627	240,912	66,492	1,619	—	9,187,290
Full delivery derivative transactions	434,113	469,349	2,603,467	1,645,489	968,078	1,761,581	7,882,077
Borrowings from financial institutions	67,813	1,259,167	18,344	3,515,979	—	—	4,861,303
Other financial obligations	273,394	50	183	183	—	—	273,810
Debt instruments issued in foreign currency other than USD	17,154	369,988	1,083,540	2,358,966	2,104,219	4,839,310	10,773,177

Total (excluding non-delivery derivative transactions)	26,987,828	3,873,181	3,946,498	7,587,109	3,073,916	6,600,891	52,069,423

Non-delivery derivative transactions	271,193	586,231	2,602,915	1,030,628	669,796	2,145,008	7,305,771

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2020
Current accounts and other demand deposits	15,167,229	—	—	—	—	—	15,167,229
Transactions in the course of payment	1,302,000	—	—	—	—	—	1,302,000
Reverse repurchase agreements and securities lending	289,777	43	—	—	—		289,820
Savings accounts and time deposits	6,243,204	1,964,350	648,974	59,038	1,222	156	8,916,944
Full delivery derivative transactions	396,599	364,793	1,305,210	1,088,925	549,777	934,097	4,639,401
Borrowings from financial institutions	74,424	140,455	340,532	1,020,126	2,090,600	—	3,666,137
Other financial obligations	189,003	80	334	386	37	—	189,840
Debt instruments issued in foreign currency other than USD	53,438	90,285	1,082,282	2,194,406	1,886,936	4,452,831	9,760,178

Total (excluding non-delivery derivative transactions)	23,715,674	2,560,006	3,377,332	4,362,881	4,528,572	5,387,084	43,931,549

Non-delivery derivative transactions	401,144	570,084	929,211	787,866	644,420	1,542,088	4,874,814

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

Price Risk Measurement and Limits

The measurement and management of Price Risk are carried out through the use of several metrics developed internally by the Bank, both for the Trading Book and for the Accrual Book (the Accrual Book includes all balance sheet items, even those of the Trading book but in such case these are reported at an interest rate adjustment period of one day, thus not generating accrual interest rate risk). In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

The bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX options volatility sensitivity (vega) are measured, reported and controlled against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level and the most recent one-year observed rates, prices and yields data.

The use of VaR within year 2021 is illustrated below:

Value-at-Risk 99% one-day confidence level MCh$

Maximum	1,606
Minimum	425
Average	971

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using the Earnings-at-Risk or EaR metric.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within year 2021 is illustrated below:

12- months Earnings-at-Risk 99% confidence level 3 months defeasance period MCh$

Maximum	155,073
Minimum	102,504
Average	119,551

The regulatory risk measurement for the Trading Book (C41 report, replaced in December 2021 by the APRM report, from the spanish Activos Ponderados por Riesgo Mercado) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF, which are adopted based on standardized BIS methodologies. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. In addition, correlation factors are included to represent non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to normative guidelines (C40 report), as a result of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short-term and long-term balance. The short-term risk limit should be expressed as a percentage of the Net Interest Margin or NIM plus the revenue collected from commissions that depend on the level of the interest rate; the long-term risk limit cannot exceed a specific percentage of the amount of effective equity.

In addition to the above, the Market Risk Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Accrual Book, additionally a stress test for the AFS (available for sale) portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding trigger levels: in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. In addition, the results during the month for the trading activities are controlled against defined loss levels and in case such levels are exceeded, senior management is also notified.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book, considering the interest rate repricing dates on an individual basis, as of December 31, 2021 and 2020:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2021
Cash and due from banks	3,579,634	—	—	—	—	—	3,579,634
Transactions in the course of collection	446,603	—	—	—	—	—	446,603
Reverse repurchase agreements and securities lending	—	—	—	—	—	—	—
Derivative under hedge-accounting treatment	64	2,163	69,192	500,218	198,926	1,669,980	2,440,543
Inter-banking loans	1,366,378	81,164	81,800	—	—	—	1,529,342
Customer loans	2,529,601	2,676,130	7,226,224	9,018,799	4,798,188	11,955,962	38,204,904
Available-for-sale instruments	95,585	488,919	1,479,321	619,044	169,289	208,507	3,060,665
Held-to-maturity instruments	—	8,334	10,740	38,148	431,285	450,200	938,707
Total Assets	8,017,865	3,256,710	8,867,277	10,176,209	5,597,688	14,284,649	50,200,398

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2020
Cash and due from banks	2,496,891	—	—	—	—	—	2,496,891
Transactions in the course of collection	515,500	—	—	—	—	—	515,500
Reverse repurchase agreements and securities lending	10,007	—	—	—	—	—	10,007
Derivative under hedge-accounting treatment	260	1,800	182,709	250,612	282,219	995,168	1,712,769
Inter-banking loans	2,743,250	71,543	125,574	—	—	—	2,940,367
Customer loans	3,180,598	2,339,929	6,504,393	8,134,601	4,437,666	10,877,247	35,474,433
Available-for-sale instruments	94,086	145,272	456,613	185,995	31,465	145,987	1,059,417
Held-to-maturity instruments	—	—	—	—	—	—	—
Total Assets	9,040,592	2,558,544	7,269,289	8,571,208	4,751,350	12,018,402	44,209,385

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2021
Current accounts and other demand deposits	18,611,880	—	—	—	—	—	18,611,880
Transactions in the course of payment	333,431	—	—	—	—	—	333,431
Reverse repurchase agreements and securities lending	351	—	—	—	—	—	351
Savings accounts and time deposits	7,103,640	1,774,627	240,912	66,492	1,619	—	9,187,290
Derivative hedging instruments	538	979	62,220	407,960	167,805	1,401,836	2,041,338
Inter-banking loans	63,611	1,259,167	18,344	3,515,979	—	—	4,857,101
Debt instruments issued (*)	17,154	369,988	1,083,540	2,358,966	2,104,219	4,839,310	10,773,177
Other liabilities	273,394	50	183	183	—	—	273,810
Total Liabilities	26,403,999	3,404,811	1,405,199	6,349,580	2,273,643	6,241,146	46,078,378

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2020
Current accounts and other demand deposits	15,245,137	—	—	—	—	—	15,245,137
Transactions in the course of payment	1,235,350	—	—	—	—	—	1,235,350
Reverse repurchase agreements and securities lending	13,255	—	—	—	—	—	13,255
Savings accounts and time deposits	6,243,204	1,964,350	648,974	59,038	1,222	156	8,916,944
Derivative hedging instruments	160	291	192,625	230,742	280,421	1,057,369	1,761,609
Inter-banking loans	72,935	140,455	340,532	1,020,126	2,090,600	—	3,664,648
Debt instruments issued (*)	53,438	90,285	1,082,282	2,194,406	1,886,936	4,452,831	9,760,178
Other liabilities	189,003	80	334	386	37	—	189,840
Total Liabilities	23,052,482	2,195,461	2,264,747	3,504,698	4,259,216	5,510,356	40,786,960

(*)	Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book, Accrual Book and the AFS portfolio separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i)	The financial crisis show market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii)	The financial crisis also show that correlations between these fluctuations are materially different from those used in the VaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations respect to the patterns observed under normal conditions.

(iii)	Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined by mathematical simulations of fluctuations in the values of market factors, and also, estimating the changes of the economic and /or accounting value of the financial positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

In order to comply with IFRS 7.40, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Accrual Book and the AFS portfolio. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

The exercise is implemented by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factor present in the Trading Book, in the case of the AFS portfolio a four-week time horizon is used due to liquidity constrains; Accrual Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario

Trading Book

	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	(28)	110	18	147	(8)	1
Greater than 1 year	(12)	81	61	149	(16)	8

bps = basis points

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The worst impact on the Bank’s Trading Book as of December 31, 2021, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book (MCh$)
CLP Interest Rate		(2,365)
Derivatives	(432)
Debt instruments	(1,933)
CLF Interest Rate		(11,313)
Derivatives	118
Debt instruments	(11,431)
Interest rate USD offshore		(64)
Domestic/offshore interest rate spread USD		(48)
Banking spread		(389)
Total Interest rates		(14,179)
Total FX and FX Options		137
Total		(14,042)

The modeled scenario would generate losses in the Trading Book for approximately MCh$14,042. In any case, such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12-months.

The impact on the Accrual Book for the next 12 months as of December 31, 2021, which does not necessarily mean a net loss(gain) but a greater(lower) net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue Accrual Book (MCh$)
Impact by Base Interest Rate shocks	(391,392)
Impact due to Spreads Shocks	(16,255)
Higher / (Lower) Net revenues	(407,647)

The impact on the AFS portfolio it is show in the followings tables. First are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

The sign of the fluctuation below, correspond to the ones that generate the most adverse impact.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The sign of the fluctuation below, correspond to the ones that generate the most adverse impact.

Average Fluctuations of Market Factors for Maximum Stress Scenario

AFS Portfolio

	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	306	306	(15)	(22)
Greater than 1 year	278	309	(6)	2

bps = basis points

The worst impact on the Bank’s AFS portfolio as of December 31, 2021, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact AFS portfolio (MCh$)
CLP Debt Instrument	(77,209)
CLF Debt Instrument	(84,858)
Interest rate USD offshore	—
Domestic/offshore interest rate spread USD	—
Banking spread	(405)
Corporative spread	220
Total	(162,252)

The modeled scenario would generate losses in the AFS portfolio for approximately MCh$162,252, which would potentially be reflected in Other Comprehensive Income accounts.

The main negative impact on the Trading Book would occur as a result of an increase in local interest rates, especially for the Debt instruments, the same applies to the AFS portfolio. The lowest potential income in the next 12 months in the Accrual Book would occur in a scenario of a sharp inflation price fall. In any case, the impacts would be less than the annual budgeted profits of the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(4)	Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on managing the risks it faces in its operations, establishing sufficient capital levels, through the definition of an internal objective, which supports both the business strategy and stress scenarios in the short and medium terms, thus ensuring compliance with regulatory requirements, a solid credit rating and adequate capital clearances. During 2021, the Bank has comfortably met the required capital requirements.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts and limits, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2021, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework.

The Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. Consequently, the Bank may modify the amount of payment of dividends to its shareholders or issue basic capital, additional tier 1 capital or tier 2 capital instruments. The adequacy of the Bank’s capital is monitored using, among other measures, the indices and rules established by the CMF, as well as the alerts and internal limits that the capital management committee and board of directors have defined for such purposes.

Capital Requirements

In accordance with the General Banking Law, the effective equity of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Basic Capital may not be less than 4.5% of its APR or 3% of its total assets. Regarding Tier 1 capital, corresponding to the sum of Basic Capital, bonds with no maturity date and preferred shares, it is established that it may not be less than 6% of their RWAs, net of required provisions. Likewise, banking entities must comply, as established by current regulations or regulators, with capital buffers, such as the conservation buffer, the systemically important buffer, the countercyclical buffer and/or capital charges by pillar 2.

Adoption of the Basel III standard

In 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, as established in Law No. 21,130 that Modernizes Banking Legislation. During the years 2020 and 2021, the CMF promulgated the different regulations for the adequacy of the Basel III standard for local banking, which are applicable as of December 1, 2021. The regulation includes the standard methodologies to determine, among others, Credit, Operational and Market Risk-Weighted Assets, regulatory capital, leverage ratio and systemically important banks. Additionally, the regulations describe requirements and conditions applicable to: (i) the application of internal models for the calculation of certain risk-weighted assets, (ii) the issuance of hybrid capital instruments, (iii) market disclosure requirements (Pillar 3), (iv) the principles for determining capital buffers (countercyclical and conservation), (v) additional requirements to which banks defined as systemically important and (vi) the criteria to determine additional capital requirements for banks with deficiencies identified in the supervision process (Pillar 2), among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(4)	Requirements and Capital Management, continued:

The aforementioned Basel III banking solvency standards consider a series of transitory regulations. These measures include: i) the gradual adoption of the conservation buffer and requirements for systemic banks, ii) the gradual application of adjustments to regulatory capital, iii) the temporary substitution of additional tier 1 capital (AT1) for tier 2 capital instruments, that is, subordinated bonds and additional provisions and iv) gradualness to continue recognizing subordinated bonds issued by banking subsidiaries as effective equity.

Below are indicators and indices applicable as of December 1, 2021:

Item No.	Total assets, risk-weighted assets and components of the effective equity according to Basel III Item description	Overall consolidated Dec-2021 MCh$	Local consolidated Dec-2021 MCh$

1	Total assets according to the statement of financial position	51,702,439	51,702,439
2	Non-consolidated investment in subsidiaries	-	-
3	Assets discounted from regulatory capital, other than item 2	61,953	61,953
4	Derivative credit equivalents	1,782,784	1,782,784
4.1	Financial derivative contracts	2,983,298	2,983,298
5	Contingent loans	2,612,170	2,612,170
6	Assets generated by the intermediation of financial instruments	-	-
7	= (1-2-3+4-4.1+5-6) Total assets for regulatory purposes	53,052,142	53,052,142
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	28,280,644	28,280,644
8.b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	-	-
9	Market risk weighted assets (MRWA)	1,342,767	1,342,767
10	Operational risk weighted assets (ORWA)	2,956,592	2,956,592
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)	32,580,003	32,580,003
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)	32,580,003	32,580,003
12	Owner’s equity	4,223,013	4,223,013
13	Non-controlling interest	1	1
14	Goodwill	-	-
15	Excess minority investments	-	-
16	= (12+13-14-15) Core Tier 1 Capital (CET1)	4,223,014	4,223,014
17	Additional deductions to core tier 1 capital, other than item 2	-	-
18	= (16-17-2) Core Tier 1 Capital (CET1)	4,223,014	4,223,014
19	Voluntary provisions (additional) imputed as additional Tier 1 capital (AT1)	325,800	325,800
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	-	-
21	Preferred shares allocated to additional tier 1 capital (AT1)	-	-
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)	-	-
23	Discounts applied to AT1	-	-
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)	325,800	325,800
25	= (18+24) Tier 1 Capital	4,548,814	4,548,814
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	214,452	214,452
27	Subordinated bonds imputed as Tier 2 capital (T2)	871,079	871,079
28	= (26+27) Equivalent tier 2 capital (T2)	1,085,531	1,085,531
29	Discounts applied to T2	-	-
30	= (28-29) Tier 2 capital (T2)	1,085,531	1,085,531
31	= (25+30) Effective equity	5,634,345	5,634,345
32	Additional basic capital required for the constitution of the conservation buffer	0	0
33	Additional basic capital required to set up the countercyclical buffer	0	0
34	Additional basic capital required for banks qualified as systemic	0	0
35	Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)	0	0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(4)	Capital Requirements and Capital Management, continued:

Solvency indicators and regulatory compliance indicators according to Basel III	Overall consolidated Dec-2021%	Local consolidated Dec-2021%
leverage indicator ( I18/ I7)	7.96%	7.96%
Core Tier 1 capital indicator ( I18 / I11.b)	12.96%	12.96%
Tier 1 capital indicator ( I25 / I11.b)	13.96%	13.96%
Capital adequacy indicator ( I31/ I11.b)	17.29%	17.29%
Credit rating	A	A
Regulatory compliance indicators for solvency
Additional provisions imputed in Tier 2 capital (T2) in relation to CRWA	0.76%	0.76%
Subordinated bonds imputed in Tier 2 capital (T2) in relation to Core Tier 1 Capital (CET1)	20.63%	20.63%
Additional Tier 1 Capital (AT1) in relation to Core Tier 1 Capital	7.71%	7.71%
Voluntary (additional) provisions and subordinated bonds that are charged to additional tier 1 capital (AT1) in relation to RWAs	1.00%	1.00%

Below, for comparative purposes, the amounts and ratios determined using the dispositions in effect up to November 30, 2021 are presented:

	As of December 31,
	2021 (*)	2020
	MCh$	MCh$

Basic capital	4,223,013	3,726,267
Effective equity	5,522,703	4,878,500
Consolidated assets Total	55,261,371	48,754,455
Consolidated credit risk weighted assets Total	34,288,733	30,566,571

	Ratio
	As of December 31,
	2021(*)	2020
	%	%

Basic capital / consolidated assets	7.64	7.64
Effective equity/ Consolidated risk weighted assets	16.11	15.96

(*)	Information for comparative purposes based on dispositions contained in Chapter 12-1 of the RAN.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

42.	Subsequent Events:

On January 27, 2022, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting on March 17, 2022 in order to propose, among other matters, the following:

1.	The following distribution of profits for the year ended on December 31, 2021:

a)	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2020 and November 2021, amounting to Ch$253,093,655,744 which will be added to retained earnings from previous periods.

b)	Distribute in the form of dividend the remaining liquid profit, corresponding to a dividend of Ch$5.34393608948 to each of the 101,017,081,114 shares of the Bank

Consequently, it will be proposed a distribution as dividend of 68.1% of the profits for the year ending December 31, 2021.

2.	The shareholders who consider it, express their option to accept all or part of their dividend to the optional and transitory taxation regime that contemplates a substitute tax payment for the final taxes, called ISFUT (for its Spanish initials), in accordance with the transitory article 25 of Law No. 21,210. The form and period in which this option can be exercised will be informed in a timely manner.

3.	The dividend, if approved by the Meeting, will be paid on March 31, 2022.

In Management’s opinion, there are no others significant subsequent events in addition to those indicated in Note No. 3 “New Accounting Pronouncements” that affect or could affect the Consolidated Financial Statements of Banco de Chile and its subsidiaries between December 31, 2021 and the date of issuance of these Consolidated Financial Statements.

Héctor Hernández G.	Eduardo Ebensperger O.
General Accounting Manager	Chief Executive Officer